As filed with the Securities and Exchange Commission on September 10, 2003

Registration No. 333-106796

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SIGMATEL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	74-2691412
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3815 South Capital of Texas Highway, Suite 300, Building 3

Austin, Texas 78704

Telephone: (512) 381-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald P. Edgerton

President and Chief Executive Officer

Ross A. Goolsby

Vice President of Finance and Chief Financial Officer

3815 South Capital of Texas Highway, Suite 300, Building 3

Austin, Texas 78704

Telephone: (512) 381-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian P. Fenske Paul E. Hurdlow Gray Cary Ware & Freidenrich LLP 1221 South MoPac, Suite 400 Austin, Texas 78746 (512) 457-7000	J. Robert Suffoletta Wilson Sonsini Goodrich & Rosati, Professional Corporation 8911 Capital of Texas Highway North Westech 360, Suite 3350 Austin, TX 78759 (512) 338-5400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.0001 par value per share	$149,500,000	$0

(1)	Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(o).
(2)	Excludes $12,094.55 paid with previous filings.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 10, 2003

PROSPECTUS

10,000,000 Shares

Common Stock

This is SigmaTel, Inc.’s initial public offering of its common stock. We are offering 7,000,000 shares and the selling stockholders are offering 3,000,000 shares. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We expect the public offering price to be between $11.00 and $13.00 per share.

Currently, no public market exists for the shares. After pricing of the offering, we expect the shares will be quoted on the Nasdaq National Market under the symbol “SGTL.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds before expenses, to SigmaTel	$	$

Proceeds before expenses, to Selling Stockholders	$	$

The underwriters may also purchase up to an additional 395,239 shares from us, and up to an additional 1,104,761 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                         , 2003.

Merrill Lynch & Co.	JPMorgan

CIBC World Markets	Needham & Company, Inc.

The date of this prospectus is                         , 2003.

[Inside Front Cover Graphic:

Along the top of the page, from left to right, are the following photographs: young man preparing to play a DVD, MP3 player, MP3 player, MP3 player, MP3 player, young man operating an MP3 player, notebook PC, drawing of the flat face of a DVD, Infrared stick, young woman listening to music on headphones and DVD player.

In the center of the page is a picture of a portable audio system on a chip, or SoC, a mixed signal integrated circuit which bears the SigmaTel, Inc. logo. Immediately to the right of the picture is the following caption: “SIGMATEL Converting the Real World Into a Digital Experience >>>.”]

[Gatefold Graphic:

Along the top of the page, from left to right, are the following photographs: young man preparing to play a DVD, MP3 player, MP3 player, MP3 player, MP3 player, young man operating an MP3 player, notebook PC, drawing of the flat face of a DVD, Infrared stick, young woman listening to music on headphones, DVD player, cone of an audio speaker, drawing of the flat face of a DVD, child viewing a flat panel computer monitor, DVD player, flat panel television, man operating a set-top box, Infrared dongle, drawing of the flat face of a DVD and man sitting in a chair listening to music.

Below the photographs described above and centered from top to bottom on the left side of the page is the caption titled: “>>>SigmaTel.” Directly to the right of the title and centered from top to bottom on the page is the following text: “We design, develop and market proprietary, analog-intensive, mixed-signal ICs for portable compressed audio players, notebook and desktop PCs, consumer audio equipment and USB peripherals. Our highly-integrated, systems-level solutions enable manufacturers of electronic products to create devices that feature reduced size, extended battery life and enhanced end-user features.”

To the right of the above caption are photographs of the following SigmaTel, Inc. products, from top to bottom:

•	Portable audio SoC mixed-signal integrated circuit which bears the SigmaTel, Inc. logo;

•	PC audio codec mixed-signal integrated circuit which bears the SigmaTel, Inc. logo;

•	Consumer audio codec mixed-signal integrated circuit which bears the SigmaTel, Inc. logo; and

•	USB peripheral mixed-signal integrated circuit which bears the SigmaTel, Inc. logo.

To the right of each respective product photograph is the below respective description of the product and the following text:

•	Portable Audio SoC:

•	Decodes compressed audio files

•	For flash memory, USB mass storage and hard disk-drive MP3 players

•	Up to 35+ hours of battery life

•	USB 1.1 or 2.0 capability

•	PC Audio Codec:

•	Complete, integrated, audio solution for playback and recording of audio files on notebook and desktop PCs

•	Full line of 2-, 4- and 6-channel codecs

•	Proprietary audio jack-sensing technology

•	Host audio solutions

•	Consumer Audio Codec

•	Complete, integrated, audio solution for playback and recording of audio files on consumer audio equipment

•	High audio performance for consumer applications such as DVD players, set-top boxes, digital TVs and home theatres

•	Features consumer audio-centric interfaces

•	Signal to Noise Ratio up to 107 dB

•	USB Peripheral IC:

•	Enables wireless infrared connectivity among devices such as notebook and desktop PCs, PDAs, cell phones and digital cameras

•	USB-to-Infrared bridge controller enables high-speed data communications (up to 4 Mb per second)

•	Incorporated within external peripheral devices as Infrared dongle or Infrared stick

To the right of the caption describing the Portable Audio SoC product are the following photographs: MP3 player, MP3 player, young woman listening to music on an MP3 player and a hand holding an MP3 player.

To the right of the caption describing the PC Audio Codec product are the following photographs: Notebook PC, hands typing on the keyboard of a notebook PC, notebook PC with CD-ROM/DVD drive extended in the open position and young man using a notebook PC with headphones.

To the right of the caption describing the Consumer Audio Codec product are the following photographs: DVD player, DVD player, man and woman watching a flat panel television and home entertainment hub.

To the right of the caption describing the USB Peripheral IC product are the following photographs: Infrared dongle, Infrared stick and a hand holding a small Infrared stock. To the right of the last photo is the SigmaTel, Inc. logo.]

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We have registered the “SigmaTel” name and logo as trademarks in the United States. All other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the risks of investing in our common stock discussed under “Risk Factors” before making an investment decision. References to “we”, “us” and “our” refer to SigmaTel, Inc.

SigmaTel, Inc.

We are a semiconductor company that designs, develops, and markets proprietary, mixed-signal integrated circuits, or ICs. Our ICs incorporate significant analog circuitry for manipulating real world signals such as sound and light, as well as digital circuitry for processing data represented by a series of ones and zeroes. We sell our mixed-signal ICs for use in a variety of products in the consumer electronics and computing markets, including portable compressed audio players, such as MP3 players, notebook and desktop personal computers, or PCs, DVD players, digital televisions, and set-top boxes. We provide our customers with solutions encompassing many elements required for electronic systems, which we call system-level solutions. Our solutions incorporate multiple analog and digital circuits, customizable software loaded onto the permanent memory of the IC, known as firmware, customizable software loaded onto a user’s PC, software development tools, reference designs, and applications support. Our focus on providing system-level solutions enables our customers to rapidly introduce and offer electronic products that are small, light-weight, power-efficient, reliable, and cost-effective.

We have sold our products worldwide to over 100 direct and indirect customers during the last twelve months. Our portable audio systems on a chip, or SoCs, are used by leading electronic device manufacturers such as Creative Technology, Samsung and Tai Guen Enterprise. Leading original equipment manufacturers, or OEMs, such as Dell and Fujitsu, incorporate our PC audio coder/decoder ICs, or codecs, into their products. Our consumer audio codecs are used by consumer electronics companies, such as Samsung. Due primarily to increased sales of our portable audio SoCs, our revenues increased from $9.1 million for the six months ended June 30, 2002 to $32.5 million for the six months ended June 30, 2003, our operating loss was $6.4 million for the six months ended June 30, 2002 compared to operating income of $1.1 million for the six months ended June 30, 2003 and our net loss attributable to common stockholders increased from $7.7 million for the six months ended June 30, 2002 to $8.1 million for the six months ended June 30, 2003.

Several powerful trends are driving demand for mixed-signal ICs in electronic devices. Consumers are demanding portable electronic devices that enable them to enjoy digital media, communicate, and compute independent of physical location. There is increasing demand for mobile products incorporating wireless connectivity technologies, such as wireless local area network, Bluetooth, and Infrared connectivity. Consumer desire for digital media content and the devices that play such content is further driven by increasing broadband usage, a growing selection of digital media content, such as compressed digital audio files, and declines in the costs of electronic devices. In addition, growth in discretionary income in populous, developing countries, such as China, is increasing the number of consumers purchasing electronic devices. To respond to these market dynamics and competitive pressures, manufacturers increasingly need system-level mixed-signal solutions to rapidly bring to market differentiated products at lower costs.

Many analog IC companies offer broad product lines of general-purpose building block components. These components usually must be combined with other ICs, resulting in larger and heavier products that consume more power, require larger and more complex printed circuit boards, are more expensive, and can be less reliable than SoCs that are optimized for specific product applications. In addition, many analog IC companies do not have the software and firmware design capabilities or the expertise regarding entire electronic systems required to provide system-level solutions to electronic device manufacturers. We are able to integrate onto a single IC many of the components of an entire electronic system or sub-system. For example, in our portable audio SoCs, we incorporate standard digital components such as a processor and memory, certain peripheral connections, such as a Universal Serial Bus, or USB, interface, as well as proprietary analog components such as analog-to-digital and digital-to-analog converters, a direct current to direct current, or DC-to-DC, converter for reducing the electrical power used by an electronic system, and audio signal amplifiers. Our integration of such a large number of analog and digital components on the same IC, manufactured by third-party wafer fabrication facilities in standard digital complementary metal-oxide semiconductor, or CMOS, process technologies, eliminates significant technical engineering design challenges that our customers would otherwise face. This integration enables our customers to reduce their overall bill of materials cost and produce small, light-weight, reliable, power-efficient portable products that enhance the end user experience.

Our objective is to be a leading supplier of mixed-signal ICs for the portable electronic device, personal computing and consumer electronic markets. To achieve this goal, we are pursuing the following strategies:

•	target multiple high growth portable electronic device markets;

•	focus on industry-leading customers;

•	reuse core technologies to create new products;

•	continue to invest in technology development to extend market leadership position; and

•	capitalize on highly-focused business model.

We were incorporated in Delaware in March 2000. In August 2003, we issued shares and became a wholly owned subsidiary of a Texas corporation also named SigmaTel, Inc., which had been incorporated in December 1993. In August 2003, the Texas corporation was merged into us to change the state of incorporation of the SigmaTel business from Texas to Delaware. Our principal executive offices are located at 3815 South Capital of Texas Highway, Suite 300, Building 3, Austin, Texas 78704. Our telephone number is (512) 381-3700.

The Offering

Common stock offered by:
SigmaTel, Inc.	7,000,000 shares
Selling stockholders	3,000,000 shares
Total	10,000,000 shares

Common stock to be outstanding after this offering	33,484,797 shares

Use of proceeds	Approximately $11.8 million will be used to repay existing bank debt, accrued interest on convertible notes and other obligations, and the remainder will be used for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	SGTL

The number of shares of common stock to be outstanding after this offering is based on the pro forma number of shares outstanding as of June 30, 2003 and reflects the conversion of all shares of our outstanding convertible preferred stock into common stock. This information excludes:

•	3,827,460 shares issuable upon exercise of outstanding options issued under our stock option plans with a weighted average exercise price of $2.25 per share;

•	740,295 shares issuable upon exercise of outstanding warrants and a non-plan option with a weighted average exercise price of $4.05 per share; and

•	3,539,287 shares authorized for future issuance under our stock plans.

In addition, the underwriters have a 30-day option to purchase up to 395,239 additional shares from us and 1,104,761 additional shares from the selling stockholders to cover over-allotments. Some of the disclosures in this prospectus would be different if the underwriters exercise their over-allotment option. Unless we tell you otherwise, the information in this prospectus:

•	reflects the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering;

•	gives effect to a one-for-three reverse split of our common stock to be completed prior to this offering;

•	assumes the issuance of an aggregate of 1,022,102 shares of our common stock upon conversion of the outstanding principal balance of approximately $6.4 million of convertible promissory notes;

•	assumes the issuance of 386,898 shares of our common stock upon the net exercise of warrants with a weighted average exercise price of $6.28 per share that would otherwise terminate upon the completion of this offering (at an assumed public offering price of $12.00 per share);

•	gives effect to our reincorporation into Delaware which occurred in August 2003; and

•	assumes that the underwriters will not exercise their over-allotment option.

Summary Financial Data

The summary financial data set forth below should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to the financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period. The “Pro Forma” data in the table below reflects our capitalization as of June 30, 2003 with adjustments for the automatic conversion of all shares of our outstanding preferred stock into 19,177,792 shares of common stock upon the closing of this offering. The “Pro Forma As Adjusted” column in the table below reflects the application of the net proceeds from the sale by us of the shares of common stock in this offering at an assumed public offering price of $12.00 per share and after the deduction of the underwriting discount and estimated offering expenses, the issuance of an aggregate of 1,022,102 shares of our common stock upon conversion of the outstanding principal balance of convertible promissory notes and the exercise of warrants to acquire an aggregate of 386,898 shares of our common stock that would otherwise terminate upon the completion of this offering. The net proceeds reflects the payment of the $5.7 million obligation related to the settlement of a dispute in 2000.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
Statement of Operations Data:	(in thousands, except share data)
Revenues, net	$6,368	$28,722	$47,430	$24,380	$30,917	$9,142	$32,548
Gross profit	1,673	6,560	8,401	692	11,287	1,755	14,340
Research and development	1,993	3,807	15,201	13,678	11,927	5,787	7,816
Selling, general and administrative	1,264	3,507	13,788	6,572	4,969	2,313	4,255
Litigation settlements	—	—	3,000	(3,000)	—	—	—
Operating income (loss)	(1,584)	(754)	(22,944)	(16,643)	(5,649)	(6,359)	1,141
Net Income (loss)	(1,703)	(762)	(22,709)	(18,377)	(8,279)	(7,552)	150
Deemed dividends on preferred stock	—	(103)	(312)	(316)	(316)	(158)	(8,255)
Net loss attributable to common stockholders	(1,703)	(865)	(23,021)	(18,693)	(8,595)	(7,710)	(8,105)
Basic and diluted net loss attributable to common stockholders per share(1)	$(0.49)	$(0.21)	$(5.21)	$(3.34)	$(1.47)	$(1.33)	$(1.39)
Basic and diluted weighted-average number of shares used in per share calculations(1)	3,452,285	4,042,619	4,414,522	5,597,511	5,836,026	5,802,649	5,849,838
Basic and diluted pro forma net loss attributable to common stockholders per share (unaudited)(1)					$(0.57)		$(0.35)
Basic and diluted weighted-average number of shares used in pro forma per common share calculations (unaudited)(1)					15,059,636		23,209,966

(1)	Reflects an assumed one-for-three reverse stock split approved by our board of directors and stockholders on July 1, 2003 to be completed prior to this offering.

	December 31, 2002	June 30, 2003
		Actual	Pro Forma As Adjusted
			(unaudited)
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$2,859	$5,092	$69,911
Total assets	18,529	28,898	93,945
Long-term debt	7,437	10,758	—
Redeemable convertible preferred stock	40,761	49,016	—
Total stockholders’ equity (deficit)	(44,985)	(43,782)	82,766

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related To Our Business

Our limited history of sales of our key products makes it difficult to evaluate our prospects.

Most of our key products have only been sold in significant quantities for a short time. For example, our STMP 3410 portable audio SoC was introduced in the fourth quarter of 2001, but did not begin shipping in significant quantities until the second quarter of 2002. Sales of this product are highly dependent upon continued acceptance of portable MP3 music players by consumers. Since we cannot accurately monitor sell-through of our customers’ MP3 players which contain our portable audio SoCs, it is possible that some of these products may not be selling through. As a result, our customers could experience inventory growth that could cause them to purchase fewer products from us or seek to return products to us in the future. There can be no assurance that our customers have not or will not place orders in excess of their requirements in response to actual or perceived shortages in the supply of our ICs. In such event, it will be more difficult for us to forecast our future revenues and budget our operating expenses, and our operating results would be adversely affected to the extent such excess orders are cancelled or rescheduled. We have limited historical financial data from which to predict our future sales and operating results for our portable audio SoCs and other key products that we have recently introduced. Our limited operating experience with these products, combined with the rapidly evolving nature of the markets in which we sell our products, and other factors which are beyond our control, limit our ability to accurately forecast quarterly or annual sales. Because most of our expenses are fixed in the short term or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. We are currently expanding our staffing and increasing our expenditures to support future growth. If our growth does not materialize, we would incur higher losses.

We do not expect to sustain our recent growth rate.

Due primarily to the introduction of our second generation portable audio SoC in 2002, we have experienced significant revenue growth and have gained significant market share in a relatively short period of time. Specifically, our annual revenues increased from $24.4 million in 2001 to $30.9 million in 2002, and our revenues increased from $9.1 million for the six months ended June 30, 2002 to $32.5 million for the six months ended June 30, 2003. However, we do not expect similar revenue growth or market share gains in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

We have a history of losses and may continue to incur losses.

We incurred net losses of approximately $22.7 million, $18.4 million and $8.3 million for the years ended December 31, 2000, 2001 and 2002, respectively, and net income of $0.2 million for the six months ended June 30, 2003. As of June 30, 2003, we had an accumulated deficit of approximately $52.9 million. Despite realizing net income in the six months ended June 30, 2003, we may incur losses in the future. We expect our operating expenses to increase as we pursue our strategic objectives. Our results of operations for the six months ended June 30, 2003 include non-cash charges of $1.1 million related to stock based compensation and $8.3 million related to a deemed dividend on the sale of preferred stock. We will continue to incur stock-based compensation and deemed dividend charges in the future as a result of past option grants and preferred stock sales. Our ability to become profitable depends on the rate of growth of our target markets, the continued market acceptance of our customers’ products, the competitive position of our products, and our ability to develop new products. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

We depend on a few key customers for a substantial majority of our sales and the loss of, or a significant reduction in orders from, any of them would likely significantly reduce our revenues.

For the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2003, sales to our top five customers accounted for approximately 89.7%, 92.9%, 75.7% and 70.9%, respectively, of our revenues. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that use our ICs. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance. Because our sales are made by means of standard purchase orders rather than long term contracts, we cannot assure you that our customers will continue to purchase our products at current levels, or at all.

We rely primarily on a small number of distributors to market and distribute our products, and if we fail to maintain or expand these sales channels, our revenues would likely decline.

Sales to a small number of distributors generate a significant amount of our revenues. Our sales through distributors accounted for 22.2%, 45.5%, 65.5% and 77.6% of our revenues for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003, respectively. Our sales to Holystone, a distributor, accounted for 12.8%, 28.2%, 35.0% and 38.2% of our revenues in the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003, respectively. If Holystone or our other distributors were to materially reduce their purchases from us, our business, financial condition and results of operations would suffer.

Our business will depend on our ability to maintain and expand our relationships with distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. Our distributors decide whether to include our products among those that they sell and may carry and sell product lines that are competitive with ours. Because our distributors are not required to make a specified minimum level of purchases from us, we cannot be sure that they will prioritize selling our products. As we continue to expand our indirect sales capabilities, we will need to manage the potential conflicts that may arise within our indirect sales force. We also rely on our distributors to accurately and timely report to us their sales of our products and to provide certain engineering support services to customers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would adversely affect our business and financial results.

Our business is highly dependent on the consumer electronics market, which is characterized by short product life cycles, fluctuations in demand and seasonality, and subject to risks related to product transitions and supply of other components.

We derive a substantial portion of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly evolving technology, and ever-changing consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we, or our customers, are unable to manage product transitions, our business and results of operations could be negatively affected. For example, if our customers transition from one type of flash memory to another type and our product is not compatible with the new type of flash memory, sales of our ICs would be adversely affected if we were unable to update our product in a timely manner. In addition, we are subject to the risk of supply problems with other components of the end products of our customers. For example, if our customers could not obtain sufficient supplies of flash memory, a key component in many portable compressed audio players, the sales of our products that are also included in such devices would be adversely affected. Furthermore, continuing technological advancement in consumer electronic devices, which is a significant driver of customer demand, is largely beyond our control.

The expansion of the consumer electronics market in general, and the demand for MP3 products in particular, may be adversely impacted by the enforcement of limits on file sharing and downloadable music. The major record labels have complained about consumers downloading music off of the Internet without paying any fees or royalties to the owners of that music. In particular, the Recording Industry Association of America, a recording industry trade group, has announced recently that it plans to sue hundreds of individuals who illegally distribute copyrighted songs over the Internet. If the record labels, other music producers, or other parties are successful in limiting the ability of consumers to obtain free music on the Internet, the demand for consumer electronic devices such as MP3 players that use our ICs may decline. Any decline in consumer spending relating to general economic conditions, future terrorist attacks or disease outbreaks, such as Severe Acute Respiratory Syndrome, or SARS, could also limit the expansion of the consumer electronics market, thus adversely affecting our business.

Because many of our ICs are designed for use in consumer electronic products, such as portable compressed audio players, PCs, and DVD players, we expect our business to be subject to seasonality, with increased revenue in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand. However, our recent rapid growth in revenues makes it difficult for us to assess the impact of seasonal factors on our business. In particular, strong sales of our portable audio SoCs resulted in increased revenues during the first quarter of 2003 compared to the fourth quarter of 2002, offsetting seasonal demand factors. If we or our customers are unable to ramp up production of new or existing products to meet any increases in demand due to seasonality or other factors, our revenues from such products would be adversely affected.

Because of the lengthy sales cycles for our products and the fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

Our sales cycles can take up to 12 months to complete and volume production of products that use our ICs can take an additional 3 to 6 months to be achieved, if at all. Sales cycles for our products are lengthy for a number of reasons:

•	our customers usually complete an in-depth technical evaluation of our products before they place a purchase order;

•	the commercial adoption of our products by OEMs and original device manufacturers, or ODMs, is typically limited during the initial release of their product to evaluate product performance and consumer demand;

•	new product introductions often center around key trade shows and failure to deliver a product prior to such an event can seriously delay introduction of a product; and

•	the development and commercial introduction of products incorporating new technology frequently are delayed.

As a result of our lengthy sales cycles, we may incur substantial expenses before we earn associated revenues because a significant portion of our operating expenses is relatively fixed and based on expected revenues. The lengthy sales cycles of our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel or change their orders. Our sales are made by purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, backlog is not always a good indicator of our future sales. If customer cancellations or product changes occur, this could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses.

We derive a substantial portion of our revenues from our portable audio SoCs, the selling prices of our products tend to decline over time, and if we are unable to develop successful new products in a timely manner, our operating results and competitive position could be harmed.

Our recent revenue growth has been primarily from sales of our portable audio SoCs. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner or that our products will generate significant revenues. The development of our ICs is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the availability of third-party manufacturing, assembly, and test capacity;

•	the ability of our foundries to achieve high manufacturing yields for our products;

•	our ability to transition to smaller manufacturing process geometries;

•	the quality, price, performance, power efficiency and size of our products and those of our competitors;

•	our management of our indirect sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

As is typical in the semiconductor industry, the selling price of a product tends to decline significantly over the life of the product. If we are unable to offset any reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, our revenues, gross margins and operating results would be adversely affected.

We rely on third-party contractors to manufacture, assemble and test our products and our failure to successfully manage our relationships with these contractors could damage our relationships with our customers, decrease our sales, and limit our growth.

We rely on third-party contractors to manufacture, assemble, and test our ICs. We currently do not have long-term supply contracts with any of our third-party vendors. None of our third-party vendors are obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. There are significant risks associated with our reliance on these third-party contractors, including:

•	potential price increases;

•	capacity shortages;

•	their inability to increase production and achieve acceptable yields on a timely basis;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products;

•	failure to qualify a selected supplier;

•	labor shortages or labor strikes; and

•	actions taken by our third-party contractors that breach our agreements.

Because future foundry capacity may be limited and because we do not have long-term agreements with our foundries, we may not be able to secure adequate manufacturing capacity to satisfy the demand for our products.

Presently we utilize two foundries to manufacture our portable audio SoCs and one principal foundry to manufacture our audio codecs. In general, each of our products is manufactured at a single foundry. We provide these foundries with monthly rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. Moreover, the price of our wafers will fluctuate based on changes in available industry capacity. We do not have long term supply contracts with any of our foundries. Therefore, our foundry suppliers could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements. If we are not able to obtain foundry capacity as required, our relationships with our existing customers would be harmed and our sales would likely decline.

If our foundries do not achieve satisfactory yields or quality, our sales could decrease, and our relationships with our customers and our reputation may be harmed.

Minor deviations in the IC manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. For example, a design error by one of our third-party foundries during 2001 caused very low yields for several months, which negatively impacted our business. Our foundries are responsible for yield losses due to their errors, but these yield losses could cause us to delay shipments to our customers. Our parts are qualified with our foundries, at which time a minimum acceptable yield is established. If actual yield is below the minimum, the foundry incurs the cost of the wafers. If actual yield is above the minimum, we incur the cost of the wafers. The manufacturing yields for our new products tend to be lower initially and increase as we achieve full production. Our product pricing is based on the assumption that an increase in manufacturing yields will continue, even with the increasing complexity of our ICs. Shorter product life cycles require us to develop new products faster and to manufacture these products for shorter periods of time. In many cases, these shorter manufacturing periods will not reach the longer, high volume manufacturing periods conducive to higher manufacturing yields and declining costs. As a result, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

Our third-party foundries, other subcontractors and many of our customers and end customers are located in the Pacific Rim, an area subject to significant earthquake risk and adverse consequences related to the outbreak of SARS.

All of the principal foundries that manufacture our products and all of the principal subcontractors that assemble, package, and test our products are located in either South Korea, Singapore, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of an earthquake in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near these foundries or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. While we have some foundry capacity in the United States, we may not be able to increase our foundry capacity in the United States, or obtain other alternate foundry capacity on favorable terms, if at all. The recent outbreak of SARS has curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and shopping within those countries. In addition, outbreaks of disease or other disasters could limit consumer demand for our ICs or the products that use our ICs.

Our recent expansion has placed a significant strain on our management, personnel, systems and resources, and the continued success of our business depends on our ability to successfully manage any future expansion.

Our business has expanded rapidly, and we expect that further expansion will be required to address the potential growth in our customer base. This expansion has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute on our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	continue to enhance our customer resource management and manufacturing management systems;

•	expand and upgrade our core technologies; and

•	manage multiple relationships with our distributors, suppliers, and other third parties.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

We have in the past and may in the future experience significant period-to-period fluctuations in our revenues and operating results due to a number of factors, including:

•	the timing and volume of purchase orders and cancellations from our customers;

•	the rate of acceptance of our products by our customers;

•	the rate of growth of the market for analog-intensive, mixed-signal ICs;

•	fluctuation and seasonality in demand for our products;

•	increases in prices charged by our foundries and other third-party subcontractors;

•	the availability of third-party foundry capacity;

•	fluctuations in manufacturing yields;

•	the difficulty of forecasting and managing our inventory and production levels;

•	the rate at which new markets emerge for products we are currently developing or our ability to develop new products;

•	our involvement in litigation;

•	natural disasters, particularly earthquakes, or disease outbreaks, such as the recent outbreak of SARS, affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested;

•	changes in our product mix; and

•	the evolution of industry standards.

Any variations in our quarter-to-quarter performance may cause our stock price to fluctuate. It is likely that in some future period our operating results will be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could significantly harm our sales, reduce our profitability or increase our losses for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete favorably in the marketplace.

We face competition from a relatively large number of competitors in each of our targeted markets. In the PC and consumer audio markets, we compete primarily with AKM, Analog Devices, C-Media, Cirrus Logic, and Realtek. In the portable compressed audio market, our principal competitors include Cirrus Logic, Micronas, Philips Semiconductor, Samsung, and Texas Instruments. Within the USB peripherals market, we compete primarily with KC Technology and other companies providing various multi-chip solutions. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop their own internal ICs that could replace their need for our products or otherwise reduce demand for our products.

The consumer electronics market, which is a principal end market for our ICs, has historically been subject to intense price competition. In many cases, low cost, high volume producers have entered markets and driven down profit margins. If a low cost, high volume producer should develop products that are competitive with our products, our sales and profit margins would suffer.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Furthermore, our current or potential competitors have established or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm our business.

We depend on our key personnel to manage our business effectively, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We rely heavily on the services of our key employees, including Ronald Edgerton, our Chief Executive Officer. In addition, our analog designers and other key technical personnel represent a significant asset and serve as the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Any of our current employees may terminate their employment with us at any time. The competition for such personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and negatively impact our ability to sell, our products.

Our products are complex and may require modifications to resolve undetected errors or failures in our hardware and software, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our ICs are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and cause significant customer relations and business reputation problems. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

We have substantial international sales, which expose us to additional business risks including increased logistical complexity and political instability.

Our sales outside of the U.S. as a percentage of total sales were 69.5%, 85.0%, 98.3% and 99.8% for the years ended December 31, 2000, 2001 and 2002, and the six months ended June 30, 2003, respectively. We plan to expand our international sales activities, but may not be able to maintain or increase international market demand for our products. Our international sales are subject to a number of risks, including:

•	increased complexity and costs of managing international sales;

•	protectionist laws and business practices that favor local competition in some countries;

•	multiple, conflicting and changing laws, regulations and tax schemes;

•	longer sales cycles;

•	public health issues, such as the recent SARS outbreak;

•	greater difficulty in accounts receivable collection and longer collection periods; and

•	political and economic instability.

To date, all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers, thus potentially leading to a reduction in sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation making it more difficult for us to compete with those companies.

We may be unable to effectively protect our intellectual property, which would negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the U.S. Many U.S. companies have encountered substantial infringement problems in foreign countries, including countries in which we sell products. We do not currently hold any non-U.S. patents. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own.

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation, which could subject us to liability, require us to stop selling our products or force us to redesign our products.

In recent years, there has been significant litigation in the U.S. involving patents and other intellectual property rights in the semiconductor industry. In the past, we have found it necessary to engage in litigation to enforce and defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. For example, in 2000 we settled a patent infringement and trade secret claim filed by Cirrus Logic related to our audio codec products. We believe future litigation involving intellectual property could occur.

From time to time, we receive letters from various industry participants alleging infringement of patents or trade secrets. We typically respond when appropriate and as advised by legal counsel. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

Our intellectual property indemnification practices may adversely impact our business.

We have historically indemnified our customers for certain costs and damages of patent infringement in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 standard. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement. We are aware that certain of our customers have received a notice from a third party seeking to grant a royalty bearing patent license to those customers and claiming that those customers’ manufacture and sale of products capable of decoding MP3 files violates patents which the third party has the right to enforce. We have not received any such notice, and we are not aware of any claimed violations on our part. In the contracts under which we distribute MP3 decoding products, we generally have not agreed to indemnify our customers with respect to patent claims related to MP3 decoding technology, and none of our customers have requested indemnification relating to notices received from this third party. However, we cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, operating results or financial condition.

We may need to raise additional capital which might not be available or which, if available, may be on terms that are not favorable to us.

We believe the net proceeds from this offering, together with our existing cash balances, bank credit facility and cash expected to be generated from our operations, will be sufficient to meet our working capital, capital expenditures, and other needs for at least the next 12 months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

The industry standards supported by our products are continually evolving, and our success depends on our ability to adapt our products to meet these changing industry standards.

Our ability to compete in the future will depend on our ability to ensure that our products are compliant with evolving industry standards, such as the introduction of new compression algorithms for compressed audio players. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance and such efforts may require substantial time and expenses.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Being a public company will increase our administrative costs.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, Nasdaq has proposed revisions to its requirements for companies that are Nasdaq-listed. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and/or costly. For example, as a result of becoming a public company we have added additional independent directors, created several board committees, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent, a bank note company, and a financial printer, adopted an insider trading policy and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Related To This Offering

There has been no prior market for our common stock, our stock price may be volatile, and you may not be able to resell your shares at or above the public offering price.

There has been no public market for our common stock prior to this offering. The public offering price for our common stock will be determined through negotiations among the underwriters and us. This public offering price may vary from the market price of our common stock following the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the public offering price. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our operating results;

•	the financial guidance we may provide to the public, any changes in such guidance or our failure to meet such guidance;

•	changes in financial estimates by securities analysts or our failure to meet such estimates;

•	changes in market valuations of other technology companies, particularly those that design, manufacture and/or sell ICs;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	introduction of technologies or product enhancements that reduce the need for our products;

•	the loss of one or more key customers;

•	departures of key personnel; and

•	the development and sustainability of an active trading market for our common stock.

In addition, the stock markets, and in particular The Nasdaq Stock Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. These fluctuations often have been unrelated to the operating performance of those companies.

Substantially all of our outstanding shares, other than the 10,000,000 shares sold in this offering, will be restricted from immediate resale but may be sold into the market beginning 180 days after this offering. These future sales could cause the market price of our common stock to drop significantly.

After this offering, we will have outstanding 33,484,797 shares of common stock, based on the number of shares outstanding at June 30, 2003. This includes the 10,000,000 shares we and the selling stockholders are selling in this offering, all of which shares may be resold in the public market immediately. Approximately 23.2 million of the remaining approximately 23.5 million outstanding shares are subject to contractual restrictions on sale until 180 days after this offering. The remaining 0.3 million outstanding shares are eligible to be sold immediately after this offering in accordance with Rule 144(k). The underwriters can waive these contractual restrictions at an earlier time without prior notice or announcement and allow stockholders to sell their shares. As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares, particularly our directors and officers, sell them or are perceived by the market as intending to sell them.

Provisions in our charter documents and Delaware law could prevent, delay or impede a change in control and may reduce the market price of our common stock.

Provisions of our Delaware certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. We also are subject to the anti-takeover laws of Delaware which may discourage, delay or prevent someone from acquiring or merging with us, which may adversely affect the market price of our common stock.

Insiders will continue to have substantial control over us after this offering.

Upon completion of this offering, our executive officers and directors, and their respective affiliates, will beneficially own, in the aggregate, approximately 45.6% of our outstanding common stock. In particular, affiliates of Creative Technology Ltd. will beneficially own approximately 22.7% of our outstanding common stock and affiliates of Battery Ventures will beneficially own approximately 18.5% of our outstanding common stock. Neither Creative Technology Ltd. nor Battery Ventures is contractually prevented from acquiring additional shares. As a result, these stockholders will be able to exert significant control over all matters requiring stockholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also adversely affect the market price of our common stock or lessen any premium over market price that an acquirer might otherwise pay.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “could,” “may,” “will,” “should,” “except,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other comparable terminology. These statement are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. We cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

At an assumed public offering price of $12.00 per share, we will receive $76.6 million from our sale of 7,000,000 shares of common stock in this offering, after deducting estimated offering expenses of approximately $1.5 million and the underwriting discount. At an assumed public offering price of $12.00 per share, the selling stockholders will receive $33.5 million from their sale of 3,000,000 shares of our common stock in this offering, after deducting the underwriting discount. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares. If the underwriters exercise their over-allotment option in full, we will receive an additional $4.4 million and the selling stockholders will receive an additional $12.3 million in net proceeds at a public offering price of $12.00 per share.

We intend to use the net proceeds of this offering as follows:

•	approximately $5.7 million to satisfy an outstanding obligation to Cirrus Logic related to the settlement of an intellectual property dispute in 2000 (assuming a public offering price of $12.00 per share) which will be recorded as a litigation settlement expense upon completion of this offering;

•	approximately $4.6 million to repay existing debt, which bears interest at the rate of 6.0% per annum and would otherwise be payable in monthly installments through March 2006 under our Loan and Security Agreement with Silicon Valley Bank. A portion of the Silicon Valley Bank debt was incurred in March 2003 and was used for general working capital purposes;

•	approximately $1.4 million to repay accrued interest on existing convertible notes (approximately $1.38 million of which will be paid to our affiliates), which bear interest at the rate of 10.0% per annum and would otherwise be payable in April 2006;

•	approximately $0.2 million to repay outstanding obligations under capital leases; and

•	the remainder for working capital and other general corporate purposes, including capital expenditures and research and development.

Although we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our current or future business and product lines, we have never made an acquisition and currently have no specific acquisitions planned. Our management will have significant flexibility in applying the net proceeds of this offering. Pending such uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we currently do not intend to pay cash dividends on our common stock. We currently expect to retain any future earnings to fund the operation and expansion of our business. Our Loan and Security Agreement with Silicon Valley Bank prohibits us from declaring or paying dividends without the consent of the bank.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003 on:

•	an actual basis;

•	a pro forma basis, giving effect to the conversion of all shares of our outstanding convertible preferred stock into 19,177,792 shares of common stock; and

•	a pro forma as adjusted basis to additionally give effect to:

(i)	our sale of 7,000,000 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering as described under “Use of Proceeds”;

(ii)	the issuance of an aggregate of 1,022,102 shares of our common stock upon conversion of the outstanding principal balance of approximately $6.4 million of convertible promissory notes;

(iii)	the issuance of 386,898 shares of our common stock upon the net exercise of warrants with a weighted average exercise price of $6.28 per share that would otherwise terminate upon the completion of this offering (at an assumed public offering price of $12.00 per share); and

(iv)	the $5.7 million obligation to Cirrus Logic related to a litigation settlement in 2000 that will be recorded as a litigation settlement expense upon the completion of the offering.

You should read the following table in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus and our financial statements and the notes to those statements included elsewhere in this prospectus.

	As of June 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
	(in thousands, except share data)
Long-term debt	$10,758	$10,758	$—

Redeemable convertible preferred stock:
Preferred stock, $0.01 par value, 30,000,000 shares authorized pro forma as adjusted; no shares issued and outstanding pro forma as adjusted.	49,016	—	—

Stockholders’ equity (deficit):
Common stock, $.0001 par value, 170,000,000 shares authorized actual and pro forma; 5,987,961 shares issued and 5,898,005 shares issued and outstanding actual; 25,165,753 shares issued and 25,075,797 shares issued and outstanding pro forma; 33,574,753 shares issued pro forma as adjusted; 33,484,797 shares issued and outstanding pro forma as adjusted	1	3	4
Additional paid-in-capital	14,415	63,429	146,432
Notes receivable from stockholders	(195)	(195)	(195)
Deferred stock-based compensation	(4,325)	(4,325)	(4,325)
Treasury stock, 89,956 shares	(741)	(741)	(741)
Accumulated deficit	(52,937)	(52,937)	(58,409)

Total stockholders’ equity (deficit)	(43,782)	5,234	82,766

Total capitalization	$15,992	$15,992	$82,766

The number of shares of common stock to be outstanding after this offering is based on the pro forma number of shares outstanding as of June 30, 2003. This information excludes:

•	3,827,460 shares issuable upon exercise of outstanding options issued under our stock option plans with a weighted average exercise of $2.25 per share;

•	740,295 shares issuable upon exercise of outstanding warrants and a non-plan option with a weighted average exercise of $4.05 per share; and

•	3,539,287 shares authorized for future issuance under our stock plans.

DILUTION

Our historical net tangible book value as of June 30, 2003 was approximately $5.1 million, or $0.86 per share of common stock. Historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by 5,898,005 shares of common stock outstanding as of June 30, 2003.

Our pro forma net tangible book value per share of common stock as of June 30, 2003 was approximately $0.19. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by 26,484,797 shares of common stock outstanding on a pro forma basis. These pro forma numbers reflect the conversion of all shares of our outstanding convertible preferred stock into common stock.

Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of 7,000,000 shares of common stock in this offering at a public offering price of $12.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of June 30, 2003 would have been $82.6 million, or $2.47 per share of common stock. This amount represents an immediate increase of $2.28 per share in our pro forma net tangible book value. It also represents an immediate dilution to new investors of $9.53 per share. The following table illustrates this per share dilution:

Assumed a public offering price per share		$12.00
Historical net tangible book value per share as of June 30, 2003	$0.86
Decrease in historical net tangible book value per share as of June 30, 2003 attributable to the automatic conversion of our preferred stock into common stock upon completion of this offering.	$(0.67)
Increase in pro forma net tangible book value per share attributable to new investors	2.28

Pro forma as adjusted net tangible book value per share after the offering		2.47

Dilution per share to new investors		$9.53

The following table summarizes, on a pro forma basis as of June 30, 2003, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us, and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock from us in this offering. These pro forma numbers reflect the conversion of all of our outstanding convertible preferred stock into common stock. The calculation below is based on the public offering price of $12.00 per share, before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	26,484,797	79.1%	$62,863,454	42.8%	$2.37
New investors	7,000,000	20.9	84,000,000	57.2	12.00

Totals	33,484,797	100.0%	$146,863,454	100.0%

This discussion and table assume no exercise of any stock options or warrants outstanding as of June 30, 2003 other than the net exercise of warrants to acquire an aggregate of 386,898 shares of our common stock that would otherwise terminate upon the completion of this offering. As of June 30, 2003, there were outstanding options issued under our stock option plans to purchase a total of 3,827,460 shares of common stock with a weighted average exercise price of $2.25 per share and warrants and a non-plan option outstanding to purchase a total of 740,295 shares of common stock with a weighted average exercise price of $4.05 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. If all of these options and warrants are exercised, the percentage of shares sold by the Company in this offering compared to the total number of shares outstanding would decrease from 20.9% to 18.4%, the percentage of consideration paid by investors to the Company in this offering compared to the total consideration paid by all investors would decrease from 57.2% to 53.0% and the dilution per share to new investors would decrease from $9.53 per share to $9.52 per share. If the underwriters’ over-allotment option is exercised in full, the number of shares purchased from us by new investors would increase to 7,395,239 shares, or 21.8% of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The following selected historical financial data has been prepared using our historical financial statements for each of the five years ended December 31, 2002, and the six months ended June 30, 2002 and 2003. The historical financial statements as of December 31, 2001 and 2002, and June 30, 2003 and for the years ended December 31, 2000, 2001, and 2002 and six months ended June 30, 2003 have been audited and are included elsewhere in this prospectus. The historical financial statements as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 have been audited but are not included in this prospectus. The interim historical financial statements for the six months ended June 30, 2002 are unaudited. The unaudited interim financial statements have been prepared on the same basis as our audited annual and interim financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the period ended June 30, 2002. The results for the six-month period ended June 30, 2003 are not necessarily indicative of the results to be expected for any future periods. The “Pro Forma” data in the table below reflects our capitalization as of June 30, 2003 with adjustments for the automatic conversion of all shares of our outstanding preferred stock into 19,177,792 shares of common stock upon the closing of the offering. You should read this selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those statements included in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
Statements of Operations Data:	(in thousands, except share data)
Revenues, net	$6,368	$28,722	$47,430	$24,380	$30,917	$9,142	$32,548
Gross profit	1,673	6,560	8,401	692	11,287	1,755	14,340
Research and development	1,993	3,807	15,201	13,678	11,927	5,787	7,816
Selling, general and administrative	1,264	3,507	13,788	6,572	4,969	2,313	4,255
Litigation settlements	—	—	3,000	(3,000)	—	—	—
Operating income (loss)	(1,584)	(754)	(22,944)	(16,643)	(5,649)	(6,359)	1,141
Net income (loss)	(1,703)	(762)	(22,709)	(18,377)	(8,279)	(7,552)	150
Deemed dividends on preferred stock	—	(103)	(312)	(316)	(316)	(158)	(8,255)
Net loss attributable to common stockholders	(1,703)	(865)	(23,021)	(18,693)	(8,595)	(7,710)	(8,105)
Basic and diluted net loss attributable to common stockholders per share(1)	$(0.49)	$(0.21)	$(5.21)	$(3.34)	$(1.47)	$(1.33)	$(1.39)
Basic and diluted weighted-average number of shares used in per share calculations(1)	3,452,285	4,042,619	4,414,522	5,597,511	5,836,026	5,802,649	5,849,838
Basic and diluted pro forma net loss attributable to common stockholders per share(1)					$(0.57)		$(0.35)
Basic and diluted weighted-average number of shares used in pro forma per common share calculations (unaudited)(1)					15,059,636		23,209,966

(1)	Reflects an assumed one-for-three reverse stock split approved by our board of directors and stockholders on July 1, 2003 to be completed prior to this offering.

	December 31,					June 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$812	$7,215	$2,975	$6,308	$2,859	$5,092
Total assets	3,011	23,808	35,422	20,459	18,529	28,898
Long-term debt	973	1,333	204	11,602	7,437	10,758
Redeemable convertible preferred stock	2,679	15,852	40,133	40,445	40,761	49,016
Total stockholders’ equity (deficit)	477	(2,407)	(21,852)	(37,565)	(44,985)	(43,782)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and related notes which appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We are a fabless semiconductor company that designs, develops, and markets proprietary, analog-intensive, mixed-signal ICs. We were founded in 1993 with an initial focus on providing semiconductor design services on a contract basis. We began to develop our first IC product, an AC97 audio codec for PC sound cards, in 1995 and began shipping this product in 1997. From 1997 to 2000, our annual revenues grew rapidly from $1.2 million to $47.4 million. During that time, we began to develop an asymmetric digital subscriber line, or ADSL, SoC and a portable audio SoC. Neither of these products generated revenues, which led to significant operating losses in 2000 and 2001. During 2000 and 2001, the PC audio market transitioned from sound cards to host audio solutions, which are integrated on desktop PC motherboards and in notebook PCs. As sound cards began to lose market share, we experienced a significant loss in market share and a revenue decline from 2000 to 2001.

In early 2001, we hired our current Chief Executive Officer, Ronald Edgerton, and established a new management team. This new management team stopped development of our ADSL SoC, reduced headcount, and redirected our development efforts towards host audio codecs and portable audio SoCs. Due primarily to increased sales of our portable audio SoCs, our revenues increased from $9.1 million for the six months ended June 30, 2002 to $32.5 million for the six months ended June 30, 2003, and our operating results improved from a loss of $6.4 million to a profit of $1.1 million for the same periods.

We currently offer products that serve four markets: portable compressed audio players, notebook and desktop PC audio, consumer audio, and USB peripherals. We made our first commercial shipments of PC audio codecs during 1997. We made our first commercial shipments of USB peripheral ICs in 2000, primarily targeting USB-to-Infrared wireless connectivity applications. We made our first commercial shipments of portable audio SoCs in 2001. The primary market for these products is the portable compressed audio player market. During 2001, we also began to sell our audio codecs into the consumer electronics market for products such as DVD players and set top boxes.

As a fabless semiconductor company, our business model is less capital intensive because we rely on third parties to manufacture, assemble, and test our ICs. We principally rely on distributors to market our products. Our sales through distributors result in lower gross margins, but also lower selling expenses than are associated with direct sales to end customers. A few customers account for a substantial portion of our sales. The following table sets forth our customers that represented 10% or more of our revenues for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Holystone Enterprise	12.8%	28.2%	35.0%	32.3%	38.2%
G.M.I. Technology	*	*	*	*	10.9
Creative Technology(1)	38.2	36.8	21.2	42.3	*
ESS Technology	27.7	13.9	*	*	*

* Less than 10%
(1) Creative Technology holds more than 10% of our outstanding stock and has a representative on our Board of Directors.

The percentage of our revenues from customers located outside the U.S. was 69.5%, 85.0%, 98.3% and 99.8% in the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003, respectively. Most of the products that use our ICs are manufactured internationally. As a result, we believe that a substantial majority of our revenues will continue to come from customers located outside of the U.S. All of our revenues to date have been denominated in U.S. dollars.

The percentages of our revenues by country are set forth in the following table:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Taiwan	20.1%	39.7%	45.9%	36.8%	53.3%
China	1.5	1.9	15.7	2.1	24.3
Singapore	38.7	36.8	21.8	38.2	6.8
Japan	7.9	5.7	8.1	9.8	3.1
U.S.	30.5	15.0	1.7	3.7	0.2
Other	1.3	0.9	6.8	9.4	12.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Our sales cycles can take up to 12 months to complete and volume production of products that use our ICs can take an additional 3 to 6 months to be achieved, if at all. The lengthy sales cycles of our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles increase the risk that customers may seek to cancel or modify their orders. Our sales are made by purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, backlog is not a good indicator of our future sales. Cancellations of customer orders or changes in product specifications could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses.

Because many of our ICs are designed for use in consumer electronic products, such as portable compressed audio players, PCs, and DVD players, we expect our business to be subject to seasonality, with increased revenues in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand. However, our recent rapid revenue growth makes it difficult for us to assess the impact of seasonal factors on our business. In particular, strong sales of our portable audio SoCs resulted in increased revenues during the first quarter of 2003 compared to the fourth quarter of 2002, offsetting seasonal demand factors.

SigmaTel, Inc. was incorporated in Texas in 1993 and changed its state of incorporation to Delaware in August 2003 by merging into a wholly owned subsidiary. As a result of the merger, that subsidiary succeeded to all rights and obligations of the Texas corporation, and the Texas corporation ceased to exist. Prior to the merger, the Delaware subsidiary conducted no operations and had no assets or liabilities other than $1,000 of cash contributed to it by the Texas corporation.

The following describes certain line items in our statements of operations:

Revenues.    Revenues consist primarily of sales of our ICs, net of sales discounts or incentives. We recognize revenues on direct sales at the time of shipment to our customers. We defer revenues on sales through distributors with rights of return and price protection until products are resold by such distributors to their customers.

Cost of Goods Sold.    Cost of goods sold consists primarily of the costs of purchasing silicon wafers, and also includes costs associated with assembly, test and shipping of our ICs, costs of personnel and equipment associated with manufacturing support and quality assurance, and occupancy costs. Because we do not have long-term, fixed-price supply contracts, our wafer costs are subject to the cyclical demand for semiconductors.

Research and Development.    Research and development expense consists primarily of employee, contractor, and related costs, expenses for development testing, evaluation, masking revisions, occupancy costs, and depreciation on research and development equipment. All research and development costs are expensed as incurred. We plan to continue to invest a significant amount in research and development activities to develop new products. We expect research and development expenses to increase in absolute dollars.

Selling, General and Administrative.    Selling, general and administrative expense consists primarily of employee, contractor, and related costs, occupancy costs, sales commissions to independent sales representatives, professional services, and promotional and marketing expenses. We expect selling expenses will fluctuate with changes in revenues, and we expect that general and administrative expenses will increase to support our future operations as well as the additional costs of operating as a publicly traded company.

Amortization of Deferred Stock-Based Compensation.    In connection with grants of stock options and the issuance of warrants in 2000, 2001, 2002, and the six months ended June 30, 2003, we recorded an aggregate of $5.4 million in deferred stock-based compensation. These options and warrants are considered compensatory because the fair value of our stock determined for financial reporting purposes is greater than the fair value determined by our board of directors on the date of grant or issuance. As of June 30, 2003, we had an aggregate of $4.3 million of deferred stock-based compensation remaining to be amortized. We are amortizing deferred stock-based compensation over the vesting period of the related options and warrants, which is generally four or five years. This deferred stock-based compensation balance will be amortized as follows: $1.5 million during the remainder of 2003; $1.7 million during 2004; $0.8 million during 2005; $0.3 million during 2006 and $37,000 during 2007.

Provision for Income Taxes.    As of June 30, 2003, we had net operating loss carryforwards of approximately $52.7 million. These net operating loss carryforwards will expire at various dates beginning in 2011. We also had research and development tax credit carryforwards of approximately $2.7 million for federal income tax purposes. The federal research and development tax credit carryforward will expire at various dates beginning in 2011. The state research credit can be carried forward indefinitely. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Under the Internal Revenue Code, certain substantial changes in ownership could result in an annual limitation on the amount of net operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carryforwards before they are used. As of June 30, 2003, approximately $4.5 million of our net operating loss carryforwards are subject to limitations on the amount that can be recognized in any annual period.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Revenues, net	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	82.3	97.2	63.5	80.8	55.9

Gross profit	17.7	2.8	36.5	19.2	44.1
Operating expenses:
Research and development	32.1	56.1	38.6	63.3	24.0
Selling, general and administrative	29.1	27.0	16.1	25.3	13.1
Amortization of deferred stock-based compensation	0.4	0.4	0.1	0.2	3.5
Litigation settlements	6.3	(12.3)	—	—	—
Loss (gain) on disposal of property, equipment and software	(1.8)	—	—	—	—

Total operating expenses	66.1	71.1	54.8	88.8	40.6

Operating income (loss)	(48.4)	(68.3)	(18.3)	(69.6)	3.5
Interest expense	(0.8)	(7.8)	(8.6)	(13.3)	(3.0)
Interest income	1.3	0.7	0.1	0.3	—

Income (loss) before income taxes	(47.9)	(75.4)	(26.8)	(82.6)	0.5

Income taxes	—	—	—	—	—

Net income (loss)	(47.9)	(75.4)	(26.8)	(82.6)	0.5
Deemed dividends on preferred stock	(0.6)	(1.3)	(1.0)	(1.7)	(25.4)

Net loss attributable to common stockholders	(48.5)%	(76.7)%	(27.8)%	(84.3)%	(24.9)%

Comparison of Six Months Ended June 30, 2003 to Six Months Ended June 30, 2002

Revenues.    Revenues for the six months ended June 30, 2003 were $32.5 million compared to $9.1 million for the six months ended June 30, 2002, an increase of 256.0%. This increase was due to an increase in revenues from portable audio SoCs and USB peripheral ICs, partially offset by a decrease in revenues from audio codecs. The increase in revenues from our portable audio SoCs was due to the growth of the emerging portable compressed audio player market and our favorable competitive position within that market. Our favorable competitive position in this market is primarily due to our integration of analog and digital components onto a single IC, and the resulting small form factor, low power consumption, and overall low cost to our customers. The decrease in revenues from audio codecs was due to decreased sales to sound card manufacturers, partially offset by increased sales to PC manufacturers and their ODMs. We undertook to shift our sales away from sound card manufacturers, as our gross margins from sales to the sound card market were significantly lower than those on sales to PC manufacturers and their ODMs. During March 2003, one of our significant customers filed for bankruptcy, causing an interruption in shipments to that customer. In April 2003, the portable audio business of this customer was acquired out of bankruptcy, and our shipment of products resumed at levels similar to those prior to the interruption.

Revenues from Holystone, our largest distributor, were 38.2% of revenues during the six months ended June 30, 2003 and increased from the 2002 period due to stronger demand for our portable audio SoCs and stronger demand for our audio codecs from PC manufacturers and their ODMs. Sales to Creative Technology, an affiliate, decreased from the 2002 period due to a reduction in sales of their sounds cards, which include our audio codecs, partially offset by increased sales of our portable audio SoCs. Creative Technology purchases our standard products at prices and on terms similar to other customers who buy similar products and volumes.

Gross Profit.    Gross profit as a percentage of revenues, or gross margin, was 44.1% for the six months ended June 30, 2003 compared with 19.2% for the six months ended June 30, 2002. The increase in gross margin was primarily due to a favorable product mix and a reduction in manufacturing costs, which included both lower wafer costs and lower test costs. The favorable product mix resulted from increased revenues from our portable audio SoCs and USB peripheral ICs, as a percentage of total revenues, as the gross margin from these products is generally higher than from our audio codecs. Included in cost of goods sold for the six months ended June 30, 2003 was accelerated depreciation totaling $0.3 million related to the abandonment of certain testing equipment. We expect our gross margins for the remainder of the year to be consistent with those achieved for the six months ended June 30, 2003. However, increased competition could adversely impact our pricing, particularly in the portable compressed audio player market, which could adversely impact our gross margins.

Research and Development.    Research and development expenses increased to $7.8 million, or 24% of revenues, for the six months ended June 30, 2003 from $5.8 million, or 63.3% of revenues, for the six months ended June 30, 2002. This dollar increase was primarily due to increases in our engineering headcount, including independent contractors, as well as increases in the costs of design tools. Such increases were primarily to support hardware and software development on our latest portable audio SoCs, the STMP3500 family of products. This increased research and development spending has resulted in substantial completion of the design of this new family of products and the creation of several patentable inventions, enabling us to file additional U.S. patent applications covering inventions made during the STMP3500 design process. We expect that research and development expenses will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs to pursue additional new product development opportunities, but such expenses will fluctuate as a percentage of revenue due to changes in sales volume.

Selling, General and Administrative.    Selling, general and administrative expenses increased to $4.3 million, or 13.1% of revenues, for the six months ended June 30, 2003 from $2.3 million, or 25.3% of revenues, for the six months ended June 30, 2002. This dollar increase was due to increases in sales, marketing, and administrative personnel, as well as increases in commissions paid to independent sales representatives due to our revenue growth. Included in selling, general and administrative expenses for the six months ended June 30, 2003 was accelerated depreciation totaling $0.4 million related to the abandonment of accounting software. We expect selling, general and administrative expenses will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs, but such expenses will fluctuate as a percentage of revenues due to changes in sales volumes.

Interest Expense.    Interest expense decreased to $1.0 million for the six months ended June 30, 2003 from $1.2 million for the six months ended June 30, 2002. This was due to decreased interest expense of $0.2 million on lower levels of debt outstanding during the 2003 period. During the first quarter of 2003, we raised $8.1 million from sales of our preferred stock and used the proceeds to pay down our debt. The $0.7 million and $1.0 million non-cash portion of this expense for 2003 and 2002, respectively, related to warrants issued to investors for their guarantee of certain of our indebtedness from April 2001 through April 2003.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Revenues.    Revenues were $30.9 million for 2002 compared to $24.4 million for 2001, an increase of 26.8%. The increase was due primarily to increased revenues from portable audio SoCs and USB peripheral ICs, partially offset by a reduction in revenues from audio codecs.

Increased revenues from our portable audio SoCs were due to the introduction of our second generation product during the first half of 2002, which was more widely accepted by the markets. This product was more widely accepted due to a higher degree of integration which led to a lower total bill of material cost to our customers. We also incorporated Windows Media Audio, or WMA, as a feature on this product. The reduction in audio codec revenues from 2001 to 2002 resulted from our strategic decision to focus on leading PC manufacturers and their ODMs and to deemphasize sales to sound card manufacturers. This strategic change resulted in a decrease in revenues for these products but an increase in both gross profit and gross margin for audio codecs from 2001 to 2002.

Sales to Holystone were 35.0% of revenues during 2002 and increased from 2001 due to stronger demand for our portable audio SoCs and stronger demand for our audio codecs from PC manufacturers and their ODMs. Sales to Creative Technology, an affiliate, were 21.2% of revenues during 2002 and decreased from 2001 due to a reduction in sales of their sound cards, which include our audio codecs.

Gross Profit.    Gross margin was 36.5% for 2002 compared to 2.8% for 2001. The increase in gross margin was primarily due to increased sales of our portable audio SoCs and USB peripheral ICs, as well as a significant improvement in gross margin from audio codecs. In 2001, our revenues and gross margins were primarily from sales of audio codecs at reduced margins, as we had a significant amount of these products in inventory at the end of 2000.

Research and Development.    Research and development expenses decreased to $12.0 million, or 38.6% of revenues, for 2002 from $13.7 million, or 56.1% of revenues, for 2001. This decrease was primarily due to decreases in personnel related to the development of our ADSL SoC and other engineering personnel reductions, which resulted in cost savings recognized in the period of $1.2 million. There was no formal restructuring plan related to these personnel reductions. We also decreased our software maintenance costs resulting in cost savings realized in the period of $0.3 million.

Selling, General, and Administrative.    Selling, general, and administrative expenses decreased to $5.0 million, or 16.1% of revenues, for 2002 from $6.6 million, or 27.0% of revenues, for 2001. This decrease was primarily due to reductions in personnel that began in the second quarter of 2001, including severance costs paid during 2001 of $0.4 million, and decreases in other operating costs, partially offset by increases in commissions paid to independent sales representatives. The decrease in these costs as a percentage of revenues was due to reductions in force that affected all areas of the organization, including management, administrative, sales and marketing personnel and other cost reduction efforts such as our sublease of excess office space. The cost savings realized in the period from the reductions in force were $0.9 million and from the sublease of office space were $0.5 million. The amount of accrued and unpaid severance as of December 31, 2001 was $44,000 which was paid in the first quarter of 2002.

Litigation Settlements.    In February 2001, we filed suit against a former legal counsel, alleging breach of fiduciary duty and professional negligence. We entered into a settlement agreement to resolve the suit effective November 8, 2001 and recognized a one-time gain of $3.0 million.

Interest Expense.    Interest expense increased to $2.7 million for 2002 from $1.9 million for 2001. This increase was primarily due to higher levels of debt outstanding during 2002 compared to 2001 as well as increased non-cash interest charges related to warrants issued to investors for their guarantee of certain of our indebtedness.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

Revenues.    Revenues were $24.4 million for 2001 compared to $47.4 million for 2000, a decrease of 48.6%. This decrease was primarily due to decreased revenues from audio codecs partially offset by a slight increase in revenues from portable audio SoCs and USB peripheral ICs. During 2000, we devoted significant resources to the development of an ADSL SoC, which did not generate any revenue. At the same time, our audio codec revenues declined significantly as the PC audio market shifted from sound card solutions to host audio solutions on the motherboard and in notebook PCs.

Sales to Holystone totaled 28.2% of revenues during 2001 and increased from the 2000 period due to stronger demand for our audio codecs from PC manufacturers and their ODMs. Sales to Creative Technology, an affiliate, were 36.8% and 38.1% of revenues during 2001 and 2000, respectively. Our revenues from Creative Technology decreased due to the decreased demand for their sound cards.

Gross Profit.    Gross margin was 2.8% for 2001 compared to 17.7% for 2000. The decrease in gross margin from 2000 to 2001 was due to the market shift from sound cards to host audio and our inability to adjust our business accordingly. In 2000, we were the market leader in sales of audio codecs primarily to sound card manufacturers. During 2000 and 2001, the market shifted from sounds cards to host audio and we were forced to sell previous generation products at slightly above our cost to manufacture those products.

Research and Development.    Research and development expenses decreased to $13.7 million, or 56.1% of revenues, for 2001 from $15.2 million, or 32.1% of revenues, for 2000. This decrease was primarily due to decreases in personnel related to the development of our ADSL SoCs and other personnel reductions. We made a decision in early 2001 to cease our ADSL development effort and focus our development resources on audio codecs, portable audio SoCs, and USB peripheral ICs.

Selling, General, and Administrative.    Selling, general, and administrative expenses decreased to $6.6 million, or 27.0% of revenues, for 2001 from $13.8 million, or 29.1% of revenues, for 2000. This decrease was primarily due to decreases in sales, marketing, and administrative personnel, decreases in other operating costs, and decreases in commissions paid to independent sales representatives.

Litigation Settlements.    In September 1999, Crystal Semiconductor and Cirrus Logic, the parent of Crystal Semiconductor, filed an intellectual property lawsuit against us. We settled the suit in November 2000. As part of the settlement, we issued 400,000 shares of our common stock to Cirrus valued at $3.0 million, which we recorded as a litigation settlement expense. We also agreed to a contingent guarantee which provides that these shares would have a value of at least $10.5 million at the time of our initial public offering. Our determination of the fair value of the contingent guarantee includes an assessment of the probability of us successfully completing our initial public offering at a price which would trigger the contingent guarantee. As of June 30, 2003, we had not recognized any amounts related to the contingent guarantee. Should we successfully complete this offering, we estimate that we would record a litigation settlement expense of $5.7 million (assuming a public offering price of $12.00) associated with the contingent guarantee in the quarter in which the offering is completed. As part of the settlement, Cirrus was to receive a warrant exercisable for shares of our common stock. In August 2003, this warrant was canceled.

Interest Expense.    Interest expense totaled $1.9 million for 2001 compared to $0.4 million for 2000. This increase was due to increased interest expense on higher levels of debt outstanding during 2001 compared to 2000 and increased non-cash interest charges of $1.2 million related to warrants issued to investors for their guarantee of certain of our indebtedness for the period from April 2001 to April 2003.

Selected Quarterly Financial Information

The following tables set forth our unaudited quarterly statements of operations for each of the six quarters ended June 30, 2003, as well as such data expressed as a percentage of our revenues for the quarters presented. You should read the following table in conjunction with the financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future periods.

	Three Months Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003
	(in thousands, except share data)

Statements of Operations Data:
Revenues, net	$5,208	$3,934	$9,827	$11,948	$12,876	$19,672
Gross profit	1,193	562	4,071	5,461	5,538	8,802
Research and development	2,869	2,918	2,958	3,182	3,662	4,154
Selling, general and administrative	1,133	1,180	1,224	1,432	1,538	2,717
Total operating expenses	4,009	4,105	4,201	4,621	5,439	7,760
Operating income (loss)	(2,816)	(3,543)	(130)	840	99	1,042
Net income (loss)	(3,397)	(4,155)	(844)	117	(615)	765
Net income (loss) attributable to common stockholders	(3,476)	(4,234)	(923)	38	(8,791)	686
Basic net income (loss) attributable to common stockholders per share(1)	$(0.60)	$(0.72)	$(0.16)	$0.01	$(1.50)	$0.12
Diluted net income (loss) attributable to common stockholders(1)	(0.60)	(0.72)	(0.16)	0.00	(1.50)	0.03
Basic weighted-average number of shares used in per share calculations(1)	5,776,326	5,828,972	5,863,665	5,875,140	5,845,938	5,853,738
Diluted weighted-average number of shares used in per share calculations(1)	5,776,326	5,828,972	5,863,665	15,250,368	5,845,938	30,142,756

As a Percentage of Revenues:
Revenues, net	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	22.9	14.3	41.4	45.7	43.0	44.7
Research and development	55.1	74.2	30.1	26.6	28.4	21.1
Selling, general and administrative	21.8	30.0	12.5	12.0	11.9	13.8
Total operating expenses	77.0	104.3	42.7	38.7	42.2	39.4
Operating income (loss)	(54.1)	(90.1)	(1.3)	7.0	0.8	5.3
Net income (loss)	(65.2)	(105.6)	(8.6)	1.0	(4.8)	3.9
Net income (loss) attributable to common stockholders	(66.7)	(107.6)	(9.4)	0.3	(68.3)	3.5

(1)	Reflects an assumed one-for-three reverse stock split approved by our board of directors and stockholders on July 1, 2003 to be completed prior to this offering.

Revenues.    Revenues increased sequentially from the second quarter of 2002 through the second quarter of 2003 due to increased demand for our portable audio SoCs and USB peripheral ICs partially offset by reductions in revenues from audio codecs. Revenues in the second quarter of 2002 were reduced by a $1.0 million non-cash charge to revenues related to the issuance of a warrant to a customer as part of an exclusive supply agreement for us to provide SoCs for their flash memory-based portable compressed audio players.

Gross Profit.    Gross margin increased from 22.9% in the first quarter of 2002 to 44.7% in the second quarter of 2003 primarily as a result of a shift in product mix towards portable audio SoCs and USB peripheral ICs, which tend to have higher margins than our audio codecs. Gross margin also increased as a result of reduced cost of goods sold for audio codecs due to lower wafer and test costs. Gross margin was negatively impacted in the second quarter of 2002 by a non-cash charge associated with the issuance of a warrant to a customer as part of an exclusive supply agreement. The impact of this charge reduced gross margin for this period by 24.7%.

Operating Expenses.    Operating expenses increased sequentially from the first quarter of 2002 through the second quarter of 2003 as our portable audio SoCs began shipping in significant volume. Operating expenses as a percentage of revenues decreased from 77.0% in the first quarter of 2002 to 39.4% in the second quarter of 2003.

Our quarterly results of operations have varied in the past and we expect them to vary in future periods. We believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. If we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of equity and equity-related securities totaling $56.4 million. We have also funded operations with debt financing under our bank credit facility and with capital leases. Our principal sources of liquidity as of June 30, 2003, consisted of $5.1 million in cash, cash equivalents and short-term investments, our bank credit facility, and software financing under certain capitalized leases.

Our operating activities used cash in the amount of $26.6 million, $6.3 million and $4.2 million in 2000, 2001 and 2002, respectively, and $3.7 million and $0.3 million for the six months ended June 30, 2002 and 2003, respectively. The improvement in our operating cash flows is the result of increased revenue and net income. Our inventories increased $9.5 million during 2000, decreased $6.5 million during 2001, increased $1.6 million during 2002, decreased $1.2 million during the six months ended June 30, 2002 and increased $2.0 million during the six months ended June 30, 2003. Our finished goods inventory increased $1.7 million during 2002 and increased $1.1 million during the six months ended June 30, 2003 to enable us to meet increased customer demand for our products. Our reserve for slow-moving and obsolete inventory as a percentage of total inventory was 14.9% and 5.3% as of December 31, 2001 and 2002, respectively, and 5.9% as of June 30, 2003. We monitor and analyze our inventory for obsolescence and adjust this reserve accordingly. Our accounts receivable increased $3.0 million during 2000, decreased $6.1 million during 2001, increased $1.3 million during 2002, decreased $0.5 million during the six months ended June 30, 2002, and increased $6.5 million during the six months ended June 30, 2003. These changes are due to fluctuations in revenues and the timing of customer payments. Our deferred revenue increased $2.6 million during the six months ended June 30, 2003 due to increases in our products held at distributors to enable them to meet increased customer demand for our products.

Our investing activities used cash of $1.9 million and $1.5 million in 2000 and 2002, respectively, and $0.5 million and $1.5 million for the six months ended June 30, 2002 and 2003, respectively. Our investing activities provided cash of $0.3 million in 2001. Investing activities primarily represented purchases of capital equipment, proceeds from sales of testing equipment, and proceeds from maturities of restricted investments related to deposits for real estate leases. We received $0.2 million in 2001 from the sale of equipment to Metanoia.

Our financing activities provided $24.2 million, $9.4 million and $2.3 million in 2000, 2001 and 2002, respectively, and $0.5 million and $4.0 million for the six months ended June 30, 2002 and 2003, respectively. Financing activities primarily represented proceeds from the issuance of convertible preferred stock, proceeds from long-term debt, and proceeds and repayments under our revolving line of credit. During the first quarter of 2003, we received proceeds of $8.1 million from the issuance of convertible preferred stock. A substantial portion of these proceeds was used to pay down and refinance our bank credit facility. At the time of the financing, we had significant liquidity concerns, having borrowed the maximum amount under our credit facility, which was scheduled to expire in April 2003 with an amount due of $8.5 million and approximately $2.9 million in cash and cash equivalents on hand at December 31, 2002.

Our bank credit facility includes a $5.0 million three-year term note and a revolving line of credit available for borrowings and letters of credit of up to the lesser of $8.0 million or 80% of eligible accounts receivable. As of December 31, 2002 and June 30, 2003, a letter of credit for $1.1 million related to our building lease was outstanding under the revolving line of credit, $8.5 million and zero was outstanding under the revolving line of credit, zero and $4.6 million was outstanding under the term note, and $35,000 and $0.2 million was outstanding under capital leases, respectively.

Borrowings under the term note bear interest at 6.0% per annum with principal and interest payable monthly until March 2006. Borrowings under the revolving line of credit bear interest at the bank’s prime rate, plus 1.0% and are payable monthly. The bank’s prime rate was 4.25% at June 30, 2003. The bank credit facility is secured by our accounts receivable, inventories, capital equipment and all other unsecured assets. Our bank credit facility prohibits the payment of dividends and requires the maintenance of a certain tangible net worth and compliance with financial ratios. We were in compliance with such covenants at June 30, 2003.

Capital expenditures were $5.8 million, $0.8 million, and $1.7 million in 2000, 2001, and 2002, respectively, and $0.5 million and $1.5 million for the six months ended June 30, 2002 and 2003, respectively. These expenditures were for the purchase of design software and engineering tools and other computer equipment and software. We anticipate further capital expenditures in 2003 of up to $5.0 million to support future growth. Research and development resources are required to develop and expand our core technologies and proprietary product offerings. Our research and development expenses were $15.2 million, $13.7 million and $11.9 million in 2000, 2001 and 2002, respectively, and $5.8 million and $7.8 million for the six months ended June 30, 2002 and 2003, respectively. These expenditures resulted in the enhancement of our product offerings, technological know how and inventions that have yielded several U.S. patents and pending U.S. patents. We expect to continue to incur significant research and development expenses and will fund these expenses with operating cash flow, cash balances and our bank credit facility.

In November 2000, as part of a litigation settlement agreement with Cirrus Logic, we issued 400,000 shares of our common stock to Cirrus valued at $3.0 million. We agreed to guarantee that these shares would have a value of $10.5 million at the time of our initial public offering. Should we successfully complete this offering at an assumed price per share of $12.00, we will pay Cirrus $5.7 million. The maximum potential amount of the payment to Cirrus is $10.5 million.

The following table describes our commitments to settle contractual obligations in cash as of December 31:

	Amount of Commitment Maturing by Year
	Total	2003(1)	2004	2005	2006	2007	Beyond
	(in thousands)
Operating leases	$4,595	$664	$1,333	$1,356	$1,163	$79	$—
Capital leases	195	41	82	64	8	—	—
Long-term debt	12,325	833	1,665	1,665	8,162	—	—

Total commitments	$17,115	$1,538	$3,080	$3,085	$9,333	$79	$—

(1)	For the remaining six months of 2003.

We believe the net proceeds from this offering, together with our existing cash balances, bank credit facility, and cash expected to be generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to uncollectible accounts receivable, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial statements.

Revenue Recognition.    We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B (“SAB 101”). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely impacted.

Revenues from product sales to customers other than distributors are recognized upon shipment and reserves are provided for estimated allowances. We defer recognition of revenues on sales to distributors with rights of return and price protection until our product has been sold by the distributor to their customers.

Inventory Valuation.    We value our inventory at the lower of the actual costs of our inventory or its current estimated market value. We record inventory provisions for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required.

Accounting for Stock-Based Compensation .    Our stock-based employee compensation plan is described more fully in Note 9 to the financial statements. We account for this plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock issued to Employees, and related interpretations. We amortize stock-based compensation over the vesting periods of the related options, which are generally either four or five years, in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25.

We have recorded deferred stock-based compensation representing the difference between the deemed fair value of our common stock for accounting purposes and the option exercise price. We determined the deemed fair value of our common stock based upon several factors, including trends in the broad market for technology stocks and the expected valuation we would obtain in an initial public offering. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, materially different amounts of stock-based compensation could have been reported.

Pro forma information regarding net loss attributable to common stockholders and net loss per share attributable to common stockholders is required in order to show our net loss as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. This information is contained in Note 2 to our financial statements. The fair value of options and shares issued pursuant to our option plan at the grant date were estimated using the Black-Scholes option-pricing model.

Impairment of Long-lived Assets.    We evaluate long-lived assets held and used by us for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Quantitative and Qualitative Disclosure Regarding Market Risk

The primary objective of our investment activities is to preserve principal while maximizing the income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of June 30, 2003, all of our investments were in money market accounts or certificates of deposit.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily certain borrowings under our bank credit facility. See Note 5 of the notes to our financial statements. As of June 30, 2003, this facility provides for borrowings up to $8.0 million. At June 30, 2003, there were no balances outstanding under this facility. The advances under this facility bear a variable interest rate based on the prime rate. The risk associated with fluctuating interest expense is limited to this debt instrument and we do not believe that a 10% change in the prime rate would have a significant impact on our interest expense.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board ( “FASB” ) issued SFAS No. 146, Accounting for Costs Associated with Exit and Disposal Activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 was effective for exit or disposal activities initiated after December 31, 2002 and the adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ( “FIN 45”), was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued by us before December 31, 2002. We adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. We have adopted the transition and annual disclosure requirements of SFAS No. 148 which are effective for fiscal years ending after December 15, 2002 and have elected to continue to account for employee stock options under APB No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue No. 00-21 to have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not expect adoption of FIN 46 to have a material impact on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity or temporary equity. SFAS No. 150 becomes effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. We do not expect the adoption of SFAS No. 150 to have a material effect on our financial position, results of operations or cash flows.

BUSINESS

Overview

We are a fabless semiconductor company that designs, develops, and markets proprietary, analog-intensive, mixed-signal ICs for a variety of products in the consumer electronics and computing markets, including portable compressed audio players, such as MP3 players, notebook and desktop PCs, DVD players, digital televisions, and set-top boxes. We provide our customers complete, system-level solutions that include highly-integrated ICs, customizable firmware and software, software development tools, reference designs, and applications support. Our focus on providing system-level solutions enables our customers to rapidly introduce and offer electronic products that are small, light-weight, power-efficient, reliable, and cost-effective.

Industry Background

According to Dataquest, a market research firm, the worldwide analog and mixed-signal IC market was $27.8 billion in 2002 (the source of this statistic is Appendix A of Dataquest’s June 5, 2003 report entitled “2002 General-Purpose Analog and Mixed-Signal IC Market Share”) and is projected to grow to $49.7 billion in 2006 (the source of this statistic is page 9 of Dataquest’s August 6, 2002 report entitled “Standard Analog/Mixed Signal IC Market”). Analog ICs monitor and manipulate real world signals such as sound, light, pressure, motion, temperature, and electrical current, and are used in a wide variety of electronic products such as PCs, cellular handsets, DVD players, automotive electronics, and medical imaging equipment. Digital ICs perform arithmetic functions on data represented by a series of ones and zeroes, provide critical processing power, and have enabled many of the computing and communication advances of recent years. As digital systems proliferate, there is a growing need for analog functionality to enable these digital systems to interface with the real world.

Several powerful trends are driving demand for analog-intensive, mixed-signal ICs in electronic devices:

•	Smaller, Lighter and More Power-Efficient Portable Electronic Devices. Consumers are increasingly demanding portable electronic devices that enable them to enjoy digital media, communicate, and compute independent of physical location. For example, notebook PC sales are growing at a significantly faster rate than desktop PC sales, and sales of portable compressed audio players and portable storage devices are also growing rapidly. Consumers increasingly desire electronic devices that include wireless connectivity technologies, such as Wireless LAN, Bluetooth, and Infrared connectivity. To respond to demand for smaller, lighter and more power-efficient portable electronic devices, manufacturers are increasingly seeking highly-integrated semiconductor solutions.

•	Demand for Enhanced Audio and Visual Capabilities. Increasing broadband usage, a growing selection of digital media content, such as compressed digital audio files, and a rapid decline in the cost of electronic storage, such as flash memory, are driving consumer desire for digital media content and the devices that play such content. In addition, several recent developments have the potential to further drive industry growth. In April 2003, Apple Computer introduced its iTunes Music Store, and according to Apple, more than five million compressed audio songs have been sold through this online service at $0.99 per song. In May 2003, RealNetworks launched the Rhapsody music service, offering compressed audio songs for download at the price of $0.79 per song. Both the iTunes Music Store and Rhapsody offer over 200,000 songs from all five major record labels. Today, substantially all PCs, many DVD players and digital TVs feature advanced audio capabilities such as software equalization, which enables control of sound frequencies through software and sound spatialization, which provides enhanced stereo effects. To continue to satisfy increasing consumer demand for high-quality audio and visual experiences, manufacturers require ICs that incorporate high-fidelity, analog circuitry for converting digital data, such as compressed audio files, into real world sounds, such as music.

•

Lower Cost Consumer Electronic Products and Growth in Worldwide Consumer Markets.     Economic growth and increases in discretionary income in populous, developing countries such as China, are increasing global demand for consumer electronics. For example, according to IDC, a market research firm, the Asia/Pacific region, which excludes Japan, represented the largest market for cellular handsets in 2002, representing 30.7% of the worldwide market. At the same time, consumer electronic devices continue to become more affordable. For example, IDC forecasts the price of flash memory, a key component for compressed audio players and digital cameras, to decline from $0.26 per megabyte in 2002 to $0.04 per megabyte in 2007. Together, these trends are accelerating worldwide demand for consumer electronic devices.

Integrating analog and digital components on a single, mixed-signal IC can enable manufacturers to make portable electronic devices that are small, light-weight, power-efficient, reliable and cost-effective. However, creating mixed-signal ICs is complex. Significant experience is required to effectively partition an IC between analog and digital functions to achieve optimal performance and cost. Moreover, combining high-speed digital circuits and sensitive analog circuits onto a single, mixed-signal IC can create electromagnetic interference, or noise, which reduces IC performance. Finally, in contrast to digital circuit design, there are very few automated electronic design tools to effectively assist in the development and reuse of analog portions of mixed signal ICs. Instead, analog circuits usually are designed and integrated with digital circuits through a difficult and time-consuming manual process. Years of experience are required to effectively design mixed-signal ICs, and engineers with these skills are in short supply.

Many analog IC companies offer broad product lines of general-purpose building block components. These analog components usually must be combined with other ICs, resulting in larger and heavier products that consume more power, require larger and more complex printed circuit boards, are more expensive, and can be less reliable than SoCs that are optimized for specific product applications. Many analog IC companies also do not have the software and firmware design capabilities or system-level expertise required to provide integrated system-level solutions to electronics manufacturers.

Manufacturers of electronic products are under increasing pressure to bring their products to market rapidly, at lower cost and with differentiated features. In response to these pressures, manufacturers have reduced their own research and development efforts and are increasingly turning to third-party, mixed-signal IC companies that are capable of providing higher levels of integration, greater functionality in a smaller size with lower power consumption, at a reduced total bill of materials cost. They are also seeking to work with mixed-signal IC companies with system-level expertise that are capable of supplying them with complete hardware and software solutions to enable them to quickly introduce customized products to meet rapidly changing consumer preferences.

SigmaTel’s Solution

We are a provider of analog-intensive, mixed-signal ICs for a variety of products, including portable MP3 players, notebook and desktop PCs, DVD players, digital TVs, and set-top boxes. We offer a complete, system-level solution including highly-integrated ICs, customizable firmware and software, software development tools, reference designs, and applications support.

Our analog-intensive, mixed-signal ICs provide our customers with the following benefits:

Mixed-Signal Integration Reduces Size and Cost.    We are able to integrate into a single IC many of the components of an entire electronic system or sub-system. For example, in our portable audio SoCs, we incorporate standard digital components such as a processor and memory, certain peripheral connections such as a USB interface, as well as proprietary analog components such as analog-to-digital and digital-to-analog converters, a DC-to-DC converter for dynamic power management, and audio signal amplifiers. Our integration of such a large number of analog and digital components on the same IC eliminates significant design challenges that would otherwise be faced by our customers, enabling them to reduce their overall bill of materials cost and to produce smaller, lighter, more reliable and more power-efficient portable products. For example, Legend Computer and Creative Technology have used our portable audio SoC to produce audio-enabled flash storage drive products which are approximately the size of a package of chewing gum.

Power Management Expertise Enables Extended Battery Life.    Our ICs enhance the battery life of our customers’ portable devices. We integrate proprietary DC-DC conversion technology to optimize voltage levels to run different functional areas of our ICs at the minimum power necessary. We also use proprietary design techniques to reduce power consumption, such as the partition or division of our ICs into multiple clock domains to enable us to shut off functional areas of our ICs when not in use. Further, we use highly-optimized software and firmware to reduce the amount of processing power and memory required for a given function, further reducing power consumption. For example, Rio advertises that their portable compressed audio players that use our ICs provide up to 35 hours of battery life on a AA battery. Instead of extending battery life, many of our customers use smaller batteries, thus enabling them to significantly reduce the overall size and weight of their devices.

Complete, System-Level Solution Accelerates Customer Time to Market.    We enable our customers to shorten their time to market and reduce their execution risk by offering complete system-level solutions. As a result, our customers can avoid the need to negotiate with and purchase multiple analog and digital ICs from separate vendors and engineer larger, more complex printed circuit boards, or PCBs, required to accommodate multiple ICs. Less complex PCBs also enable our customers to reduce the time required to set up their manufacturing lines and to reduce overall assembly time, further shortening the time to market for their products. Finally, our customers are not required to engage in the time-consuming process of writing their own firmware or software. Instead, we provide our customers with customizable firmware and software and design tools, through a software development kit, to allow them to rapidly add features to differentiate their products.

Hardware and Software Design for Enhanced End User Experience.    We enable our customers to offer products with superior audio quality and advanced features. Our circuit design expertise has enabled us to design highly-integrated products with low noise levels, and thus high audio quality. Our audio codecs facilitate the connection of computers and consumer audio equipment by incorporating consumer, audio-centric interfaces. In addition, the software provided with our ICs allows an end user to enjoy many advanced features such as 3D audio or sound spatialization, surround sound, and software equalization. In addition, our audio codecs’ Universal Jacks™ feature is designed to simplify the use of microphones and speakers, reducing technical support requirements. Our hardware and firmware architecture, combined with our software development kit also enables our customers to customize their products with features such as menu structure and options, configuration of buttons, and other aspects of the user interface.

The SigmaTel Strategy

Our objective is to be a leading supplier of highly-integrated, analog-intensive, mixed-signal ICs for the portable device, personal computing and consumer electronic markets. To achieve this goal, we are pursuing the following strategies:

Target Multiple High-Growth Portable Electronic Device Markets.    By leveraging our proprietary design methodologies and extensive experience, we intend to introduce new analog-intensive, mixed-signal ICs that are small and power-efficient. We have applied our capabilities successfully to expand into the portable compressed audio player and USB peripherals markets. We are currently the leading supplier of portable audio SoCs for use in flash memory-based compressed audio players. We believe our integration expertise and proprietary power management technology will enable us to efficiently develop new products for existing and emerging portable device market opportunities, such as USB memory devices and industrial and medical devices.

Focus on Industry-Leading Customers.    Many of our customers are industry leaders in their respective markets. We are focused on developing close relationships with industry leaders to facilitate rapid adoption of our products, drive higher sales volumes, and gain greater insight into market trends to help us more efficiently develop new products. For a given customer, we seek to expand our product opportunities both within an existing application as well as within new application segments served by these customers. For example, we have been able to leverage sales of our audio codecs for notebook PC customers into sales of audio codecs for desktop PCs sold by these same customers. In addition, our goal is to build strong, collaborative relationships with leading ODMs to help ensure the adoption of our products in their next generation products.

Reuse Core Technologies to Create New Products.    We have designed many of the proprietary circuits contained in our mixed-signal ICs to be reusable. By redeploying these reusable circuits, we intend to develop new ICs for use in existing or emerging applications to minimize the risk of and accelerate new product development. Our reuse of proven circuit blocks not only accelerates our internal circuit design process, but also reduces the manufacturing risks associated with the development of new products, allowing us to realize higher product performance, reliability, and manufacturing yields. As an example of our reuse strategy, many of the components in our portable audio SoCs are based on building blocks developed for prior products.

Continue to Invest in Technology Development to Extend Market Leadership Position.    We believe we have established a reputation as a technology leader in the design and development of analog-intensive, mixed-signal ICs. We intend to extend our technology leadership by leveraging our talent pool of engineers and investing significant resources in recruiting and developing additional expertise in analog-intensive, mixed-signal IC design. As of July 31, 2003, we held 34 U.S. patents, with 43 U.S. patent applications pending. We are actively expanding our intellectual property position by aggressively investing in research and development and pursuing additional patent applications.

Capitalize on Highly-Focused Business Model.    We are a fabless semiconductor company, utilizing third parties to manufacture, assemble and test our products. This approach reduces our capital and operating requirements and enables us to focus on product development. We use standard digital CMOS technology in mature process geometries to reduce our costs and time to market. We rely primarily on a worldwide network of distributors to sell our products, supplemented with direct sales efforts to a limited number of customers. We believe this approach to sales reduces our selling and marketing expenses while enabling us to rapidly grow our business.

SigmaTel’s Markets and Products

We currently design, develop and market proprietary, analog-intensive, mixed-signal ICs for portable compressed audio players, notebook and desktop PCs, consumer audio equipment, and USB peripherals.

Portable Audio SoCs

Advances in file compression technology and growth in broadband usage have made it increasingly convenient to store and transfer digital audio files. The most common standard today, MP3, typically provides a greater than ten-to-one file size reduction for digital audio content. Other standards, such as Windows Media Audio, or WMA, and MP3 PRO offer even greater compression capabilities. In recent years, a number of companies have introduced products that play compressed digital audio files. These products require ICs to decode the compressed files into audible sound.

Our portable audio SoCs are highly-integrated, battery-optimized ICs designed to decode compressed audio files, such as MP3 files. We offer a broad range of portable audio SoCs at various price points and with a variety of features. For example, some of our more advanced portable audio SoCs incorporate USB2.0 capability, a next generation USB standard that allows for faster data transfer rates than USB1.1. In addition, several of our portable audio SoCs feature support for miniature hard disk drives, or HDDs, enabling recording onto high-capacity media.

The following table summarizes our family of portable audio SoCs:

Product	Introduction Date(1)	Key Features
		Playback/Record		USB Capability		Display(4)		Battery Support		Battery Life (Hours) (2)	Storage Media
STMP3400	Q4 2000	• •	MP3 playback Voice record	•	1.1	• •	LCD LED	•	1xAA	20	Flash

STMP3300	Q3 2001	•	MP3 playback	•	1.1	•	LED	•	1xAA	20	Flash

STMP3410	Q4 2001	• • •	MP3/WMA playback Digital rights management Voice record	• •	1.1 Mass storage	• •	LCD LED	• • •	1xAA 2xAA Lithium ion	35	Flash and hard drive

STMP1342	Q3 2002	• • • •	MP3/WMA playback MP3 encode Digital rights management Voice record	• •	1.1 Mass storage	•	LED	• •	1xAA 2xAA	35	Flash

STMP3415	Q3 2002	• • •	MP3/WMA playback Digital rights management Voice record	• •	1.1 Mass storage	• •	LCD LED	• • •	1xAA 2xAA Lithium ion	35	Flash and hard drive

STMP3420	Q2 2003	• • • •	MP3/WMA playback MP3 encode Digital rights management Voice record	• •	1.1 Mass storage	• •	LCD LED	• • •	1xAA 2xAA Lithium ion	35	Flash

STMP3520(3)	Q4 2003	• • • •	MP3/WMA playback MP3 encode Digital rights management Voice record	• •	2.0 (High speed) Mass Storage	• •	LCD LED	• • •	1xAA 2xAA Lithium ion	35+	Flash

STMP3560(3)	Q4 2003	• • • •	MP3/WMA playback MP3 encode Digital rights management Voice record	• •	2.0 (High speed) Mass Storage	• •	LCD LED	• • • •	1xAA 2xAA Lithium ion Recharge circuit	35+	Flash and hard drive

(1)	Introduction date refers to the calendar quarter in which production shipments were initially made to customers.
(2)	Using a single AA battery, MP3 playback at medium volume levels.
(3)	We plan to ship samples of this product in the third quarter of 2003 and start production volumes in the fourth quarter of 2003.
(4)	Liquid Crystal Display (LCD) and Light Emitting Diode (LED).

Notebook and Desktop PC Audio Codecs

Increasing use of notebook and desktop PCs to play compressed audio files, CDs, advanced video games and DVDs is driving demand for PCs that offer high fidelity audio capabilities. The PC market principally requires high performance audio codecs at various price points. In addition, the notebook PC segment requires a small form factor and low power consumption.

We offer a family of notebook and desktop PC audio codecs that provide playback and record functions with high audio quality. Our PC audio codecs are built in accordance with an Intel sponsored specification called “Audio Codec, 1997,” or AC 97.

Building on our AC97 audio codec expertise, we have developed a new series of AC97 PC audio codecs that support internal sensing of various devices, such as microphones or headphones. Our proprietary jack-sensing technology either informs the user that a device has been plugged into the wrong jack or makes appropriate PC system configuration changes so that the inserted peripheral device, such as a microphone, works correctly even if plugged into the wrong PC connector, such as the speaker jack. Systems which incorporate this technology offer the promise of fewer end user calls to technical support and thus lower support costs overall for PC OEMs. The continued convergence of PC and consumer audio equipment has led to increasing demand for our audio codecs within consumer electronic devices such as digital TVs and set-top boxes. To address this trend, we incorporate interfaces such as Inter-IC Sound, or I2S and Sony/Philips digital interface, or S/PDIF, within our products to facilitate connectivity.

In conjunction with our PC audio codecs, we also provide software solutions for traditional stereo and multi-channel PC audio, referred to as host audio. PC designs supporting host audio eliminate the need for sound cards, which are separate PC components, and instead integrate AC97 codecs on the desktop motherboard and into notebook PCs, providing speed, performance, power saving efficiencies and lower overall system cost.

The following table summarizes our family of notebook and desktop PC audio codecs:

		Key Features
Product	Introduction Date(1)	Number of Channels	Signal to Noise Ratio (dB)	I2S Interface	S/PDIF Interface	Jack- sensing	Application
STAC 9708	Q3 1998	4	99				Sound cards, notebooks, desktops

STAC 9721	Q4 1998	2	102				Sound cards, notebooks, desktops

STAC 9744	Q2 1999	2	103				Notebooks and desktops

STAC 9756	Q3 2000	2	103	✓	✓		Notebooks, desktops, digital televisions, home theater equipment

STAC 9750	Q2 2001	2	90		✓		Notebooks and desktops

STAC 9766	Q3 2001	2	100		✓	✓	Notebooks and desktops

STAC 9752	Q2 2002	2	90		✓	✓	Notebooks and desktops

STAC 9758	Q3 2002	6	98		✓	✓	Notebooks and desktops

(1)	Introduction date refers to the calendar quarter in which production shipments were initially made to customers.

We have been engaged with Intel and others in the industry to create a successor to the AC97 specification. This new specification is commonly called the Azalia interface. We are currently working on Azalia interface devices.

Consumer Audio Codecs

Consumer audio devices typically require superior audio quality, more audio channels, and greater power output than PCs. However, consumer devices, such as digital TVs and personal video recorders, are increasingly incorporating PC components such as hard disk drives and microprocessors. As a result, the same AC97 audio codec technology currently employed in nearly all PCs is increasingly being used in non-PC consumer products.

Our consumer audio codecs typically provide surround sound playback capability at very high audio performance levels. We believe our STAC9756 product, which employs standard PC-centric AC97 interfaces, a consumer audio-centric I2S interface, and a consumer audio-centric S/PDIF interface, is well positioned to take advantage of the emerging convergence of PC and consumer audio equipment.

The following table summarizes our family of consumer audio codecs:

		Key Features
Product	Introduction Date(1)	Number of Channels	Signal to Noise Ratio (dB)	I2S Interface		S/PDIF Interface	Recording Capability	Application
STAC 9460	Q3 2000	6	107		✓		✓	DVD players, set-top box

STAC 9461	Q2 2001	6	107	✓				DVD players, set-top box

STAC 9462	Q2 2001	2	107	✓			✓	DVD players, set-top box

STAC 9463	Q2 2001	2	107	✓				DVD players, set-top box

STAC 9756	Q3 2000	2	103	✓		✓	✓	Home theatre equipment, digital TVs, notebooks and desktops

(1)	Introduction date refers to the calendar quarter in which production shipments were initially made to customers.

USB Peripheral ICs

USB is a common peripheral connection featured on PCs. USB enables high data transfer rates and is replacing prior technologies such as serial and parallel ports. Data is typically transferred from a PC’s USB connection by means of a physical cable, or through more advanced technologies such as infrared transmission, to peripheral devices such as cell phones and personal digital assistants.

IrDA is a standard defined by the Infrared Data Association consortium to specify the point-to-point wireless transfer of data via infrared radiation. Because only two devices are allowed to communicate at a time, the security risks associated with IrDA are greatly minimized. The primary devices that incorporate IrDA are notebook and desktop PCs, PDAs, computer printers, cell phones and pagers, digital cameras and medical devices. Due to the portable nature of many of these applications, IrDA components must be small, lightweight and consume little power.

Our initial product in the USB peripherals market is a USB/IrDA bridge controller IC that enables high-speed (up to 4 Mb per second) wireless infrared data communications through a standard desktop or notebook PC USB port to infrared enabled peripheral devices. Our USB-to-Infrared bridge device is commonly used in external peripheral devices, typically called infrared dongles, to enable standard desktop PCs and notebook PCs which do not include an integrated infrared transceiver to communicate with other infrared equipped products. Infrared dongles may be configured as a small plastic case with an integrated infrared window and a typical USB connector or cable. If the USB connector is integrated directly into the plastics and the cable is eliminated, the unit is typically called an Infrared stick.

The following table sets forth our revenues for each product class which accounted for greater than 15% of our revenues during any of the last three years (Audio Codecs include both notebook and desktop PC audio codecs and consumer audio codecs):

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Portable Audio SoCs	—%	0.8%	51.8%	6.9%	75.4%
Audio Codecs	100.0	96.9	44.9	89.8	19.5

Customers, Sales and Marketing

Our marketing and sales strategy is to achieve design wins with technology leaders and emerging participants in the portable compressed audio player, personal computer, consumer audio equipment, and USB peripherals markets. We principally rely on distributors to market our products. Our direct and indirect customers include both OEMs and ODMs.

Many of the leading OEMs in our markets use ODMs to manufacture their products. Accordingly, a significant portion of our revenues are based on sales to ODMs by our distributors. Three of the largest ODMs that purchase our products are Tai Guen Enterprise, Compal, and Wistron. These ODMs not only manufacture portable compressed audio players and notebook or desktop PCs for Legend Computer, Dell, Gateway, and others, but they also manufacture their own branded products.

During the six months ended June 30, 2003, each of the following customers purchased more than $250,000 of our products directly from us or through our distributors:

A-Max	EXA Telecom	Philips
Apacer	Fujitsu	Quanta
Asus	Gigabyte	RCA/Thomson
AVC	Intel	Samsung
Baromtec	Lite-on	Tai Guen Enterprise
Compal	Matsunichi	Truly
Creative Technology	Maycom	Wistron
CM Tech	Mitac
Deltron	Musical

We have sold products to more than 100 direct and indirect customers during the last twelve months. During the six months ended June 30, 2003, Holystone and Creative Technology, an affiliate, contributed 38.2% and 6.8% of our revenues, respectively. In 2002, revenues from Holystone and Creative Technology contributed 35.0% and 21.2% of our revenues, respectively. In 2001, Holystone, Creative Technology and ESS Technology contributed 28.2%, 36.8%, and 13.9% of our revenues, respectively. In 2000, Holystone, Creative Technology and ESS Technology contributed 12.8%, 38.2%, and 27.7% of our revenues, respectively.

We utilize independent sales representatives and distributors with locations throughout the world. These “SigmaTel Qualified Distributors” have been selected based on their understanding of the mixed-signal IC marketplace and are measured on their ability to provide effective field sales support for our products. To supplement these sales representatives and distributors, we maintain direct sales offices in Texas and California to call on certain key customers. We also utilize application engineers to provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment and competitive analysis. The group works closely with our sales and research and development groups to align our product development road map to meet key channel technology requirements from a strategic perspective. The group also ensures that product development activities, product launches, channel marketing program activities, and ongoing demand and supply planning occur in a well-managed, timely basis in coordination with our development, operations, and sales groups, as well as our ODMs, OEMs and distributors.

Our sales are made primarily pursuant to standard purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not a good indicator of our future sales.

Research and Development

We engage in substantial research and development to develop new products to support our growth. We employ product designers who have expertise in system architecture, mixed-signal design, customizable firmware and software, and software development tools. As of June 30, 2003, we had 64 full-time employees engaged in research and development. Our research and development expense was $7.8 million for the six months ended June 30, 2003 and $15.2 million, $13.7 million, and $11.9 million for the years ended December 31, 2000, 2001, and 2002, respectively. All development is carried out using ISO9001:2000-certified design processes, and our design tools are frequently enhanced to improve design, fabrication, and verification of our products.

Technology

We have several key technological core competencies and have assembled a development team with extensive mixed-signal design expertise to capitalize on these competencies. Where cost-effective, we purchase designed and verified function blocks, such as a DSP core and USB controller, from third-party vendors.

We combine high performance analog functionality on the same chip with digital functionality. One attribute of digital circuits is high-speed switching between logic states which generates transients known as electromagnetic interference or electrical noise. There are significant design and development challenges involved in mixing noisy digital circuits with noise-sensitive high performance analog circuits on the same IC. Our designers are skilled at solving these problems to achieve high-fidelity audio performance on a mixed-signal SoC.

Our engineers possess a high degree of systems-level knowledge of both the customer’s OEM system functionality and the advantages and limits to the analog and digital signal processing that may be performed on the SoC. Optimizing the partitioning of system functionality between analog and digital signal processing, whether through hardware, firmware or software, is key to minimizing die size while maintaining functional flexibility via programmability.

We design all of our ICs to be manufactured using industry standard digital CMOS technologies. While it is significantly more difficult to design high performance analog in digital CMOS processes, as opposed to processes especially adapted to analog, there are multiple advantages to this approach, including reduced cost, reduced manufacturing risk, and greater worldwide foundry capacity.

Manufacturing

We design and develop our products and electronically transfer our proprietary designs to third-party foundries to process silicon wafers and produce the ICs. The wafers are then shipped from foundries to our subcontractors, where they are assembled into finished ICs and electronically tested before delivery to our customers. We believe that our outsourced manufacturing model significantly reduces our capital requirements and allows us to focus our resources on the design, development and marketing of our ICs. In addition, we benefit from our suppliers’ manufacturing expertise, and from the flexibility to select those vendors that we believe offer the best capability and value.

IC Fabrication

Our principal foundries are Taiwan Semiconductor Manufacturing Company in Taiwan and Chartered Semiconductor Manufacturing in Singapore. We also use United Microelectronics Corporation in Taiwan, AMI Semiconductor in Idaho and Hyundai Electronics Industries in South Korea for certain products. These foundries currently fabricate our devices using mature and stable CMOS process technology with feature sizes of 0.18-micron and higher. We regularly evaluate the benefits and feasibility, on a product by product basis, of migrating to smaller process geometries to reduce cost and improve performance.

Assembly and Test

Following wafer processing, our wafers are shipped to our subcontractors where they are singulated into die, assembled into finished IC packages, and electrically tested. Our products are designed to use low cost, industry standard packages and be tested with widely available automatic test equipment. We develop and control all product test programs used by our subcontractors. These test programs are developed based on product specifications, thereby maintaining our ownership for the functional and parametric performance of our devices. We currently rely on ASAT Holdings in Hong Kong, Advanced Semiconductor Engineering in Taiwan, United Test and Assembly Center in Singapore, and Signetics in Korea to assemble and test our products.

Quality Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of products, processes and customer service. We apply well-established design rules and practices for CMOS devices through standard design, layout and test processes. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our manufacturing suppliers are pre-qualified by our operations and quality teams. Suppliers are required to have a quality management system, certified to ISO9000 standard and an environmental management system certified to ISO14000 standard. To ensure consistent product quality, reliability and yield, we closely monitor the production cycle by reviewing electrical, parametric and manufacturing process data from each wafer foundry and assembly subcontractor.

Competition

The markets for our ICs are intensively competitive. We believe that the principal bases of competition in our industry are:

• product performance, level of integration, power efficiency, reliability, and price; • the ability to influence and comply with industry standards; • timeliness of new product introductions;	• ability to obtain foundry capacity; • intellectual property position; • customer support; and • reputation and financial resources.

We believe that we compete favorably with respect to each of these factors. However, some of our larger competitors have greater financial resources, a greater ability to influence industry standards, and much more extensive patent portfolios than we do. We anticipate that the market for our products will be subject to rapid technological change. As we enter new markets and pursue additional applications for our products, we expect to face competition from a larger number of competitors. We face significant competition in each of our product lines. Within the portable compressed audio player market, we primarily compete with Cirrus Logic, Micronas, Philips Semiconductor, Samsung, and Texas Instruments. In the audio codec market, we compete primarily with AKM, Analog Devices, C-Media, Cirrus Logic, and Realtek. Within the USB peripherals market, we compete primarily with KC Technologies and with other multi-chip solutions. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and innovative start-up semiconductor design companies. Certain of our customers have developed products or technologies internally which are competitive with our products. Other customers could develop internal solutions or enter into strategic relationships with or acquire existing mixed-signal IC providers. Any of these actions could replace their need for our products.

Intellectual Property

Our success and future growth will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, contractual provisions, and licenses to protect our intellectual property. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other security measures.

As of July 31, 2003, we held 34 issued U.S. patents and have 43 additional U.S. patent applications pending. Our patents and patent applications cover features employed in each of our existing product families. Our patents have expiration dates ranging from 2015 to 2023. We continue to actively pursue the filing of additional patent applications.

We claim copyright protection for the proprietary documentation used in our products and for the firmware and software components of our products. We have registered 16 U.S. copyrights, covering certain of our firmware and software applications. We have also registered the “SigmaTel” name and logo as trademarks in the U.S.

While our patents and other intellectual property rights are important, we believe that our technical expertise and ability to introduce new products in a timely manner will also be important factors in maintaining our competitive position.

We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. Thus, despite our precautions, a third party may copy or otherwise obtain and use our products, services or technology without authorization, develop similar technology independently or design around our patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Moreover, we often incorporate the intellectual property of third parties into our designs, and we have certain obligations with respect to the non-use and non-disclosure of such intellectual property. There can be no assurance that the steps we have taken to prevent misappropriation or infringement of our intellectual property or third parties will be successful.

Employees

As of June 30, 2003, we employed 105 full-time people, including 18 in operations, 64 in research and development, 9 in sales and marketing, and 14 in administration. We have never had a work stoppage and none of our employees is represented by a labor organization. We consider our employee relations to be good.

Facilities

Our main executive, administrative and technical offices occupy approximately 46,000 square feet in Austin, Texas under a lease that expires in September of 2006 with one five year renewal option. We have subleased approximately 6,000 square feet of this office space to an unrelated third party through September 30, 2006. We also have leased approximately 25,000 square feet of office space in Austin, Texas which we do not currently utilize, all of which we have subleased to an unrelated third party through February 27, 2007, which is the term of the underlying lease.

We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate foreseeable expansion of our operations.

Legal Proceedings

Many participants in the semiconductor industry have a significant number of patents and have frequently demonstrated a willingness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, we have received, and expect to continue to receive, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims have led to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, misappropriation or misuse by us of third-party trade secrets, or invalidity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of our patents will not materially and adversely affect our business, financial condition and results of operations. As of June 30, 2003, we were not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of July 31, 2003:

Name	Age	Title
Ronald P. Edgerton	51	Chairman of the Board, Chief Executive Officer and President
Ross A. Goolsby	36	Vice President of Finance, Chief Financial Officer and Secretary
Roger A. Whatley	49	Vice President of Engineering and Chief Technical Officer
Alan W. Hansford	41	Vice President of Marketing and Audio Codecs
Aaron C. Lyman	44	Vice President of Worldwide Sales
Alan D. Green	38	Vice President and General Counsel
Daniel P. Mulligan	37	Vice President of Portable Audio SoCs
Stephan L. Beatty	37	Vice President of Operations
John Hime(1),(2),(3)	54	Director
Alexander M. Davern(1),(2),(3)	36	Director
Kenneth P. Lawler	44	Director
C. Hock Leow	52	Director
William P. Osborne(1),(2),(3)	59	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating committee and corporate governance committee.

Ronald P. Edgerton has served as our President and Chief Executive Officer since March 2001, and as a member of our board of directors since May 2000, serving as Chairman of the Board of Directors since July 2003. From January 1997 until joining SigmaTel, Mr. Edgerton was President of his own consulting firm, Edgerton Consulting, Inc., which provided general consulting services, such as business plan development and analysis of acquisition opportunities, for small technology companies. From January 1995 until September 1996, Mr. Edgerton worked for Eastman Kodak, initially as Chief Financial Officer of a subsidiary and then as General Manager of the Digital Medical Imaging Business Unit. From May 1990 until December 1994, Mr. Edgerton served as Chief Financial Officer of Cyrix Corporation and was responsible for Cyrix’s worldwide accounting, management information systems, and human resources functions, during which period Cyrix conducted its initial public offering. From June 1976 until September 1986, Mr. Edgerton held various financial and marketing positions with Ford Motor Company, May Department Stores and Northern Telecom. Mr. Edgerton holds both a Bachelor of Business Administration and a Masters of Business Administration from Western Michigan University.

Ross A. Goolsby has served as our Chief Financial Officer, Vice President of Finance and Secretary since September 2001. From June 1999 until August 2001, Mr. Goolsby served as Chief Financial Officer of Utiliserve, Inc., an electrical utility products distributor, and was responsible for Utiliserve’s finance, accounting and human resources functions. From January 1993 until June 1999, Mr. Goolsby served as a Vice President and Controller of Cameron Ashley Building Products, Inc., a publicly-traded building products distributor, where he was responsible for finance and accounting and was substantially involved in merger and acquisition transactions and preparing periodic filings with the Securities and Exchange Commission. Mr. Goolsby holds a Bachelor of Business Administration in Accounting from the University of Houston.

Roger A. Whatley has served as our Chief Technical Officer and as Vice President of Engineering since May 2001. From 1979 until May 2001, Mr. Whatley held various positions in the Semiconductor Product Sector of Motorola, Inc., including Director of Strategic Planning and Alliances for the Wireless Subscriber Systems Group, Director of Marketing of the Wireless Communications Division, Startup Manager of the Analog Modules Section within the Imaging and Storage Division, Manager of Design for the Telecom Operation, MOS Digital and Analog Division, and IC Design Section Manager and an Analog IC Design Engineer for the Telecom Design Department. Mr. Whatley holds both a Bachelor and Masters of Science in Electrical Engineering from Auburn University, and a Masters of Business Administration from the University of Texas at Austin.

Alan W. Hansford has served as Vice President of Marketing and Audio Codecs since April 2001, and is responsible for our corporate marketing functions for all product marketing activities and for management of Audio Codecs and USB Peripherals. From March 1999 until April 2001, Mr. Hansford served as our Vice President of Marketing and was responsible for similar marketing functions. From August 1998 until March 1999, Mr. Hansford served as our Director of Marketing. From October 1997 to July 1998, Mr. Hansford served as the Director of Marketing for Ross Technology, a sparc processor manufacturer, and was responsible for product marketing activities and for applications and technical support functions. Mr. Hansford holds a Bachelor of Science in Electrical Engineering from the University of Virginia at Arlington.

Aaron C. Lyman has served as Vice President of Worldwide Sales since April 2001 and served as Director of Worldwide Sales from June 1998 to March 2001. From May 1997 until June 1998, Mr. Lyman served as Director of International Sales for Ross Technology. From March 1994 until May 1997, Mr. Lyman served as Director for the Far East Area of Crystal Semiconductor Corporation. From April 1993 until February 1994, Mr. Lyman serves as International Sales Manager for Comlinear Corp. From March 1987 until March 1993, Mr. Lyman serves as ASIC Program Manager for NCR Microelectronics. Mr. Lyman holds a Bachelor of Industrial Engineering from the University of Utah.

Alan D. Green has served as Vice President and General Counsel since November 2001. From March 2000 until November 2001, Mr. Green was our Associate General Counsel. From July 1999 until February 2000, Mr. Green was a Senior Associate at the law firm Gray Cary Ware & Freidenrich LLP. From June 1997 until June 1999, Mr. Green was an Associate at the law firm Porter & Hedges, LLP. From 1993 until 1997 Mr. Green was an associate of Sheinfeld, Maley & Kay LLP. Mr. Green holds both a Bachelor of Arts in English and a Doctor of Jurisprudence from the University of Texas at Austin.

Daniel P. Mulligan has served as Vice President of Portable Audio SoCs since May 2003 and as General Manager of Portable Audio SoCs since January 2002. From August 1999 until January 2002, Mr. Mulligan served as a Product Manager of Portable Audio SoCs. From September 1993 until April 1999, Mr. Mulligan was a Design Engineer and Design Manager for Brooktree, a semiconductor design and manufacturing company which was acquired by Rockwell Semiconductor Systems, Inc. From June 1993 until September 1993, Mr. Mulligan served as the Lead Design Engineer for Sundance Technology. From June 1991 until June 1993, Mr. Mulligan served as a Design Engineer for Texas Instruments. From September 1987 until May 1991, Mr. Mulligan served as a Design Engineer for Silicon & Software Systems, a subsidiary of Philips International, Inc.. Mr. Mulligan holds a Bachelor of Engineering in Electrical Engineering from the University of Limerick in Ireland and a Masters of Business Administration from the University of Texas at Austin.

Stephan L. Beatty has served as Vice President of Operations since May 2003. From March 2002 until May of 2003, Mr. Beatty served as Director of Operations. Mr. Beatty is our key liaison with foundries and subcontractors and is responsible for the management of product planning, manufacturing and development, reliability assurance of products and processes, and negotiation of pricing arrangements with suppliers. From January 2001 until March 2002, Mr. Beatty served as Operations Manager. From December 2000 until January 2001, Mr. Beatty served as Product/Test Manager. From April 2000 until December 2000, Mr. Beatty served as Product/Test Engineer. From April 1995 until April 2000, Mr. Beatty served as a Technology Development Engineer for Motorola, Inc. Mr. Beatty holds both a Bachelor of Science in Bio-engineering and a Bachelor of Science in Electrical Engineering from Texas A&M University.

Alexander M. Davern has been a director since June 2003. Since December 2002, Mr. Davern has served as Chief Financial Officer, Senior Vice President, IT and Manufacturing Operations and Treasurer of

National Instruments Corporation. National Instruments is a publicly-traded supplier of measurement and automation products that engineers and scientists use in a wide range of industries. From December 1997 until December 2002, Mr. Davern served as Chief Financial Officer and Treasurer of National Instruments. From July 1997 until December 1997, Mr. Davern served as Acting Chief Financial Officer and Treasurer, and as Corporate Controller and International Controller of National Instruments. Prior to joining National Instruments, Mr. Davern worked both in Europe and in the United States for the international accounting firm of Price Waterhouse, LLP. Mr. Davern holds both a Bachelor of Business Administration and a diploma in professional accounting from University College in Dublin, Ireland.

John Hime has been a director since August 2003. Since 1994, Mr. Hime has been a private investor in over 25 early stage technology companies. From 1991 until 1994, Mr. Hime served as Vice President of Marketing at Tivoli Systems. From 1989 until 1991, Mr. Hime served as Vice President and General Manager of the Systems Business Unit at MIPS Computers. From 1988 until 1989, Mr. Hime served as Vice President of Marketing at Frame Technology. From 1984 until 1988, Mr. Hime served as Director of Marketing at Sun Microsystems. He began his career with positions in software development at Texas Instruments and systems engineering at Data General Corporation. Mr. Hime holds a Bachelor of Arts in Mathematics from the University of Texas at Austin.

Kenneth P. Lawler has been a director since August 1999. Since February 1995, Mr. Lawler has served as a Managing Member within the Battery Ventures fund organization. Mr. Lawler is a Managing Member of the general partner of each of Battery Ventures V, L.P. and Battery Ventures Convergence Fund, L.P., and is a member of Battery Investment Partners V, L.L.C. Mr. Lawler manages Battery’s San Mateo office and is responsible for managing Battery’s communications and advanced technology industry practice. Prior to joining Battery in 1995, Mr. Lawler spent ten years in venture capital at Patricof & Co. Ventures and Berkeley International Capital Corporation. Before starting his venture capital career in 1985, Mr. Lawler worked in product management at Advanced Micro Devices and engineering management at Teradyne and Fairchild Semiconductor. Mr. Lawler holds both a Bachelor and Masters of Science in Industrial Engineering from Stanford University and a Masters of Business Administration from University of California, Los Angeles. Mr. Lawler is on the Venture Capital Advisory Board of the Fabless Semiconductor Association.

C. Hock Leow has been a director since June 1997. Since May 1993, Mr. Leow has served as Senior Vice President and Chief Technology Officer of Creative Technology, an electronics manufacturer, which is an affiliate of CTI Limited and CTI II Limited. Mr. Leow holds both a Bachelor and Masters of Science in Electrical Engineering from Stanford University.

William P. Osborne has been a director since September 2001. Since June 2002, Mr. Osborne has served as Dean of the School of Computing and Engineering at the University of Missouri—Kansas City. From August 1995 until June 2002, Mr. Osborne served as Dean of the Erik Jonsson School of Engineering and Computer Science at the University of Texas at Dallas. From November 1990 until August 1995, Mr. Osborne served as a Professor of Electrical and Computer Engineering at New Mexico State University. Mr. Osborne has also served in industry in various positions with various companies, including as Senior Vice President of Networks Operations of Racal-Milgo Skynetworks from July 1989 to November 1990, as President and Chief Operating Officer of Telinq System, Inc. from July 1988 to July 1989, and as Vice President of Network Products and then President of the Comsat Technology Products division of Comsat Corporation from 1983 to 1988. Mr. Osborne holds both a Bachelor and Masters of Science in Electrical Engineering from the University of Kentucky and a PhD in Electrical Engineering from New Mexico State University.

Board of Directors

All of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock. The right to elect directors under this agreement will terminate upon completion of this offering.

Upon completion of this offering, our board of directors will be divided into three classes, as follows:

•	Class I consists of Messrs. Edgerton and Osborne, whose terms will expire at our annual meeting of stockholders to be held in 2004;

•	Class II consists of Messrs. Davern and Leow whose terms will expire at our annual meeting of stockholders to be held in 2005; and

•	Class III consists of Messrs. Hime and Lawler, whose terms will expire at our annual meeting of stockholders to be held in 2006.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. Each director’s term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our board of directors or a majority vote of the stockholders. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Because no more than one-third of our board may be elected at each annual meeting, this classification of our board of directors may have the effect of delaying or preventing changes in control or management.

There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

Our board of directors has established three standing committees: an audit committee, a compensation committee, and a nominating and governance committee.

Audit Committee.    The audit committee oversees, reviews and evaluates our financial statements, accounting and financial reporting processes, internal control functions and the audits of our financial statements. The audit committee is responsible for the appointment, compensation, retention and oversight of our independent auditor. The members of our audit committee are Alexander Davern, William Osborne and John Hime.

Compensation Committee.    The compensation committee reviews and makes recommendations to our board of directors concerning the compensation and benefits of our executive officers and directors, administers our stock option and employee benefits plans, and reviews general policy relating to compensation and benefits. The members of our compensation committee are Alexander Davern, William Osborne and John Hime.

Nominating and Governance Committee.    The nominating and governance committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, recommends corporate governance principles to the board of directors, and provides oversight in the evaluation of the board of directors and each committee. The members of our nominating and governance committee are Alexander Davern, William Osborne and John Hime.

Director Compensation

Independent, non-employee directors will receive an annual retainer of $20,000 and $1,000 per meeting attended. In addition, the chairman of our audit committee will receive an additional annual retainer of $20,000.

New non-employee directors will receive an initial option grant of 30,000 shares and all non-employee directors will receive an annual option grant of 10,000 shares if they remain in office on the date of each annual stockholders meeting (unless they joined our board within six months of such meeting). Such grants will vest ratably over four years. Our directors are also eligible for discretionary option grants under the terms of our 2003 Stock Incentive Plan. We reimburse directors for all reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and committees of our board.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee and none of our executive officers has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Delaware law, our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of SigmaTel, arising out of such person’s services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Executive Compensation

The following table provides the total compensation paid to our chief executive officer and our next four most highly-compensated executive officers for the year ended December 31, 2002. These executives are referred to as our named executive officers elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation		Securities Underlying Options (#)
Ronald P. Edgerton, Chief Executive Officer and President	$250,278	$—	$—		—

Alan D. Green Vice President and General Counsel	170,000	84,488	—		66,667

Aaron C. Lyman Vice President of Worldwide Sales	147,548	69,236	6,000	(1)	—

Roger A. Whatley Vice President of Engineering and Chief Technical Officer	170,000	27,750	—		6,667

Alan W. Hansford Vice President of Marketing and Audio Codecs	133,269	15,625	—		70,000

(1)	Mr. Lyman received a $6,000 car allowance in 2002.

Stock Options

The following table provides information concerning grants of stock options made during 2002 to each of our named executive officers. The percentage of total options granted to our employees in 2002 is based on total options granted of 522,200 shares. We have never granted any stock appreciation rights.

All of the options in the table were granted under our 1995 Stock Option/Stock Issuance Plan. Each option has a maximum term of ten years, subject to earlier termination if the optionee’s services are terminated. All of the options issued under our 1995 plan are immediately exercisable. If unvested options are exercised, they remain subject to a right of repurchase by us at the exercise price until the shares acquired upon exercise vest. The exercise prices of such options represent our board of directors’ determination of the fair market value of our common stock on the grant date. In establishing these prices, our board considered many factors, including our financial condition and operating results, transactions involving the issuances of shares of our preferred stock, the senior rights and preferences accorded shares of preferred stock, and the market for comparable stocks.

The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. The 5% and 10% assumed compounded annual rates of stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises depend on the future performance of our common stock.

Option Grants in 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name and Principal Position	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%

Ronald P. Edgerton, Chief Executive Officer and President	—	—	—	—	—	—

Alan D. Green(1) Vice President and General Counsel	21,667 45,000	4.15 8.62%	$3.00 3.00	2/3/2012 2/4/2012	$84,289 175,061	$143,051 297,105

Aaron C. Lyman Vice President of Worldwide Sales	—	—	—	—	—	—

Roger A. Whatley(2) Vice President of Engineering and Chief Technical Officer	6,667	1.28	3.00	2/19/2012	25,935	44,016

Alan W. Hansford(3) Vice President of Marketing and Audio Codecs	70,000	13.40	3.00	2/3/2012	272,318	462,164

(1)	The 21,667 options are immediately exercisable and vest over a twenty-six month period as follows: 10,174 options vested immediately upon the date of grant on February 3, 2002; 347 options vest monthly on the first day of each month following the month of the initial grant through and including March 1, 2004; and 104 options vest monthly on the twenty-first day of each month following the month of the initial grant through and including April 21, 2004. The 45,000 options are immediately exercisable and vest over four years as follows: 11,250 options vested on November 20, 2002, which is the one-year anniversary of the vesting commencement date set forth in the option agreement; and 937 options vest monthly on the twentieth day of each month following November 20, 2002 through and including November 20, 2005.
(2)	These options are immediately exercisable and fully-vested on February 19, 2002, the date of grant.
(3)	These options are immediately exercisable and vest over a twenty-six month period as follows: 44,528 options vested immediately upon the date of grant on February 3, 2002; 667 options vest monthly on the third day of each month following the month of the initial grant through and including August 3, 2003; 389 options vest monthly on the eleventh day of each month following the month of the initial grant through and including February 11, 2004; and, 139 options vest monthly on the twenty-first day of each month following the month of the initial grant through and including April 21, 2004.

Aggregate Option Exercises in 2002 and Option Values at December 31, 2002

There were no option exercises by our named executive officers in 2002. The following table presents for our named executive officers the number and value of securities underlying unexercised options that were held by those officers as of December 31, 2002. Each of the options listed in the table is immediately exercisable. The numbers in the column entitled “Value of Unexercised In-The-Money Options at December 31, 2002” are based on the fair market value of our common stock of $3.00 at December 31, 2002, as determined by our board of directors, less the exercise price payable for these shares, as adjusted for stock splits.

Option Values at December 31, 2002

Name and Principal Position	Number of Securities Underlying Unexercised Options at December 31, 2002 (#)		Value of Unexercised In-the-Money Options at December 31, 2002
	Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald P. Edgerton(1) Chief Executive Officer and President	1,128,645	106,771	—	—

Alan D. Green(2) Vice President and General Counsel	83,333	—	—	—

Aaron C. Lyman(3) Vice President of Worldwide Sales	19,333	—	—	—

Roger A. Whatley(4) Vice President of Engineering and Chief Technical Officer	90,000	—	—	—

Alan W. Hansford(5) Vice President of Marketing and General Manager of Audio Codecs	72,000	—	—	—

(1)	As of December 31, 2002, 563,354 shares were vested and 672,062 were unvested.
(2)	As of December 31, 2002, 37,523 shares were vested and 45,810 were unvested.
(3)	As of December 31, 2002, 9,264 shares were vested and 10,069 were unvested.
(4)	As of December 31, 2002, 39,653 shares were vested and 50,347 were unvested.
(5)	As of December 31, 2002, 58,472 shares were vested and 13,528 were unvested.

Employment Agreements

Upon his election as our President and Chief Executive Officer in March 2001, we entered into an employment agreement with Mr. Edgerton. Pursuant to the agreement, we agreed to pay Mr. Edgerton an annual base salary of $250,000, with additional performance-based bonus compensation opportunities targeted at 50% of his base salary, subject to annual review. If Mr. Edgerton’s employment is terminated by us without due cause, as defined in the agreement, or by Mr. Edgerton for certain contractual grounds described in the agreement, we are obligated to pay Mr. Edgerton severance in an amount equal to six months’ base salary, plus an additional three months for each full year that Mr. Edgerton has been employed by us at that time. Mr. Edgerton’s employment agreement has no specified term and is terminable by either party at any time. If Mr. Edgerton is terminated in connection with a change of control, as defined in his option award agreement, all of Mr. Edgerton’s outstanding unvested stock options will vest completely. As part of this agreement, Mr. Edgerton agreed not to compete with us for a period after the termination of his employment equal to the period covered by his severance payments, not to exceed 12 months.

In January 2001, we entered into an employment agreement with Mr. Green. We agreed to pay Mr. Green an annual base salary of $170,000 with additional performance-based bonus compensation opportunities of up to $12,500 per quarter, which is subject to annual review and possible increase, but not decrease without Mr. Green’s approval. If Mr. Green’s employment is terminated by us without due cause as defined in the agreement or by Mr. Green for certain contractual grounds, we are obligated to pay Mr. Green 100% of his next targeted quarterly bonus in connection with his termination plus the greater of (i) two months base salary or (ii) three weeks of base salary for each year or partial year of employment. If such termination is in connection with a change of control as defined in the agreement, Mr. Green will receive an additional 24 months of vesting credit for his outstanding unvested stock options and other equity compensation, if any. The term of Mr. Green’s employment agreement expires on January 19, 2004, but is terminable prior to such date by either party at any time, with or without cause.

Stock Plans

2003 Stock Incentive Plan

The 2003 Stock Incentive Plan was approved by our board of directors and by our stockholders in July 2003 and will be effective upon execution of the underwriting agreement for this offering.

The following summary of the 2003 plan is qualified in its entirety by the specific language of the 2003 plan.

General.    The purpose of the 2003 plan is to provide an incentive program that will enable us to attract and retain employees and consultants upon whose judgment, interest and contributions our success is dependent and to provide them with an equity interest in our success in order to motivate superior performance. We will provide these incentives through the grant of stock options, stock appreciation rights, stock purchase rights, stock bonuses, performance shares and performance units.

Shares Subject to Plan.    Subject to adjustment as described below, we may issue a maximum of 6,866,747 shares of common stock under the 2003 plan. However, this share reserve shall be reduced by the exercise of stock options outstanding under our 1995 Stock Option/Stock Issuance Plan described below. As of June 30, 2003, options to purchase 3,827,460 shares of our common stock were oustanding under our 1995 Plan.

Administration.    The 2003 plan will be administered by our board of directors or the compensation committee of our board of directors. With respect to eligible participants who are executive officers or consultants, the 2003 plan will be administered by the compensation committee, which consists of at least two directors, each of whom is both a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and an “outside director” for purposes of Section 162(m) of the Internal Revenue Code.

Eligibility.    Under the 2003 plan, we may grant awards to our employees (including officers), directors, or consultants or any employees (including officers), directors, or consultants of our present or future parent or subsidiaries or other affiliated entities. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, stock awards and performance awards to any eligible participant.

Stock Options.    The compensation committee may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year options that cover in the aggregate more than 1,000,000 shares.

The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant.

Options become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the compensation committee. The maximum term of any option granted under the 2003 plan is ten years, provided that an incentive stock option granted to a ten percent stockholder must have a term not exceeding five years. Subject to the term of the option, an option generally will remain exercisable for three months following the optionee’s termination of service, except that if service terminates as a result of the optionee’s death or disability, the option generally will remain exercisable for twelve months, or if service is terminated for cause, the option will terminate immediately. The compensation committee, in its discretion, may provide longer post-termination exercise periods, but in any event the option must be exercised no later than its expiration date.

Automatic Grants to Non-employee Directors.    The 2003 plan provides for automatic grants of options to acquire 30,000 shares of our common stock to each new non-employee director and 10,000 shares of our common stock to each non-employee director if they remain in office on the date of each annual stockholders meeting (unless they joined our board within six months prior to such meeting). Each such grant will vest ratably over four years.

Other Awards.    In addition to stock options, the compensation committee may also grant stock appreciation rights, stock bonuses, stock purchase rights or performance based awards. Each of these types of awards are subject to limits on the size of awards to individual grantees.

Change in Control.     In the event of a change of control transaction, the successor entity may assume all outstanding options or stock appreciation rights or substitute substantially equivalent options and stock appreciation rights. If the outstanding options and stock appreciation rights are not assumed or replaced by the successor entity, then all unexercised and unvested portions of such outstanding awards will become immediately exercisable and vested in full. Any other stock award under the 2003 Plan may be accelerated or deemed vested and payable upon a change of control if the compensation committee so determined and provided in any award agreement.

Termination or Amendment.    The 2003 plan will continue in effect until June 30, 2013, unless earlier terminated by our board of directors. The administrator may terminate or amend the 2003 plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares reserved, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law.

1995 Stock Option/Stock Issuance Plan

As of June 30, 2003, we had authorized 7,105,667 shares of our common stock for issuance under our 1995 stock option/stock issuance plan. As of that date, options to purchase 3,827,460 shares of our common stock were outstanding under our 1995 plan and 513,332 shares were available for future option grants. As of June 30, 2003, the options outstanding under the 1995 plan had a weighted average exercise price of $2.25 per share. Our employees, non-employee directors, consultants, and independent contractors were eligible to receive awards under the 1995 plan. No options will be granted under our 1995 plan after this offering. However, any outstanding options granted under our 1995 plan will remain outstanding and subject to our 1995 plan and related stock option agreements until they are exercised or until they terminate or expire by their terms. Any shares remaining available for issuance under our 1995 plan after completion of this offering will be granted under our 2003 plan. Options granted under our 1995 plan had a ten year term and typically vested either (i) 20% per year over five years or (ii) over a four year period (25% at the end of the first year and 1/36 of the remaining shares per month for the remaining 36 months). All of the options issued under our 1995 plan are immediately exercisable. If unvested options are exercised, they remain subject to a right of repurchase by us at the exercise price until the shares acquired upon exercise vest.

Employee Stock Purchase Plan

Our employee stock purchase plan was adopted by our board of directors and stockholders in July 2003. The plan will become effective immediately upon the execution of the underwriting agreement for this offering. The plan is designed to allow eligible employees to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions. A total of 500,000 shares of our common stock will initially be reserved for issuance under the plan. The share reserve will automatically increase on the first trading day of each year beginning in January 1, 2004, by 1% of the total shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed 500,000 shares. In no event, however, may any participant purchase on any one semi-annual purchase date more than the lesser of (i) 1,500 shares or (ii) that number of shares that can be purchased with $12,500.

The plan will have a series of successive offering periods, each with a maximum duration of 6 months. However, the initial offering period will begin on the day the underwriting agreement is executed in connection with this offering and will end on March 31, 2004. Subsequent offering periods will be 6 months in length and will begin on April 1 and October 1 of each year. The board of directors may vary the duration, starting date, or ending date of future offering periods in its discretion, provided that no offering period may exceed 27 months.

Individuals who are eligible employees on the start date of any offering period may enter the plan on that start date or at the beginning of any subsequent offering period.

A participant may contribute up to 15% of his or her base salary through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant’s behalf on each semi-annual purchase date. The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant’s entry date into the offering period or the fair market value on the semi-annual purchase date.

CERTAIN TRANSACTIONS

Private Placements of Equity Securities.    Since our inception, we have sold convertible preferred stock and convertible notes to provide working capital for our operations. Since January 1, 2000, we have completed the following private placements of securities in order to raise working capital:

•	In August 2000, we sold an aggregate of 5,052,632 shares of our Series H preferred stock to various investors, including 421,053 shares to funds affiliated with Battery Ventures, 2,105,263 shares to funds affiliated with INVESCO Private Capital, 1,242,211 shares to a fund affiliated with Creative Technology, 384,505 shares to Telesoft Partners and 47,000 shares to one of our directors, Hock Leow, at a price of $4.75 per share. Each share of our Series H preferred stock will convert automatically into 0.7607 shares of our common stock upon the closing of this offering.

•	In April and June of 2001, we issued to various investors warrants and subordinated convertible Series I promissory notes which are exercisable and convertible, respectively, into an aggregate of 4,428,769 shares of our Series I preferred stock, including 1,136,684 shares to funds affiliated with Battery Ventures, 456,482 shares to funds affiliated with INVESCO Private Capital, 2,263,609 shares to funds affiliated with Creative Technology, 528,630 shares to Telesoft Partners and 5,095 shares to Hock Leow, at a price of $2.57 per share. Each share of our Series I preferred stock will convert automatically into 0.4116 shares of our common stock upon the closing of this offering. The notes bear interest at 10% per annum and mature in 2006, but may be prepaid by us without penalty. The warrants expire upon the completion of this offering if not exercised. These warrants were issued to various investors in consideration of those investors providing guarantees of an aggregate of $5.0 million of our debt to Silicon Valley Bank. These guarantees expired in March 2003.

•	In February and March of 2003, we sold an aggregate of 7,157,584 shares of our Series J preferred stock to various investors, including 2,609,036 shares to funds affiliated with Battery Ventures, 1,060,053 shares to funds affiliated with INVESCO Private Capital, 3,319,772 shares to a fund affiliated with Creative Technology, 22,000 shares to Hock Leow, 472 shares to Jim Montgomery and 2,672 shares to a fund affiliated with Gray Cary, a law firm at which Mr. Montgomery is a partner, at a price of $1.14435 per share. Each share of our Series J preferred stock will convert automatically into 0.8333 shares of our common stock upon the closing of this offering.

The entities affiliated with Battery Ventures are together considered a holder of more than 5% of our common stock. Mr. Kenneth Lawler, one of our directors, is a managing member within the Battery Ventures fund organization. Entities affiliated with Creative Technology are together considered a holder of more than 5% of our common stock. Mr. C. Hock Leow, one of our directors, is Chief Technology Officer of Creative Technology. The entities associated with INVESCO Private Capital are together considered a holder of more than 5% of our common stock. Esfandiar Lohrasbpour, a managing director at INVESCO, was one our directors from April 2003 until June 2003.

Transactions in the Ordinary Course of Business.    We sell products in the ordinary course of business to Creative Technology. Revenues from Creative Technology were approximately $18.1 million, $9.0 million and $6.7 million for the years ended December 31, 2000, 2001 and 2002, respectively, and $2.2 million for the six months ended June 30, 2003.

Mr. Jim Montgomery, who was one of our directors from August 1998 to June 2003, is a partner of Gray Cary Ware & Freidenrich LLP. Gray Cary Ware & Freidenrich LLP performs legal services for us. We have paid to Gray Cary Ware & Freidenrich LLP $248,000, $53,000 and $4,000 during the years ended December 31, 2000, 2001 and 2002, respectively, and $16,000 for the six months ended June 30, 2003. We have continued to retain Gray Cary Ware & Freidenrich LLP’s services during the current year, including in connection with this offering. The amount owed to Gray Cary Ware & Friedenrich LLP as of June 30, 2003 was

$0.3 million, all of which was related to this offering. In connection with Mr. Montgomery’s resignation as a member of our Board of Directors in June 2003, we accelerated the vesting of an option to purchase approximately 16,000 shares of common stock and recorded a charge of $0.1 million.

License of Technology.    In October 2001, we entered into an asset purchase and license agreement with Metanoia Technologies, Inc., a company started by our former President and Chief Executive Officer, H. Spence Jackson, who held more than 5% of our voting securities at the time. The agreement requires us to exclusively license certain of our ADSL technology to Metanoia. Metanoia paid us consideration including (i) approximately 1,400,000 shares of Metanoia’s preferred stock; (ii) $207,000 in cash; and (iii) a promissory note with a principal amount of $1,000,000 bearing interest at 8% per annum payable on April 24, 2002. In March 2002, prior to the maturity of the note, Metanoia exercised its option to extend the maturity date of the note to January 24, 2003. In December 2002, we agreed to further extend the maturity of the note to January 24, 2005 and to remove certain licensing restrictions for the use of the technology in consideration of the issuance by Metanoia to us of an additional note in the amount of $500,000 bearing interest at 8% per annum and maturing on January 24, 2004. The licenses granted to Metanoia in the asset purchase and license agreement are perpetual. The asset purchase and license agreement provides that Metanoia may not directly compete with us or assist any other person to directly compete with us, except that Metanoia can conduct competing business in the communications industry, even if it is in direct competition with us. At the current time, we are not pursuing business activities in the ADSL communications industry.

Registration Rights.    We have granted the investors in our preferred stock rights to require us to register or include their shares in a registered offering of our securities. Please see “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Other Transactions

Loans to Executive Officers.    We do not have any loans outstanding to any of our directors or executive officers.

Stock Options Granted to Directors and Executive Officers.    For more information regarding the grant of stock options to directors and executive officers, please see “Management—Director Compensation” and “—Executive Compensation.”

Indemnification and Insurance.    Our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We intend to enter into indemnification agreements with all of our directors and executive officers and to purchase directors’ and officers’ liability insurance prior to the consummation of this offering. In addition, our certificate of incorporation will limit the personal liability of our board members for breaches by the directors of their fiduciary duties. See “Management—Limitation of Liability and Indemnification.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of August 25, 2003, assuming the conversion of all outstanding shares of our preferred stock into common stock upon completion of this offering, and as adjusted to reflect the sale of common stock offered by us and by the selling stockholders in this offering, for:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each executive officer named in the Summary Compensation Table;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated below and except to the extent authority is shared by spouses under applicable law, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options, warrants or other convertible securities held by such person that are exercisable within 60 days of this offering. The percentage of beneficial ownership after the offering is based on 26,540,529 shares outstanding as of August 25, 2003 and 7,000,000 shares sold by us in this offering. None of the selling stockholders has had any position or office with us or any other material relationship with us or any of our affiliates during the last three years.

If the underwriters over-allotment option is exercised in full, the selling stockholders would sell an additional 1,104,761 shares of our common stock and we would sell an additional 395,239 shares. If the over-allotment option is partially exercised, it would be allocated first among the selling stockholders holding such 1,104,761 shares pro rata based on the number of shares each stockholder was entitled to include in the offering under our registration rights agreement, and second, to us up to an additional 395,239 shares.

Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Principal Stockholders, Officers and Directors:
Creative Technology Ltd. (1)	7,612,078	28.7%	—	7,612,078	22.7%
Battery Ventures(2)	6,191,932	23.3	—	6,191,932	18.5
Kenneth P. Lawler(3)	6,066,211	22.9	—	6,066,211	18.1
INVESCO Private Capital(4)	2,646,414	10.0	—	2,646,414	7.9
Telesoft Partners IA, L.P.(5)	1,874,564	7.1	1,331,215	543,349	1.6
Ronald P. Edgerton(6)	1,373,939	4.9	—	1,373,939	3.9
Roger A. Whatley(7)	150,000	*	—	150,000	*
Alan W. Hansford(8)	150,000	*	—	150,000	*
Alan D. Green(9)	150,000	*	—	150,000	*
Aaron C. Lyman(10)	150,000	*	—	150,000	*
C. Hock Leow(11)	96,185	*	—	96,185	*
William P. Osborne(12)	33,333	*	—	33,333	*
Alexander M. Davern(13)	33,333	*	—	33,333	*
John Hime(14)	33,333	*	—	33,333		*
All executive officers and directors as a group (12 persons)(15)	8,683,334	29.9	—	8,683,334	24.1

Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Other Selling Stockholders:
Philips Semiconductors, Inc.(16)	1,025,752	3.9	728,434	297,318	*
Hikari Tsushin, Inc.(17)	488,687	1.8	347,039	141,648	*
Cirrus Logic, Inc.(18)	400,000	1.5	284,059	115,941	*
Fermat Enterprises Ltd.(19)	242,957	*	110,893	132,064	*
Silver Age International Limited(20)	144,574	*	70,825	73,749	*
ALPS International Co., Ltd.(21)	144,498	*	70,749	73,749	*
Hsiu-Miao Liu(22)	62,859	*	13,693	49,166	*
Craig and Suzanne McHugh(23)	50,626	*	10,000	40,626	*
Chung-Bin Chu(24)	31,430	*	13,126	18,304	*
MoFo 2000, L.P.(25)	15,751	*	11,186	4,565	*
Patrick Ang(26)	8,053	*	4,027	4,026	*
Gavin B. Grover(27)	5,095	*	3,618	1,477	*
Charles C. Kim(28)	958	*	681	277	*
Gregory D. Wong(29)	641	*	455	186	*

*	Less than 1.0%

(1)	Includes 3,093,302 shares of our common stock held by CTI Limited. Includes 567,588 shares of our common stock issuable to CTI II Limited upon the conversion of a subordinated convertible Series I promissory note, 174,654 shares of our common stock issuable to CTI II Limited upon the exercise of a warrant, and 3,776,534 shares of our common stock held by CTI II Limited. For a description of the terms of the subordinated convertible Series I promissory notes, see “Certain Transactions.” Creative Technology Ltd.[NasdaqNM:CREAF] is the beneficial owner of the shares held by CTI Limited and CTI II Limited. The board of directors of Creative Technology Ltd. holds voting and dispositive power over these shares. The members of the board of directors of Creative Technology Ltd. disclaim beneficial ownership for these shares except to the extent of their pecuniary interest therein. The address of these funds is c/o Creative Technology Ltd., 31 International Business Park, Creative Resource, Singapore 609921. One of our directors, C. Hock Leow, is a Senior Vice President of Creative Technology.
(2)

Includes 208,086 shares of our common stock issuable to Battery Ventures V, L.P. upon the conversion of a subordinated convertible Series I promissory note, 99,813 shares of our common stock issuable to Battery Ventures V, L.P. upon the exercise of a warrant, and 5,270,516 shares of our common stock held by Battery Ventures V, L.P. Includes 21,054 shares of our common stock issuable to Battery Ventures Convergence Fund, L.P. upon the conversion of a subordinated convertible Series I promissory note, 10,098 shares of our common stock issuable to Battery Ventures Convergence Fund, L.P. upon the exercise of a warrant, and 456,644 shares of our common stock held by Battery Ventures Convergence Fund, L.P. Includes 4,790 shares of our common stock issuable to Battery Investment Partners V, L.L.C. upon the conversion of a subordinated convertible Series I promissory note, 2,297 shares of our common stock issuable to Battery Investment Partners V, L.L.C. upon the exercise of a warrant, and 118,634 shares of our common stock held by Battery Investment Partners V, L.L.C. The sole general partner of Battery Ventures V, L.P. is Battery Partners V, LLC. The managing members of Battery Partners V, LLC are Richard D. Frisbie, Oliver D. Curme, Thomas J. Crotty, Kenneth P. Lawler and Todd A. Dagres, who hold voting and dispositive power for the shares held by Battery Ventures V, L.P. Each of Mr. Frisbie, Curme, Crotty, Lawler, and Dagres disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The sole general partner of Battery Ventures Convergence Fund, L.P. is Battery Convergence Partners, LLC. The managing members of Battery Convergence Partners, LLC are Howard Anderson, Richard D. Frisbie, Oliver D. Curme, Thomas J. Crotty, Kenneth P. Lawler and Todd A. Dagres who hold voting and dispositive power for the shares held by Battery Ventures Convergence Fund, L.P.

Each of Mr. Anderson, Frisbie, Curme, Crotty, Lawler, and Dagres disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The managers of Battery Investment Partners V, LLC are Richard D. Frisbie, Oliver D. Curme and Thomas J. Crotty who hold voting and dispositive power for the shares held by Battery Investment Partners V, LLC. Each of Mr. Frisbie, Curme and Crotty disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of all of these funds is 901 Mariner’s Island Boulevard, #475, San Mateo, California 94404.

(3)	Includes 208,086 shares of our common stock issuable to Battery Ventures V, L.P. upon the conversion of a subordinated convertible Series I promissory note, 99,813 shares of our common stock issuable to Battery Ventures V, L.P. upon the exercise of a warrant, and 5,270,516 shares of our common stock held by Battery Ventures V, L.P. Includes 10,098 shares of our common stock issuable to Battery Ventures Convergence Fund, L.P. upon the conversion of a subordinated convertible promissory note, 21,054 shares of our common stock issuable to Battery Ventures Convergence Fund, L.P. upon the exercise of a warrant, and 456,645 shares of our common stock held by Battery Ventures Convergence Fund, L.P. Does not include the shares held by Battery Investment Partners V, L.L.C. Mr. Lawler is a managing member of the general partner of each of Battery Ventures V, L.P. and Battery Ventures Convergence Fund, L.P. and may be deemed to share voting and investment power with respect to all shares held by Battery Ventures V, L.P. and Battery Ventures Convergence Fund, L.P. Mr. Lawler is a member of Battery Investment Partners V, L.L.C., but does not share voting and investment power with respect to shares held by Battery Investment Partners V, L.L.C. Mr. Lawler disclaims beneficial ownership of the shares held by these funds.
(4)	Includes 53,886 shares of our common stock issuable to Chancellor V, L.P. upon the conversion of a subordinated convertible Series I promissory note, 25,847 shares of our common stock issuable to Chancellor V, L.P. upon the exercise of a warrant, and 1,438,249 shares of our common stock held by Chancellor V, L.P. Includes 30,795 shares of our common stock issuable to Chancellor V-A, L.P. upon the conversion of a subordinated convertible Series I promissory note, 14,771 shares of our common stock issuable to Chancellor V-A, L.P. upon the exercise of a warrant, and 821,929 shares of our common stock held by Chancellor V-A, L.P. Includes 9,263 shares of our common stock issuable to Citiventure 2000, L.P. upon the conversion of a subordinated convertible Series I promissory note, 4,443 shares of our common stock issuable to Citiventure 2000, L.P. upon the exercise of a warrant, and 247,231 shares of our common stock held by Citiventure 2000, L.P. INVESCO Private Capital Inc., or IPC, is the managing member of the general partner of each of Chancellor V, L.P., Chancellor V-A, L.P., and Citiventure 2000, L.P. and has full voting and dispositive power, exercised through its board of directors, over the shares of our common stock owned on behalf of IPC’s clients. Such voting and dispositive power may be deemed to be shared with IPC Direct Associates V, LLC, the general partner of each of Chancellor V, L.P., Chancellor V-A, L.P., and Citiventure 2000, L.P., and with each such limited partnership itself. IPC may be deemed to share beneficial ownership with IPC Direct Associates V, LLC, the general partner of each of Chancellor V, L.P., Chancellor V-A, L.P., and Citiventure 2000, L.P., and with each such limited partnership itself. IPC and its board of directors disclaim any beneficial ownership interest in these shares and does not own them for its own account except indirectly though its investment in the general partner of each of Chancellor V, L.P. Chancellor V-A, L.P., and Citiventure 2000, L.P. The address of all of these funds is c/o INVESCO, 1166 Avenue of the Americas, New York, New York 10036. INVESCO (and its related funds) has an affiliate that is a broker-dealer, which does not own any of our securities. We have been advised by INVESCO that it purchased our securities in the ordinary course of its business and at the time of such purchase it had no agreements or understandings, directly or indirectly, with any person to distribute such securities other than certain contractual registration rights to include shares in registration statements we file.
(5)

Includes 108,792 shares of our common stock issuable to Telesoft Partners IA, L.P. upon the conversion of a subordinated convertible Series I promissory note, 52,184 shares of our common stock issuable to Telesoft Partners IA, L.P. upon the exercise of a warrant, and 1,713,588 shares of our common stock held by Telesoft Partners IA, L.P. The general partner of TeleSoft Partners IA, L.P. is TeleSoft IA-GP, Inc. Arjun Gupta is the President and Chairman of the Board of Directors of TeleSoft IA-GP, Inc., and holds voting and dispositive power for the shares held by TeleSoft Partners IA, L.P. Mr. Gupta disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Telesoft Partners IA, L.P. is 1450 Fashion Island Blvd., Suite 610, San Mateo, California 94404. If the underwriters over-allotment option is exercised in full, the total shares sold would be 1,874,564, which are all of the shares owned.

(6)	Includes 1,373,939 shares of our common stock issuable upon the exercise of immediately-exercisable options, 886,488 of which shares are fully-vested, and 487,451 of which shares are unvested.
(7)	Includes 150,000 shares of our common stock issuable upon the exercise of immediately-exercisable options, 57,014 of which shares are fully-vested, and 92,986 of which shares are unvested.
(8)	Includes 150,000 shares of our common stock issuable upon the exercise of immediately-exercisable options, 70,417 of which shares are fully-vested, and 79,853 of which shares are unvested.
(9)	Includes 150,000 shares of our common stock issuable upon the exercise of immediately-exercisable options, 56,042 of which shares are fully-vested, and 93,958 of which shares are unvested.
(10)	Includes 106,667 shares of our common stock issuable upon the exercise of immediately-exercisable options, 12,736 of which shares are fully-vested, and 93,931 of which shares are unvested.
(11)	Includes 2,097 shares of our common stock issuable upon the conversion of a immediately-exercisable subordinated convertible Series I promissory note. Mr. Leow is a Senior Vice President of Creative Technology, our largest stockholder.
(12)	Includes 33,333 shares of our common stock issuable upon the exercise of immediately-exercisable options, 11,111 of which shares are fully-vested, and 22,222 of which shares are unvested.
(13)	Includes 33,333 shares of our common stock issuable upon the exercise of immediately-exercisable options, none of which shares are vested.
(14)	Includes 33,333 shares of our common stock issuable upon the exercise of immediately-exercisable options, none of which shares are vested.
(15)	Includes 2,477,605 shares of our common stock issuable upon the exercise of immediately-exercisable options, 1,171,932 of which shares are fully-vested, and 1,305,673 of which shares are unvested.
(16)	Philips Semiconductors, Inc. is an indirect wholly owned subsidiary of Koninklijke Philips Electronics N.V. The Board of Management of Koninklijke Philips Electronics N.V., consisting of Mr. Gerard J. Kleisterlee, Mr. Jan H. M. Hommen, Mr. Gottfried H. Dutine and Mr. Ad Huijser, or two of its members jointly, ultimately holds voting and dispositive power for these shares. Direct power rests with the Board of Directors of Philips Semiconductors, Inc., consisting of Mr. Sies Plokker and Mr. Wilco C. M. Groenhuysen. All such directors disclaim beneficial ownership of these shares except to the extent of their individual pecuniary interest therein. If the underwriters over-allotment option is exercised in full, the shares sold would be 1,025,752, which are all of the shares owned.
(17)	Yasumitsu Shigeta is the Representative Director, Chairman, and CEO of Hikari Tsushin, Inc. and holds voting and dispositive power for these shares. Mr. Shigeta disclaims beneficial ownership of these shares. If the underwriters over-allotment option is exercised in full, the total shares sold would be 488,687, which are all of the shares owned.
(18)	If the underwriters over-allotment option is exercised in full, the total shares sold would be 400,000, which are all of the shares owned. David D. French is the President and Chief Executive Officer of Cirrus Logic, Inc. and holds voting and dispositive power for these shares. Mr. French disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(19)	If the underwriters over-allotment option is exercised in full, the total shares sold would be 110,893. Each of Wang Yi Ho and Lu Chien-An is a Director of Fermat Enterprises Ltd. and holds voting and dispositive power for these shares. Wang Yi Ho and Lu Chien-An disclaim beneficial ownership for these shares except to the extent of their pecuniary interest therein.
(20)	If the underwriters over-allotment option is exercised in full, the total shares sold would be 70,825. Tsu-Chi Wang is Chairman of Silver Age International Limited and holds voting and dispositive power for these shares. Tsu-Chi Wang disclaims beneficial ownership for these shares except to the extent of their pecuniary interest therein.
(21)

If the underwriters over-allotment option is exercised in full, the total shares sold would be 70,749. Chen Lin Chung-yu is Chairman of ALPS International Co., Ltd. and holds voting and dispositive power for these shares. Chen Lin Chung-yu disclaims beneficial ownership for these shares except to the extent of his pecuniary interest therein.
(22)	If the underwriters over-allotment option is exercised in full, the total shares sold would be 13,693.
(23)	Includes 2,097 shares of our common stock issuable upon the conversion of a subordinated convertible Series I promissory note, none of which shares are being sold in this offering. If the underwriters over-allotment option is exercised in full, the total shares sold would be 10,000.
(24)	If the underwriters over-allotment option is exercised in full, the total shares sold would be 13,126.
(25)	Includes 658 shares of our common stock issuable upon the conversion of a subordinated convertible Series I promissory note. If the underwriters over-allotment option is exercised in full, the total shares sold would be 15,751, which are all of the shares owned. The sole general partner of MoFo 2000, L.P. is MoFo Investments, LLC, and the sole member of MoFo Investments, LLC is Morrison & Foerster LLP. Each of John W. Campbell, John F. Delaney, Jordan Eth, Suzanne S. Graeser, Gavin B. Grover, Daniel G. McIntosh, Michael S. Powlen and Richard Scudellari is a member of the Investment Committee, each of whom holds voting and dispositive power for the shares held by MoFo 2000, L.P. Each of Mr. Campbell, Mr. Delaney, Mr. Eth, Ms. Graeser, Mr. Grover, Mr. McIntosh, Mr. Powlen and Mr. Scudellari disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.
(26)	Includes 446 shares of our common stock issuable upon the conversion of a subordinated convertible Series I promissory note, none of which shares are being sold in this offering. If the underwriters over-allotment option is exercised in full, the total shares sold would be 4,027.
(27)	Includes 279 shares of our common stock issuable upon the conversion of a subordinated convertible Series I promissory note. If the underwriters over-allotment option is exercised in full, the total shares sold would be 5,095, which are all of the shares owned.
(28)	If the underwriters over-allotment option is exercised in full, the total shares sold would be 958, which are all of the shares owned.
(29)	If the underwriters over-allotment option is exercised in full, the total shares sold would be 641, which are all of the shares owned.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 170,000,000 shares of common stock and 30,000,000 shares of preferred stock. The relative rights and preferences of our preferred stock may be established from time to time by our board of directors. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of June 30, 2003, there were 26,484,797 shares of common stock outstanding. As of June 30, 2003, we had 139 stockholders of record. As of June 30, 2003, there were also 3,827,460 shares of common stock subject to outstanding options under our stock option plans and 740,295 shares subject to outstanding warrants and a non-plan option. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. Our common stock has no preemptive, conversion or other rights to subscribe for additional securities of SigmaTel. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and all shares of our common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, all outstanding shares of preferred stock will automatically convert into shares of common stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to 30,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock.

Warrants

In June 2000, we issued warrants to purchase 7,444, 1,861 and 1,861 shares of our common stock at an exercise price of $9.00 per share. These warrants expire upon the consummation of this offering.

In March 2001, we issued an option to purchase 518,807 shares of Series I preferred stock at an exercise price of $2.57 per share to our President and Chief Executive Officer, Ronald Edgerton, in connection with the execution of his employment agreement. One half of these shares vested immediately and the other half vest upon the sale of SigmaTel or the closing of this offering. Upon the closing of this offering, that option will automatically convert into an option to acquire 213,541 shares of common stock at an exercise price of $6.24 per share.

In April 2001, we issued warrants to purchase an aggregate of 1,945,527 shares of Series I preferred stock, currently exercisable for 800,779 shares of common stock, to CTI II Limited, Chancellor V, L.P., Chancellor V-A, L.P., Citiventure 2000, L.P., Battery Ventures V, L.P., Battery Investment Partners V, L.L.C.,

Battery Ventures Convergence Fund, L.P., and Telesoft Partners IA, L.P. These warrants will expire upon the consummation of this offering. Subsequently, in August, 2001, March 2002, and June 2002, we issued warrants to purchase an aggregate of 65,000 shares of Series I preferred stock, currently convertible into 26,754 shares of our common stock, to Silicon Valley Bank. These warrants will expire in August 2006 (15,000 shares), March 2007 (15,000 shares), and June 2007 (35,000 shares), respectively.

On April 10, 2001, we sold convertible subordinated promissory notes in the principal amount of $6.4 million in exchange for $5.0 million in cash and cancellation of $1.3 million of existing notes. These notes bear simple interest at the rate of 10.0% per annum, mature on April 10, 2006 and are convertible into shares of our Series I Preferred Stock at a price of $2.57 per share, which Series I Preferred Stock will automatically convert into 0.4166 shares of our common stock upon the closing of this offering.

In May 2002, we issued a warrant to purchase 500,000 shares of our common stock at a per share exercise price of $3.00. This warrant expires on May 16, 2009.

Registration Rights

According to the terms of an amended and restated investors’ rights agreement among us and the following investors: Chancellor V, L.P., Chancellor V-A, L.P., Citiventure 2000, L.P., Battery Ventures V L.P., Battery Ventures Convergence Fund, L.P., Battery Investment Partners V, L.L.C., Telesoft Partners IA, L.P., CTI Limited, CTI II Limited, Hikari Tsushin, Inc., Philips Semiconductor, Cirrus Logic, and various other investors, the holders of approximately 22.2 million shares of common stock, assuming conversion of all outstanding preferred stock and certain options, warrants and convertible notes, are entitled to have their shares registered by us under the Securities Act, under the terms of an agreement between us and the holders of these registrable securities. These registration rights include the following:

•	the holders of at least a majority of the then outstanding registrable securities may require, on two occasions beginning 180 days after the date of this prospectus, that we register their shares for public resale. We are obligated to register these shares if the holders of a majority of such shares request registration and only if such registration covers registrable securities with an anticipated aggregate offering price of at least $5,000,000;

•	any holder or holders of the then outstanding registrable securities may require that we register their shares for public resale on Form S-3 or similar short-form registration, provided we are eligible to use Form S-3 or similar short-form registration. We are obligated to register these shares if the value of the securities to be registered is at least $1,000,000, and only if we have previously effected less than five registrations on Form S-3 pursuant to these registration rights; and

•	if we register any of our shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration.

These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear all of the expenses of all registrations under the investors’ rights agreement, except underwriting discounts and commissions. The investors’ rights agreement also contains our commitment to indemnify the holders of registration rights for certain losses they may incur in connection with registrations under the agreement. Registration of any of the shares of common stock held by security holders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act.

Anti-Takeover Effects

Provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage types of transactions that may involve an actual or threatened change of control of SigmaTel. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of SigmaTel.

Delaware Anti-Takeover Statute.

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	Prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s voting stock.

In addition, upon consummation of this offering, provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

Classified Board of Directors; Removal of Directors

Our board of directors will be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. In addition, only our board of directors is authorized to fill vacant directorships or increase the size of our board. Directors may only be removed for cause by holders of two-thirds of the shares entitled to vote at an election of directors.

Stockholder Action; Special Meeting of Stockholders.

Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors.

Advanced Notice Requirements for Stockholders Proposals and Directors Nominations.

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that corresponds to the date we released the notice of annual meeting to stockholders in connection with the previous year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the tenth day following the day on which the date of the annual meeting is publicly announced. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares.

Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

Stockholder Supermajority Vote Provisions.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation will include supermajority vote provisions that require the affirmative vote of the holders of at least two-thirds of the combined voting power of all then-outstanding shares of our voting capital stock in order to amend our bylaws or to amend the provisions of our certificate of incorporation relating to the classified board of directors and the elimination of action by written consent of stockholders.

Amendment of Bylaws.

Our directors will be expressly authorized to amend our bylaws.

Indemnification.

Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Prior to the closing of this offering, we will enter into indemnification agreements with all of our directors and executive officers. We currently maintain and intend to continue to maintain directors’ and executive officers’ liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties to the fullest extent permitted under Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC and its address is Two North LaSalle Street, Chicago, Illinois 60602.

Nasdaq National Market Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “SGTL.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While substantially all currently outstanding shares are subject to contractual and legal restrictions on resale for 180 days after the date of this prospectus, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of 33,484,797 shares of our common stock, based upon the number of shares outstanding at June 30, 2003 and assuming automatic conversion of all of our outstanding preferred stock, conversion of the principal amount of outstanding convertible promissory notes into 1,022,102 shares of our common stock, no exercise of the underwriters’ over-allotment option, no exercise of outstanding options and warrants other than warrants to acquire an aggregate of 386,898 shares of our common stock that would otherwise terminate upon the completion of this offering and no grant of additional options or warrants. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:

Lock-up Agreements.    All of our directors, officers, option holders, warrant holders and holders of all but 0.3 million shares of our outstanding common stock are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Merrill Lynch & Co. may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

Rule 144.    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 334,848 shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding at June 30, 2003, an aggregate of approximately 16.0 million shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described in the previous sentence, beginning 90 days after the date of this prospectus.

Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares outstanding at June 30, 2003, an aggregate of approximately 7.0 million shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of the prospectus. However, all but 0.3 million of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Rule 701.    In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the date of the prospectus in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144. Based upon the number of shares outstanding as of June 30,

2003, an aggregate of approximately 2.7 million shares of our common stock which are outstanding as of June 30, 2003 and approximately 3.8 million shares of our common stock that may be acquired upon exercise of options outstanding as of June 30, 2003, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the date of the prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, all of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Registration Rights.    After this offering, holders of approximately 19.2 million shares of our common stock are entitled to have their shares registered by us under the Securities Act. See “Description of Capital Stock—Registration Rights.” After any registration of these shares, such shares will be freely tradable, without restriction under the Securities Act.

Stock Plans.    As of June 30, 2003, options to purchase 3,827,460 shares of our common stock were outstanding under our 1995 stock option/stock issuance plan. After this offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 covering shares of common stock reserved for issuance under our 1995 plan, our 2003 stock incentive plan and our employee stock purchase plan. At that point, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and the lock-up agreements with the underwriters referred to above, shares of common stock to be issued upon exercise of outstanding options granted pursuant to our stock incentive plan and shares of common stock issued pursuant to our employee stock purchase plan will be available for immediate resale in the public market.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., CIBC World Markets Corp., and Needham & Company, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
CIBC World Markets Corp.
Needham & Company, Inc.

Total	10,000,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to SigmaTel, Inc.	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The total expenses of the offering, not including the underwriting discount, are estimated at $1.5 million and are payable by us.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to 395,239 additional shares and 1,104,761 additional shares, respectively, at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Quotation on the Nasdaq National Market

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “SGTL.”

Before this offering, there has been no public market for our common stock. The public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our past and present operations, and the prospects for, and timing of, our future revenues;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Austin, Texas. Other legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas. Upon completion of this offering, partners of Gray Cary Ware & Freidenrich LLP will own 7,642 shares of our common stock and an option to acquire 49,074 shares of our common stock which is immediately exercisable and fully vested. In addition, an investment partnership composed of some current and former members of and persons associated with Gray Cary Ware & Freidenrich LLP will beneficially own 9,109 shares of our common stock.

EXPERTS

The financial statements as of December 31, 2001 and 2002 and June 30, 2003 and for each of the three years in the period ended December 31, 2002 and for the six months ended June 30, 2003 included in this prospectus have been so included in reliance on the report of the PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT SIGMATEL

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in the registration statement. For further information about us and the shares of our common stock to be sold in this offering, please refer to this registration statement. Complete exhibits have been filed with our registration statement on Form S-1.

You may read and copy any contract, agreement or other document that we have filed as an exhibit to our registration statement or any other portion of our registration statement or any other information from our filings at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference room. Our filings with the Securities and Exchange Commission, including our registration statement, are also available to you on the Securities and Exchange Commission’s Web site, http://www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and will file with the Securities and Exchange Commission, and furnish to our stockholders, annual reports containing financial statements audited by our independent auditors, quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, proxy statements and other information.

You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission.

SigmaTel, Inc.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

of SigmaTel, Inc.

The reverse stock split transaction described in Note 1 to the financial statements has not been consummated at September 10, 2003. When this has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of SigmaTel, Inc. at December 31, 2001 and 2002 and June 30, 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 and for the six months ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

PricewaterhouseCoopers LLP

Austin, Texas

August 1, 2003, except for

Note 1, as to which the date

is                         , 2003

SigmaTel, Inc.

Balance Sheets

(in thousands, except share data)

	December 31,		June 30, 2003	Pro forma June 30, 2003
ASSETS	2001	2002
Current assets:				(unaudited)
Cash and cash equivalents	$6,308	$2,859	$5,092
Restricted short-term investments	130	130	130
Accounts receivable, net	3,522	4,839	11,433
Inventories, net	4,146	5,740	7,738
Prepaid expenses and other assets	764	575	610

Total current assets	14,870	14,143	25,003
Restricted long-term investments	130	—	—
Property, equipment and software, net	5,211	4,152	3,607
Other assets	248	234	288

Total assets	$20,459	$18,529	$28,898

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$4,801	$5,285	$5,989
Accrued payroll	184	253	428
Other accrued expenses	235	667	1,540
Deferred revenue	478	459	3,103
Current portion of capital lease obligations	169	17	62
Revolving line of credit	—	8,512	—
Current portion of long-term debt	—	—	1,665

Total current liabilities	5,867	15,193	12,787
Revolving line of credit	4,800	—	—
Convertible notes payable	6,766	7,419	7,743
Capital lease obligations, net of current portion	36	18	98
Long term debt, net of current portion	—	—	2,917
Other liabilities	110	123	119

Total liabilities	17,579	22,753	23,664

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock; $0.01 par value; 30,000,000 shares authorized; shares issued and outstanding: 14,864,783 in 2001, 14,864,783 in 2002, 22,022,367 in 2003 and none pro forma; liquidation value: $41,337, $41,337 and $53,648, respectively	40,445	40,761	49,016

Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 170,000,000 shares authorized; shares issued and outstanding: 6,597,898 and 5,861,354 in 2001, 5,990,628 and 5,900,672 in 2002, 5,987,961 and 5,898,005 in 2003 and 25,165,753 and 25,075,797 pro forma, respectively	1	1	1	$3
Additional paid-in capital	10,237	9,181	14,415	63,429
Notes receivable from stockholders	(278)	(289)	(195)	(195)
Deferred stock-based compensation	(108)	(50)	(4,325)	(4,325)
Treasury stock, 736,544, 89,956, 89,956 and 89,956 common shares at 2001, 2002 and 2003 and pro forma, respectively, at cost	(2,609)	(741)	(741)	(741)
Accumulated deficit	(44,808)	(53,087)	(52,937)	(52,937)

Total stockholders’ equity (deficit)	(37,565)	(44,985)	(43,782)	$5,234

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$20,459	$18,529	$28,898

The accompanying notes are an integral part of these financial statements.

SigmaTel, Inc.

Statements of Operations

(in thousands, except share data)

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Revenues, net	$47,430	$24,380	$30,917	$9,142	$32,548
Cost of goods sold(1)	39,029	23,688	19,630	7,387	18,208

Gross profit	8,401	692	11,287	1,755	14,340

Operating expenses:
Research and development(1)	15,201	13,678	11,927	5,787	7,816
Selling, general and administrative(1)	13,788	6,572	4,969	2,313	4,255
Amortization of deferred stock-based compensation	189	95	29	14	1,128
Litigation settlements (Note 11)	3,000	(3,000)	—	—	—
Loss (gain) on disposal of property, equipment and software	(833)	(10)	11	—	—

Total operating expenses	31,345	17,335	16,936	8,114	13,199

Operating income (loss)	(22,944)	(16,643)	(5,649)	(6,359)	1,141
Other income (expense):
Interest income	617	166	42	23	22
Interest expense	(382)	(1,900)	(2,672)	(1,216)	(1,005)

Income (loss) before income taxes	(22,709)	(18,377)	(8,279)	(7,552)	158
Income taxes	—	—	—	—	8

Net income (loss)	(22,709)	(18,377)	(8,279)	(7,552)	150
Deemed dividends on preferred stock	(312)	(316)	(316)	(158)	(8,255)

Net loss attributable to common stockholders	$(23,021)	$(18,693)	$(8,595)	$(7,710)	$(8,105)

Basic and diluted net loss attributable to common stockholders per share	$(5.21)	$(3.34)	$(1.47)	$(1.33)	$(1.39)
Basic and diluted weighted-average number of shares used in per share calculations	4,414,522	5,597,511	5,836,026	5,802,649	5,849,838
Basic and diluted proforma net loss attributable to common stockholders per share (unaudited) (Note 2)			$(0.57)		$(0.35)
Basic and diluted weighted-average number of shares used in pro forma per common share calculation (unaudited) (Note 2)			15,059,636		23,209,966

(1)	Amounts exclude amortization of deferred stock-based compensations as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Cost of goods sold	$—	$—	$—	$—	$42
Research and development	189	95	29	14	659
Selling, general and administrative	—	—	—	—	427

Total	$189	$95	$29	$14	$1,128

The accompanying notes are an integral part of these financial statements.

SigmaTel, Inc.

Statements of Changes In Stockholders’ Deficit

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Deferred Stock-Based Compensation	Treasury Stock	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance, December 31, 1999	5,538,419	$1	$2,423	$(855)	$(28)	$(226)	$(3,722)	$(2,407)
Issuance of common stock upon exercise of warrants	50,000	—	30	—	—	—	—	30
Issuance of common stock upon exercise of options	1,590,267	—	2,556	(2,442)	—	—	—	114
Repurchase of 122,522 shares of common stock	—	—	—	83	—	(611)	—	(528)
Deferred stock-based compensation	—	—	337	—	(337)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	189	—	—	189
Retirement of treasury stock	(1,283,333)	—	(226)	—	—	226	—	—
Interest on notes receivable	—	—	—	(103)	—	—	—	(103)
Payment of notes receivable	—	—	—	874	—	—	—	874
Issuance of common stock in settlement of litigation (Note 11)	400,000	—	3,000	—	—	—	—	3,000
Deemed dividends on redeemable convertible preferred stock	—	—	(312)	—	—	—	—	(312)
Net loss	—	—	—	—	—	—	(22,709)	(22,709)

Balance, December 31, 2000	6,295,353	1	7,808	(2,443)	(176)	(611)	(26,431)	(21,852)
Issuance of common stock upon exercise of options	446,667	—	15	—	—	—	—	15
Repurchase of 758,144 shares of common stock	—	—	—	2,085	—	(2,138)	—	(53)
Deferred stock-based compensation	—	—	27	—	(27)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	95	—	—	95
Warrants issued in connection with financing	—	—	2,843	—	—	—	—	2,843
Retirement of treasury stock	(144,122)	—	(140)	—	—	140	—	—
Interest on amounts receivable from stockholders	—	—	—	(41)	—	—	—	(41)
Payment of amounts receivable from stockholders. .	—	—	—	121	—	—	—	121
Deemed dividends on redeemable convertible preferred stock	—	—	(316)	—	—	—	—	(316)
Net loss	—	—	—	—	—	—	(18,377)	(18,377)

Balance, December 31, 2001	6,597,898	1	10,237	(278)	(108)	(2,609)	(44,808)	(37,565)
Issuance of common stock upon exercise of options	7,419	—	13	—	—	—	—	13
Repurchase of 1,433 shares of common stock	—	—	—	—	—	(1)	—	(1)
Deferred stock-based compensation	—	—	(29)	—	29	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	29	—	—	29
Warrants issued to a customer	—	—	973	—	—	—	—	973
Issuance of common stock for software licenses	33,333	—	100	—	—	—	—	100
Warrants issued in connection with financing	—	—	72	—	—	—	—	72
Retirement of treasury stock	(648,022)	—	(1,869)	—	—	1,869	—	—
Interest on amounts receivable from stockholder	—	—	—	(15)	—	—	—	(15)
Payment of amounts receivable from stockholder	—	—	—	4	—	—	—	4
Deemed dividends on redeemable convertible preferred stock	—	—	(316)	—	—	—	—	(316)
Net loss	—	—	—	—	—	—	(8,279)	(8,279)

Balance, December 31, 2002	5,990,628	1	9,181	(289)	(50)	(741)	(53,087)	(44,985)
Payment of amounts receivable from stockholder	—	—	—	98	—	—	—	98
Interest on amounts receivable from stockholder	—	—	—	(8)	—	—	—	(8)
Repurchase and cancellation of 2,667 shares of common stock	(2,667)	—	(4)	4	—	—	—	—
Deferred stock-based compensation	—	—	5,403	—	(5,403)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,128	—	—	1,128
Deemed dividends on redeemable convertible preferred stock	—	—	(165)	—	—	—	—	(165)
Net income	—	—	—	—	—	—	150	150

Balance, June 30, 2003	5,987,961	$1	$14,415	$(195)	$(4,325)	$(741)	$(52,937)	$(43,782)

The accompanying notes are an integral part of these financial statements.

SigmaTel, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(22,709)	$(18,377)	$(8,279)	$(7,552)	$150
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,156	2,826	2,593	1,288	2,104
Loss (gain) on sale of assets	(833)	(10)	11	—	—
Amortization of deferred stock-based compensation	189	95	29	14	1,128
Other non-cash expenses	3,243	3,554	3,081	2,021	730
Changes in assets and liabilities:
Accounts receivable, net	(3,002)	6,105	(1,317)	487	(6,537)
Inventories, net	(9,467)	6,466	(1,594)	1,233	(1,998)
Prepaid expenses and other assets	3,077	584	315	(22)	(275)
Accounts payable	2,059	(6,604)	484	(1,232)	704
Accrued expenses	(1,417)	(904)	429	74	1,135
Deferred revenue and other	110	(38)	66	(18)	2,579

Net cash used in operating activities	(26,594)	(6,303)	(4,182)	(3,707)	(280)

Cash flows from investing activities:
Proceeds from maturities of restricted investments	3,000	490	130	—	—
Proceeds from sales of assets	907	552	—	—	—
Purchases of property, equipment and software	(5,783)	(771)	(1,675)	(476)	(1,460)

Net cash provided by (used in) investing activities	(1,876)	271	(1,545)	(476)	(1,460)

Cash flows from financing activities:
Proceeds from long-term debt	2,200	5,039	—	—	5,150
Proceeds (repayments) under revolving line of credit, net	—	6,597	2,920	552	(8,923)
Repayments of long-term debt	(2,313)	(2,223)	(618)	—	(417)
Payment of capital lease obligations	(112)	(131)	(40)	(31)	(25)
Proceeds from issuance of convertible preferred stock, net of issuance costs	23,965	—	—	—	8,090
Proceeds from amounts receivable from stockholders	874	121	4	4	98
Proceeds from issuance of common stock	144	15	13	9	—
Purchase of treasury stock	(528)	(53)	(1)	—	—

Net cash provided by financing activities	24,230	9,365	2,278	534	3,973

Net increase (decrease) in cash and cash equivalents	(4,240)	3,333	(3,449)	(3,649)	2,233
Cash and cash equivalents, beginning of period	7,215	2,975	6,308	6,308	2,859

Cash and cash equivalents, end of period	$2,975	$6,308	$2,859	$2,659	$5,092

The accompanying notes are an integral part of these financial statements.

SigmaTel, Inc.

Notes to Financial Statements

1.    Organization and Liquidity

SigmaTel, Inc. (the “Company” or “SigmaTel”) was incorporated on December 28, 1993. The Company is a fabless designer of analog-intensive mixed-signal integrated circuits headquartered in Austin, Texas.

Effective January 3, 2000, the Board of Directors authorized a two-for-one split of the Company’s common stock. In accordance with the Company’s amended and restated articles of incorporation as of January 5, 2000, the Company changed the par value per share of its common stock from $0.01 to $0.005. All share information included in the accompanying financial statements and notes thereto have been retroactively adjusted to reflect the stock split and the change in par value of common stock.

In July 2003, the Company’s stockholders approved an assumed one-for-three reverse stock split of the Company’s outstanding common stock. The Company expects the reverse stock split to be effective prior to the completion of this offering. All share and per share amounts have been retroactively restated in the accompanying financial statements and notes for all periods presented to reflect the reverse stock split.

Since its inception, the Company has financed its operations through sales of equity securities, borrowings and cash flows from operations. The Company believes that the $8.1 million of financing raised in February and March 2003 (Note 7), together with existing cash balances and its credit facility, will be sufficient to meet operating requirements for the next twelve months, although the Company could be required, or could elect, to seek additional funding during the year. Future financing requirements will depend on many factors, including the rate of sales growth, market acceptance of its products, as well as the timing and extent of research and development projects. There can be no assurances that additional equity or debt financing, if required, will be available on acceptable terms to the Company.

SigmaTel, Inc. was incorporated in Texas in 1993 and changed its state of incorporation to Delaware in August 2003 by merging into a wholly owned subsidiary. As a result of the merger, that subsidiary succeeded to all rights and obligations of the Texas corporation, and the Texas corporation ceased to exist. Prior to the merger, the Delaware subsidiary conducted no operations and had no assets or liabilities other than $1,000 of cash contributed to it by the Texas corporation. As a result of the reincorporation, the Company is authorized to issue 170,000,000 shares of $0.0001 par value Common Stock and 30,000,000 shares of $0.01 par value Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The par value of the Preferred Stock and shares of Common Stock and Preferred Stock authorized in the balance sheets at June 30, 2003 and December 31, 2002 and 2001 and in the statements of stockholders’ deficit for each of the three years ended December 31, 2002 ,2001 and 2000 and the six months ended June 30, 2003 have been retroactively adjusted to reflect the reincorporation.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Interim results

The accompanying statements of operations and cash flows for the six-month period ended June 30, 2002 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

normal recurring adjustments, necessary to present fairly the Company’s results of operations and cash flows for the six-month period ended June 30, 2002. The financial data and other information disclosed in these notes to the financial statements related to the six month period ended June 30, 2002 are unaudited. The results for the six-month period ended June 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Pro Forma Stockholders’ Equity Information (unaudited)

Immediately prior to the effective date of an initial public offering (“IPO”), the Company’s outstanding redeemable convertible preferred stock will automatically convert into 19,177,792 shares of common stock. The pro forma effects of this transaction are unaudited and have been reflected in the accompanying Pro Forma Stockholders’ Equity as of June 30, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate carrying values due to their short maturities. The fair value of the Company’s debt instruments approximates their carrying values based on rates currently available to the Company.

Risks and Uncertainties and Concentrations of Credit Risk

The Company’s operating results are significantly dependent on its ability to market and develop products. The inability of the Company to successfully develop and market its products as a result of competition or other factors would have a material adverse affect on the Company’s business, financial condition and results of operations.

The majority of the Company’s products are currently manufactured by three companies in Asia. The Company does not have long-term agreements with any of these suppliers. A manufacturing disruption experienced by one or more of these manufacturing entities would impact the production of the Company’s products for a substantial period of time which could have a material adverse effect on its business, financial condition and results of operations. The Company’s customers are mainly in Asia, the United States of America and Europe.

	Customers That Accounted For Greater Than 10% of Accounts Receivable, net			Customers That Accounted For Greater Than 10% of Revenues, net
	December 31,		June 30,	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2000	2001	2002	2002	2003
							(unaudited)
Customer A (an affiliate)	56%	23%	—	38%	37%	21%	42%	—
Customer B	27%	21%	28%	13%	28%	35%	32%	38%
Customer C	—	—	—	28%	14%	—	—	—
Customer D	—	21%	25%	—	—	—	—	11%

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company is exposed to credit risk in the event of default by the financial institutions and issuers of the investments. The Company maintains cash and cash equivalent balances in highly rated financial institutions and has not experienced any material losses relating to any cash or cash equivalents.

Restricted Investments

The Company had a $0.1 million certificate of deposit at December 31, 2001 and 2002 and June 30, 2003 used to back letters of credit relating to its office space lease agreement. The certificate will mature in December 2003.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values.

Property, Equipment and Software

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Amortization of assets under capital leases is included in depreciation and is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Purchased software is capitalized and stated at cost and depreciated using the straight-line method over the estimated useful life of the software.

Upon disposal of assets, related accumulated depreciation is removed from the accounts and the related gain or loss is included in operations. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-lived Assets

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Patents

The Company capitalizes third party costs associated with patent registration. Capitalized patent costs are amortized over the estimated useful life of three years and are included in other assets in the balance sheets. Capitalized costs, net of accumulated amortization, associated with the Company’s patents were zero, zero and $0.2 million at December 31, 2001 and 2002 and June 30, 2003.

Treasury Stock

The Company has repurchased shares of its common stock which have been held as treasury stock. The Company accounts for treasury stock under the cost method. Upon the retirement of treasury stock shares, the par value and any related additional paid-in capital are removed from the accounts.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

Revenues from product sales are recognized upon shipment, provided title is transferred, prices are fixed, and collection is deemed probable. Revenues primarily consist of product sales to distributors. Revenues and related costs of goods sold on sales to distributors with rights of return and price protection on products unsold are deferred and subsequently recognized upon sell-through to their end customer.

Sales Returns and Product Warranty

The Company may provide replacements for products which its customers purchased and which have been authorized for return. Warranty returns have been infrequent, and relate to defective or off-specification parts. The Company records an allowance for sales returns, based on evaluations of returns experience and revenues, to provide for the anticipated costs associated with product returns. To date, the Company has not experienced significant costs associated with warranty returns.

Shipping and Handling Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by its customers are recorded as revenue in the statement of operations. Shipping and handling costs are charged to cost of goods sold as incurred.

Accounting for Stock-Based Compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation No. 44, Emerging Issues Task Force Issue (“EITF”) No. 00-23, and related interpretations. The Company accounts for equity awards issued to non-employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and EITF No. 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services and related interpretations. The following table illustrates the effect on net loss as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except share data):

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net loss attributable to common stockholders, as reported	$(23,021)	$(18,693)	$(8,595)	$(7,710)	$(8,105)
Stock-based employee compensation	5	6	4	2	969
Deduct: Stock-based employee compensation expense determined under the fair value based method for all employee awards	(71)	(837)	(931)	(465)	(955)

Proforma net loss attributable to common stockholders	$(23,087)	$(19,524)	$(9,522)	$(8,173)	$(8,119)

Pro forma basic and diluted net loss attributable to common stockholders per share	$(5.23)	$(3.48)	$(1.63)	$(1.41)	$(1.39)

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

Research and Development

Costs for research and development of the Company’s products are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Total advertising and promotional expenses were approximately $0.1 million, $0.1 million and $0.3 million for the years ended December 31, 2000, 2001 and 2002, respectively, and $0.1 million for the six months ended June 30, 2003.

Comprehensive Income

Comprehensive income includes all changes in stockholders’ deficit during a period from non-owner sources. For the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003, there were no differences between the Company’s net income (loss) and its comprehensive income (loss).

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share is computed giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase and redeemable convertible preferred stock.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share follows (in thousands, except share data):

	Year Ended December 31,			Six Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Numerator:
Net loss attributable to common stockholders	$(23,021)	$(18,693)	$(8,595)	$(7,710)	$(8,105)

Denominator:
Weighted-average common stock outstanding	5,613,073	6,064,154	5,886,097	5,870,618	5,899,338
Less: weighted-average shares subject to repurchase	(1,198,551)	(466,643)	(50,071)	(67,969)	(49,500)

Weighted-average shares used in computing basic net loss per share	4,414,522	5,597,511	5,836,026	5,802,649	5,849,838
Dilutive potential common shares used in computing diluted net loss per share	—	—	—	—	—

Total weighted-average number of shares used in computing diluted net loss per share	4,414,522	5,597,511	5,836,026	5,802,649	5,849,838

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

The following outstanding options, common stock subject to repurchase, redeemable convertible preferred stock and warrants were excluded from the computation of diluted net loss per share as they had an antidilutive effect:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Options to purchase common stock	823,367	1,617,008	2,081,375	2,022,708	3,827,460
Common stock subject to repurchase	1,198,551	466,643	50,071	67,969	49,500
Redeemable convertible preferred stock	9,209,297	9,253,257	9,230,761	9,223,606	19,177,792
Warrants	11,167	1,031,661	1,552,244	1,552,244	1,552,244

Included in the calculation of net loss attributable to common stockholders are deemed dividends of $0.3 million, $0.3 million, $0.3 million, $0.2 million and $8.3 million for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003, respectively, related to the issuance of the Company’s Series F, H and J Preferred Stock.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit and Disposal Activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 was effective for exit or disposal activities initiated after December 31, 2002 and the adoption of SFAS No. 146 did not have a material impact on the Company’s financial position, results of operations or cash flows.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued by the Company before December 31, 2002. The Company adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and have been adopted by the Company, which has elected to continue to account for employee stock options under APB No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or cash flows.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

In November 2002, the EITF reached a consensus on No. Issue 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect the adoption of EITF Issue No. 00-21 to have a material impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect adoption of FIN 46 to have a material impact on its financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity or temporary equity. SFAS No. 150 becomes effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The Company does not expect the adoption of SFAS No. 150 to have a material effect on its financial position, results of operations or cash flows.

3.    Inventories

Inventories consist of the following (in thousands):

	December 31,		June 30,
	2001	2002	2003
Work in process	$2,478	$2,329	$3,218
Finished goods	1,668	3,411	4,520

	$4,146	$5,740	$7,738

At December 31, 2001 and 2002 and June 30, 2003, the Company’s reserve for slow-moving and obsolete inventory was approximately $0.6 million, $0.3 million and $0.5 million, respectively.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

4.    Property, Equipment and Software

Property, equipment and software is comprised of the following (in thousands):

	Estimated Useful Lives in Years	December 31,		June 30,
		2001	2002	2003
Computers and equipment	2-3	$4,238	$4,979	$4,342
Furniture and fixtures	5	1,620	1,380	1,470
Purchased software	3	4,732	5,578	5,663

		10,590	11,937	11,475
Less—accumulated depreciation and amortization		(5,379)	(7,785)	(7,868)

		$5,211	$4,152	$3,607

At December 31, 2001 and 2002 and June 30, 2003, property, equipment and software under capital leases consist of equipment and furniture and fixtures of approximately $0.5 million, $0.2 million and $0.2 million respectively. Accumulated amortization for equipment and furniture and fixtures under capital leases totaled approximately $0.2 million, $0.1 million and $0.1 million as of December 31, 2001 and 2002 and June 30, 2003, respectively.

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003 was approximately $2.2 million, $2.8 million, $2.6 million and $2.1 million, respectively.

5.    Line of Credit

On May 8, 2000, the Company entered into a one-year credit agreement (the “Credit Agreement”) with a bank that allowed for a revolving line of credit with borrowings of up to $6.5 million. On April 9, 2001, the Credit Agreement was amended to increase the maximum borrowing amount to $8.0 million and to extend the maturity date of the revolving line of credit to April 8, 2003. During 2001, certain investors of the Company guaranteed the Company’s line of credit up to $5.0 million. In consideration for the guarantee, the Company issued warrants to purchase 1,945,527 shares of Series I Preferred Stock at an exercise price of $2.57 per share to investors. These warrants were valued at approximately $2.8 million using the Black-Scholes option pricing model (Note 8), and are amortized as interest expense over the term of the Credit Agreement.

On March 13 and June 28, 2002, the Credit Agreement was amended to (i) increase the maximum borrowing amount under the revolving line of credit up to $10.0 million and (ii) modify the tangible net worth and the minimum liquidity financial covenants. Borrowings under the Credit Agreement are collateralized by substantially all of the assets of the Company. Under the terms of the agreement, the Company is prohibited from declaring or paying dividends. The Company was in compliance with all financial and non-financial covenants as of December 31, 2001 and 2002 and March 31, 2003. In consideration for modifications to the Credit Agreement, the Company issued warrants to purchase 15,000 and 35,000 shares of Series I Preferred Stock at an exercise price of $2.57. The warrants have been valued at approximately $0.1 million using the Black-Scholes option pricing model (Note 8), and are being amortized as interest expense over the term of the Credit Agreement.

On March 4, 2003, the Credit Agreement was amended to (i) decrease the maximum borrowing amount under the revolving line of credit to $8.0 million, (ii) modify the tangible net worth and the minimum liquidity

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

financial covenants, (iii) extend the maturity date of the revolving line of credit to March 1, 2005 and (iv) lowered the interest rate from 175 basis points above the Bank’s Prime Rate to 100 basis points above the Bank’s Prime Rate. Borrowings under the Credit Agreement are collateralized by substantially all of the assets of the Company. Under the terms of the agreements, the Company is prohibited from declaring or paying dividends. The Company was in compliance with all financial (i.e., quick ratio and tangible net worth) and non-financial covenants as of December 31, 2002 and 2001 and as of June 30, 2003. As of June 30, 2003, the interest rate charge on borrowings under the Credit Agreement was 100 basis points above the Bank’s Prime Rate, or 5.25%. As of June 30, 2003, $6.9 million was available under the revolving line of credit.

6.    Long-Term Debt

On March 2, 1998, the Company issued a $1.0 million convertible note (the “Note”), bearing interest at a rate of 8% per annum payable on demand after March 31, 2001. In connection with the Note, the Company issued a warrant to purchase up to 223,000 shares of Series B Preferred Stock at an exercise price of $2.25 per share. The fair value of the warrant amounted to approximately $0.2 million resulting in a discount to the Note. The Note and warrant were cancelled in April 2001 in connection with the issuance of new convertible subordinated promissory notes.

On April 10, 2001, the Company sold to current shareholders convertible subordinated promissory notes (the “Convertible Notes”) in the aggregate principal amount of $6.4 million. The Convertible Notes were issued in exchange for $5.0 million in cash and the cancellation of the Note. The balance of the Note at the cancellation date was $1.3 million. The Convertible Notes bear simple interest at the rate of 10% per annum, mature on April 10, 2006 and are convertible, at the option of the holder, into shares of the Company’s Series I Preferred Stock at the conversion rate of $2.57 per share. The Convertible Notes totaled $6.8 million, $7.4 million and $7.7 million at December 31, 2001 and 2002 and June 30, 2003, respectively.

In connection with the Credit Agreement amendment on March 4, 2003, the Company entered into a three-year $5.0 million term loan with the bank. The note is payable in monthly installments and bears a fixed annual interest rate of 6%. The note balance totaled zero, zero and $4.6 million December 31, 2001 and 2002 and June 30, 2003, respectively. Borrowings under the Credit Agreement are collateralized by substantially all of the assets of the Company. Under the terms of the agreement, the Company is prohibited from declaring or paying dividends. The Company was in compliance with all financial and non-financial covenants as of June 30, 2003.

Scheduled maturities of long-term debt were as follows as of June 30, 2003 (in thousands):

Six months ending December 31,
2003	$833

Year ending December 31,
2004	1,665
2005	1,665
2006	8,162
2007	—
Thereafter	—

$12,325

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

7.    Convertible Preferred Stock

Following is a summary of convertible Preferred Stock as designated by the Company (in thousands, except share data):

	Date Designated	Number of Shares Authorized	Shares Issued and Outstanding	Total Proceeds	Carrying Amount			Liquidation Value at December 31, 2002	Liquidation Value at June 30, 2003
					December 31,		June 30, 2003
Series					2001	2002
Series A	July 1997	1,170,601	1,170,601	$1,721	$1,695	$1,695	$1,695	$1,721	$1,721
Series C	August 1998	304,878	304,878	1,000	984	984	984	1,000	1,000
Series E	January 1999	661,730	661,730	1,203	1,203	1,203	1,203	1,203	1,203
Series F	August 1999	8,303,631	6,919,692	12,580	11,756	12,065	12,219	12,580	12,580
Series G	September 1999	755,250	755,250	833	833	833	833	833	833
Series H	August 2000	5,052,632	5,052,632	24,000	23,974	23,981	23,985	24,000	24,000
Series I	April 2001	5,012,576	—	—	—	—	—	—	—
Series J	February 2003	7,157,584	7,157,584	8,191	—	—	8,097	—	12,311
Undesignated		1,581,118	—	—	—	—	—	—	—

		30,000,000	22,022,367	$49,528	$40,445	$40,761	$49,016	$41,337	$53,648

The carrying value of the Preferred Stock represents the proceeds from the sale of the stock net of issuance costs of approximately $1.7 million. Issuance costs are accreted from the date of issuance through the earliest redemption date and recorded as deemed dividends.

In February 2003, the Company issued 7,157,584 shares of Series J Preferred Stock to existing investors at $1.14 per share resulting in total proceeds to the Company of approximately $8.2 million. In connection with the issuance of the Series J Preferred Stock, the Company recognized a deemed dividend of $8.1 million, representing the difference between the conversion price of the Series J Preferred Stock and the deemed fair value of the Company’s common stock at issuance. The Series J Preferred Stock is immediately convertible into common stock.

In February 2003, the Company amended its articles of incorporation to eliminate its Series B Preferred Stock.

The Series A, C, E, F, G, H, I and J Preferred Stock have the following characteristics:

Voting

Each share of common stock entitles its holder to one vote. The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible at the time of such vote. Holders of the various series of Preferred Stock also have the right to vote as a class on various matters specified in the Company’s articles of incorporation.

Dividends

The holders of Preferred Stock are entitled to receive, when and as declared by the board of directors and out of funds legally available, non-cumulative dividends at a rate per share based upon a percent of the issue price as declared by the board of directors. These dividends will be paid pro rata with the dividends to holders of common stock. As of June 30, 2003, no dividends have been declared or paid.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A, C, E, F, G, H, I and J Preferred Stock shall receive for each share an amount equal to the sum of $1.47, $3.28, $1.818, $1.818, $1.1025, $4.75, $7.71 and $1.72 per share of Series A, C, E, F, G, H, I and J Preferred Stock, respectively, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. The preference rights of the holders of Series C and E Preferred Stock shall be subordinate to the liquidation preference rights of the holders of Series A, F, G, H, I and J Preferred Stock. All other series of Preferred Stock shall be subordinate to the liquidation preference rights of the holders of Series J Preferred Stock. A liquidation, dissolution or winding up of the Company is deemed to include the acquisition of the Company by another entity by means of any transaction or series of related transactions in which the stockholders of the Company immediately prior to such event do not own a majority of the outstanding shares of the surviving Company.

Conversion

Each share of Preferred Stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective Preferred Stock issue price by the conversion price in effect at the time of conversion. The conversion price of Series A, C, E, F, G, H, I and J Preferred Stock is $1.1025, $1.9136, $2.0463, $2.0463, $1.5127, $6.2439, $6.2439 and $1.3732 respectively, and is subject to adjustment in accordance with antidilution provisions contained in the Company’s articles of incorporation. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price exceeds $7.50 per share (Series A, C, E, G and J), $15.00 per share (Series F), and $22.50 per share (Series H and I) (in each case, adjusted to reflect subsequent stock dividends, stock split or recapitalization) and the aggregate proceeds raised exceed $7.5 million (Series A, C, E and G), $20.0 million (Series F, H and I) or $50.0 million (Series J). As of June 30, 2003, the Company has reserved 21,240,968 shares of common stock for issuance upon conversion of the convertible Preferred Stock.

On July 1, 2003, the Board of Directors and stockholders approved an amendment to the Company’s articles of incorporation to change the automatic conversion provisions for the Series F, H and I Preferred Stock to an offering price that exceeds $7.50 per share and aggregate proceeds raised that exceed $50 million.

Redemption

At any time after August 6, 2004 (in the case of Series F Preferred Stock), August 15, 2005 (in the case of Series H Preferred Stock), April 19, 2006 (in the case of Series I Preferred Stock) and February 21, 2008 (in the case of Series J Preferred Stock), the Company may be required to redeem all of the outstanding shares of Series F, H, I, or J, as applicable, upon the written request of the holders of a majority of the Series F Preferred Stock or two thirds of the shares of Series H, I and J Preferred Stock. The redemption price will be the greater of (i) the issuance price of $1.818 per share for Series F Preferred Stock, $4.75 per share for Series H Preferred Stock, $2.57 per share for Series I Preferred Stock and $1.1444 per share for Series J Preferred Stock, plus any declared and unpaid dividends thereon or (ii), the fair market value per share as determined by the board of directors. The redemption amount shall be paid in two equal annual installments.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

8.    Warrants

The Company has issued warrants for common and preferred stock. Warrants outstanding as of June 30, 2003, adjusted for the anti-dilutive effects of the Series J Preferred Stock issuance in February 2003, consist of the following (in thousands, except share data):

Description	Date	Number of Common Stock Equivalents	Fair Value of Warrants	Amortization Term	Exercise Price Per share	Exercise Term
Common stock warrants issued to third parties in connection with a facility lease	June 2000	11,167	$63	6 Years	$9.00	Ten Years

Series I Preferred stock warrants issued to a bank in connection with modifications to revolving line of credit	August 2001	6,174	23	5 Years	6.24	5 Years

Series I Preferred stock warrants issued to investors and a bank in connection with modifications to the revolving line of credit and related investor guarantees	April 2001	800,782	2,820	2 Years	6.24	5 Years

Series I Preferred stock warrants issued to a bank in connection with modifications to revolving line of credit	March 2002	6,174	22	5 Years	6.24	5 Years

Common stock warrants issued to an unaffiliated customer in connection with an exclusive supply agreement	May 2002	500,000	973	Immediate	3.00	4 Years

Series I Preferred stock warrants issued to a bank in connection with modifications to revolving line of credit	June 2002	14,406	50	5 Years	6.24	5 Years

The fair value of the common stock warrants issued to an unaffiliated customer as consideration for an exclusive supply arrangement is reflected as a reduction of revenue in the accompanying statement of operations for the year ended December 31, 2002.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2000	2001	2002
Risk-free interest rate	5.50%	5.25%	5.15%
Expected lives	5 years	5 years	5 – 7 years
Dividend yield	0%	0%	0%
Expected volatility	60%	60%	60%

9.    Stock Option Plan

As of June 30, 2003, the Company had authorized 7,105,667 shares of common stock for issuance under the Company’s 1995 Stock Option/Stock Issuance Plan (the “Plan”). Under the Plan, incentive stock options may

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

be granted to employees and non-statutory stock options may be granted to non-employees, directors or consultants at prices not lower than 100% of the fair market value of the Company’s common stock at the date of grant as determined by the board of directors, except for individuals owning more than 10% of the shares of the Company. Any 10% shareholder must be granted options to purchase the Company’s common stock at an exercise price no lower than 110% of the fair market value of the Company’s common stock at the date of grant as determined by the board of directors. Generally, options vest either (i) at the rate of 20% per year over five years, or (ii) over a four year period (25% at end of the first year from date of grant, and 1/36 of remaining shares per month over next 36 months) and are exercisable for a period of ten years from the date of grant.

The Company recorded $5.4 million of deferred stock-based compensation during the six months ended June 30, 2003, related to the issuance of stock options below fair value at the date of grant. Such amount is included as a reduction of stockholders’ deficit and is being amortized over the vesting period of each award in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25. The Company recorded $1.1 million of related stock-based compensation for the six months ended June 30, 2003.

In connection with the resignation of a member of the Board of Directors in June 2003, the Company accelerated the vesting of an option to purchase approximately 16,000 shares of common stock and recorded a charge of $0.1 million.

As of June 30, 2003, the Company had promissory notes from non-officer employees totaling $0.2 million relating to the exercise of stock options by those employees. These promissory notes were issued during the year ended December 31, 2000 with an interest rate between 6.45% and 6.60% and maturity dates between March 2005 and July 2005. Interest is accrued monthly, and principal and interest are payable bi-weekly through payroll deduction.

In February 2003, the Board of Directors approved an increase of 1,641,667 shares available for issuance under the Plan.

Option activity under the Plan is as follows:

	Options Outstanding
	Available for Grant	Shares	Exercise Price	Weighted average exercise price
Outstanding—December 31, 1999	233,200	1,884,800	$0.03–$1.35	$0.66
Options authorized	666,667	—	—
Options granted	(544,667)	544,667	2.25–12.00	5.58
Options exercised	—	(1,590,267)	0.03–12.00	1.62
Options forfeited	15,833	(15,833)	2.10–12.00	5.01

Outstanding—December 31, 2000	371,033	823,367	0.03–12.00	2.04
Options authorized	1,310,789	—	—	—
Options granted	(1,556,708)	1,556,708	3.00–7.50	3.87
Options exercised	—	(446,667)	0.03–0.12	0.03
Options forfeited	316,400	(316,400)	0.03–12.00	6.33

Outstanding—December 31, 2001	441,514	1,617,008	0.12–12.00	3.54
Options authorized	648,022	—	—	—
Options granted	(522,200)	522,200	3.00	3.00
Options exercised	—	(7,419)	1.50–3.00	1.65
Options forfeited	50,414	(50,414)	1.50–9.00	4.92

Outstanding—December 31, 2002	617,750	2,081,375	0.12–12.00	3.36
Options authorized	1,641,667	—	—	—
Options granted	(1,770,689)	1,770,689	0.75–5.25	0.96
Options exercised	—	—	—	—
Options forfeited	24,604	(24,604)	0.75–7.50	3.60

Outstanding—June 30, 2003	513,332	3,827,460	$0.12–$12.00	$2.25

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

The weighted average fair value of common stock options granted during the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003 was $3.18, $2.16, $1.65 and $2.81, respectively.

	Weighted Average Exercise Price		Weighted Average Grant Date Fair Values
Common Stock Options Granted with Exercise Price	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Year Ended December 31, 2002	Six Months Ended June 30, 2003
		(unaudited)		(unaudited)
Equal to common stock value at date of grant	$3.00	$—	$1.65	$—
Less than common stock value at date of grant	—	0.96	—	2.81
Greater than common stock value at date of grant	—	—	—	—

The following table summarizes information with respect to common stock options outstanding at June 30, 2003:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$0.12–$2.40	1,805,756	9.36	$0.83	193,710	$1.35
3.00–$3.75	1,811,371	8.32	3.04	622,337	3.00
5.25–7.50	169,333	7.80	7.27	76,000	7.50
9.00–12.00	41,000	6.86	9.07	26,366	9.06

	3,827,460	8.77	$2.25	918,413	$3.21

The fair value of common stock options granted in 2000, 2001 and 2002 and for the six month period ended June 30, 2003 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,			Six Months Ended June 30, 2003
	2000	2001	2002
Risk-free interest rates	4.92%–6.79%	4.66%–5.17%	3.24%–4.4%	2.30%–2.91%
Expected lives	5 years	5 years	5 years	5 years
Dividend yield	0%	0%	0%	0%
Expected volatility	60%	60%	60%	60%

Preferred Stock Options

In March 2001, the Company executed an employment agreement with a key executive whereby it granted this executive an option, exercisable over ten years, to purchase up to 518,807 shares of Series I Preferred Stock at an exercise price of $2.57 per share. One half of these option shares vest immediately. The remaining option shares vest upon the sale of the Company or the closing of a firm commitment underwritten public offering. Upon completion of this offering, the option will be exercisable for 213,541 shares of common stock at an exercise price of $6.24 per share.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

The following table summarizes information about preferred stock options outstanding at June 30, 2003:

	Exercise Price	Remaining Contractual Life (years)	Number Outstanding	Number Exercisable
Options for Series I Preferred Stock	$2.57	7.75	518,807	259,403

The per-share fair value of preferred stock options granted in 2001 was $1.42, which was estimated using the Black-Scholes option pricing model with assumptions of 60 percent volatility, no dividend yield, expected life of five years and a risk-free interest rate of 4.55 percent. There were no grants of preferred stock options in 2000 and 2002 or the six months ended June 30, 2003.

10.    Income Taxes

A reconciliation of the amount of the income tax benefit that results from applying the statutory Federal income tax rates to pretax loss and the reported amount of income tax benefit is as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2003
Tax provision (benefit) at statutory rate	$(7,700)	$(6,248)	$(2,834)	$69
Research and experimentation credit	—	(462)	(486)	—
State income tax benefit	—	(5)	(3)	(288)
Net increase in valuation allowance	8,771	6,688	3,301	(142)
Non-deductible expenses	(1,071)	27	22	369

	$—	$—	$—	$8

The components of the provision for income taxes for the six month period ended June 30, 2003 are as follows (in thousands):

Six Months Ended June 30, 2003
Current
Federal	$5
State	3
Deferred
Federal	439
State	(439)

$8

The components of the net deferred tax asset are as follows (in thousands):

	December 31,		June 30,
	2001	2002	2003
Depreciable assets	$(216)	$(160)	$(164)
Net operating loss carryforwards	15,173	17,875	17,726
Research and experimentation credit	1,346	1,832	1,832
Accrued liabilities and reserves	122	179	190

Net deferred tax assets	16,425	19,726	19,584
Deferred tax asset valuation allowance	(16,425)	(19,726)	(19,584)

	$—	$—	$—

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

The table below summarizes changes in the deferred tax asset valuation allowance (in thousands):

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2000	$(1,321)	$(8,771)	$—	$(10,092)

Year ended December 31, 2001	$(10,092)	$(6,688)	$355	$(16,425)

Year ended December 31, 2002	$(16,425)	$3,301)	$—	$(19,726)

Six months ended June 30, 2003	$(19,726)	$—	$142	$(19,584)

At June 30, 2003, the Company had net operating loss carryforwards of approximately $52.7 million, with expiration dates ranging from 2011 to 2022 and research and development credit carryforwards of approximately $2.7 million with expiration dates ranging from 2011 to 2022. The Company has provided a full valuation allowance for the net deferred tax assets at June 30, 2003, as management believes that the realization of tax benefits associated with the net deferred tax assets is not more likely than not.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards and research and development credit carryforwards which can be used in future years. As of June 30, 2003, the Company has approximately $4.5 million of net operating loss carryforwards with limitations on the amount that can be recognized in any annual period.

11. Commitments	and Contingencies

The Company leases its office space and certain office equipment under noncancelable operating leases. Total rent expense under these operating leases was approximately $1.3 million, $2.1 million, $2.2 million and $1.0 million for the year ended December 31, 2000, 2001 and 2002 and six months ended June 30, 2003, respectively. During the year ended December 31, 2000, 2001 and 2002 and six months ended June 30, 2003, the Company earned $0, $0.2 million, and $0.7 and $0.4 million million in rental income from office space subleased to third parties.

Future minimum lease payments under capital leases and noncancelable operating leases at June 30, 2003 are as follows (in thousands):

Six months ending December 31,	Operating leases	Capital leases
2003	$664	$41

Year ending December 31,
2004	1,333	82
2005	1,356	64
2006	1,163	8
2007	79	—

	4,595	195
Less: sublease rental income	(1,972)

Operating lease obligation net of sublease	$2,623

Less: portion representing interest		(35)

Capital lease obligation		160
Less: current portion		(62)

Capital lease obligation, net of current portion		$98

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

In connection with a technology license agreement with Metanoia Technologies, Inc. (“Metanoia”) (Note 15), the Company has indemnified Metanoia with respect to the infringement of third party proprietary rights. The indemnification is limited to $2.5 million. No claims or assertions have been made against the Company in connection with this indemnification.

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company’s exposure under these arrangements is unknown as this would involve future claims that might be made against the Company that have not yet occurred. However based on experience, the Company expects the risk of any loss to be remote.

Litigation

In September 1999, a suit was filed against the Company by Crystal Semiconductor, Inc. (“Crystal”) and Cirrus Logic, Inc. (“Cirrus”) (the parent company of Crystal) alleging that certain of the Company’s products infringed two of Crystal’s patents. The Company settled the suit in November 2000. As part of the settlement, the Company issued shares of common stock to Cirrus valued at $3.0 million at the date of issuance, which was recorded as litigation settlement expense. The Company also agreed to a perpetual contingent guarantee which provides that these shares would have a value of at least $10.5 million at the time of its IPO. The determination of the fair value of the contingent guarantee includes an assessment of the probability of successfully completing an IPO at a price which would trigger the contingent guarantee. To date, the Company has not recognized any amounts related to the contingent guarantee. Should the Company successfully complete its anticipated IPO, management estimates that the Company would record an expense of $5.7 million assuming an IPO price of $12.00 per share associated with the exercise of the contingent guarantee. The maximum potential amount of payments to Cirrus is $10.5 million. In addition, Cirrus was to receive a warrant, exercisable for 60 days after the effective date of the IPO, to purchase shares of the Company’s common stock. In August 2003, this warrant was cancelled.

In February 2001, the Company filed suit against a former legal counsel, alleging breach of fiduciary duty and professional negligence. The parties entered into a settlement agreement to resolve the suit effective November 8, 2001. The Company recognized a gain of $3.0 million on the settlement in 2001.

12.    Related Party Transactions

Revenues from a significant stockholder were approximately $18.1 million, $9.0 million, $6.7 million and $2.2 million for the years ended December 31, 2000, 2001 and 2002, and the six months ended June 30, 2003, respectively.

Accounts receivable from sales to an affiliated customer were approximately $2.0 million, $1.1 million and $0.8 million as of December 31, 2001 and 2002 and June 30, 2003, respectively.

For the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003, the Company paid approximately $0.2 million, $53,000, $4,000 and $16,000, respectively, for legal services to a law firm affiliated with a stockholder of the Company.

During 2001, the Company issued warrants to purchase shares of the Company’s preferred stock to stockholders in consideration for a $5.0 million guarantee for the Company’s line of credit (Note 5).

At December 31, 2001 and 2002 and June 30, 2003, the Company had approximately $0.3 million, $0.3 million and $0.2 million, respectively, in receivables from employees to finance their purchases of restricted common stock (Note 9).

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

13.    Employee Benefit Plan

The Company has a defined contribution plan (the “401(k) Plan”) which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may make voluntary contributions to the 401(k) Plan, not to exceed the statutory amount, and the Company may make matching contributions. The Company made no contributions to the 401(k) Plan for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003.

14.    Supplemental Cash Flow Information

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
	(in thousands)
Cash paid for interest	$57	$338	$518	$174	$290
Non-cash investing and financing activities:
Issuance of common stock for software license	—	—	100	—	—
Issuance of warrants to purchase preferred stock	—	2,843	72	72	—
Repurchase of common stock for cancellation of receivables from stockholders	83	2,085	—	—	4
Acquisition of property and equipment under capital leases	77	—	—	—	150
Issuance of warrants to purchase common stock	63	—	—	—	—
Issuance of common and preferred stock for notes receivable from stockholders	2,442	—	—	—	—
Note payable for purchase of license	1,000	—	—	—	—
Issuance of common stock in settlement of litigation	3,000	—	—	—	—
Deemed dividends preferred stock	312	316	316	158	8,255

15.    License of Technology

In October 2001, the Company entered into an asset purchase and license agreement with Metanoia, a company started by a former officer and current common stockholder of SigmaTel. The agreement requires the Company to exclusively license DSL technology developed and owned by the Company to Metanoia. The total consideration payable to the Company included (i) approximately 1,400,000 shares of Metanoia’s preferred stock; (ii) $207,000 payable in cash; and (iii) a note receivable of $1,000,000 bearing interest at 8% per annum payable on April 24, 2002. The Company accounts for its investment in Metanoia preferred stock using the cost method. Given the limited capitalization and operations of Metanoia at the time of this transaction, no value was assigned to the non-cash consideration received. In March 2002, prior to the maturity of the note, Metanoia exercised its option to extend the maturity date of the note to January 24, 2003 (the “New Maturity Date”). In December 2002, prior to the New Maturity Date, the Company entered into an agreement with Metanoia to extend the maturity of the note to January 24, 2005 and to remove certain licensing restrictions for the use of the technology. In consideration for the amendment, Metanoia issued a new note in the amount of $500,000 to the Company bearing interest at 8% per annum and maturing on January 24, 2004. Metanoia is in the process of raising capital for its business operations. The Company has received little cash consideration from the Metanoia transactions. As of June 30, 2003, the Company had not recognized a gain on the non-cash consideration received as Metanoia had not generated operating cash flows and there is no active trading market for Metanoia securities.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

16.    Operating Segments and Geographic Information

The Company operated in a single segment, and the Company’s chief operating decision makers use measurements aggregated at the entity-wide level to manage the business.

The following table summarizes the percentages of revenues by geographic region:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Taiwan	20%	39%	46%	37%	53%
China	2	2	15	2	24
Singapore	39	37	22	38	7
Japan	8	6	8	10	3
U.S.	30	15	2	4	—
Other	1	1	7	9	13

Total sales	100%	100%	100%	100%	100%

The table below summarizes the percentage of long-lived assets by geographic region:

	December 31,		June 30,
	2001	2002	2002	2003
			(unaudited)
United States	78%	72%	72%	75%
Taiwan	13	12	12	11
Other	9	16	16	14

	100%	100%	100%	100%

The following table sets forth the Company’s revenues for each product class which accounted for greater than 15% of its revenues during any of the last three years (Audio Codecs include both notebook and desktop PC audio codecs and consumer audio codecs):

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Portable Audio SoCs	—%	0.8%	51.8%	6.9%	75.4%
Audio Codecs	100.0	96.9	44.9	89.8	19.5

17.    Subsequent Events

In July 2003, the Company approved an Employee Stock Purchase Plan (ESPP) that will become effective upon a successful IPO. Employees who own less than 5% of the Company, work more than 20 hours a week and have been employed for greater than 5 months are eligible and may purchase common stock semi-annually at the lower of 85% of the fair market value of the stock at the beginning or end of the six-month payment period, through accumulation of payroll deductions. Common stock reserved under the ESPP is 500,000 shares.

SigmaTel, Inc.

Notes to Financial Statements—(Continued)

In July 2003, the Company approved the 2003 Equity Incentive Plan (the “2003 Plan”) that will become effective upon a successful IPO. The 2003 Plan provides for the grant of incentive stock options and nonqualified stock options, stock awards and stock purchase rights for the purchase of up to 6,866,747 shares of the Company’s common stock by officers, employees, consultants and directors of the Company. However, this share reserve shall be reduced by the exercise of stock options outstanding under the Company’s 1995 Stock Option/Stock Issuance Plan. As of June 30, 2003, options to purchase 3,827,460 shares of the Company’s common stock were outstanding under the 1995 plan. The compensation committee of the Board of Directors is responsible for administration of the 2003 Plan. The compensation committee determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company’s voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company’s voting stock). Nonqualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than the market value per share.

[Inside Back Cover:

In the center of the page is the SigmaTel, Inc. logo. At the bottom of the page and in the center is the following caption: “ISO 9001:2000 Certified.”]

Through and including                            , 2003 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

10,000,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

JPMorgan

CIBC World Markets

Needham & Company, Inc.

                                                   , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by registrant in connection with the sale of common stock being registered. The selling stockholders will not pay any of the below expenses. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$12,094
NASD filing fee	15,450
Nasdaq National Market listing fee	150,000
Printing and engraving expenses	125,000
Legal fees and expenses	600,000
Accounting fees and expenses	425,000
Blue sky fees and expenses	10,000
Transfer agent fees	15,000
Miscellaneous	150,000

Total	$1,502,544

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of SigmaTel may and, in some cases, must be indemnified by SigmaTel against, in the case of a on-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of SigmaTel. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to SigmaTel, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.

Our certificate of incorporation will provide that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Our bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. On or prior to the consummation of the offering, we will have entered into indemnification agreements with all of our directors and executive officers and will have purchased directors’ and officers’ liability insurance.

Reference is made to the underwriting agreement to be filed as Exhibit 1.1 hereto, pursuant to which the underwriters have agreed to indemnify our officers and directors against certain liabilities under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities

In the three years prior to the filing of this Registration Statement or for such longer period as indicated below, we issued and sold the following unregistered securities.

1.	In April 2000, we issued 50,000 shares of our common stock to a company and an individual affiliated with that company pursuant to the exercise of four warrants held by them, for $29,250.

2.	In June 2000, we issued warrants to purchase 11,167 shares of our common stock to one of our landlords and two affiliated individuals in connection with negotiating a lease agreement. The warrants are immediately exercisable and, if not exercised, will expire upon the earlier to occur of the completion of this offering or June 12, 2006.

3.	In August 2000, we issued and sold a total of 5,052,632 shares of Series H preferred stock to 44 investors, consisting of 26 individuals, 9 corporate investors, and 9 venture capital and investment funds for a total purchase price of $24,000,002, all of which was paid in cash. All of these shares of Series H preferred stock will automatically convert into shares of our common stock upon the completion of this offering.

4.	In November 2000, we issued 400,000 shares of our common stock to a company in connection with the settlement of a lawsuit with that company.

5.	During 2000, we issued 1,590,267 shares of our common stock to employees, directors and consultants upon exercise of options issued pursuant to our 1995 Stock Option/Stock Issuance Plan, with exercise prices ranging from $.117 to $12.00 per share.

6.	In April 2001, we issued warrants to purchase 1,945,527 shares of Series I preferred stock at an exercise price of $2.57 per share to eight venture capital and investment funds. The warrants are immediately exercisable and, if not exercised, will expire upon the earlier to occur of the completion of this offering or April 10, 2006. The warrants were issued in return for the investors’ collectively guarantying $5,000,004 of any amounts borrowed by us pursuant to a line of credit. In connection with the warrant issuances, in April 2001, we also issued Series I Convertible Subordinated Notes convertible into 2,439,878 shares of Series I preferred stock for an aggregate principal amount of $6,270,486 to the same group of investors in return for cash loans of the same amount. The notes are immediately convertible and mature on April 10, 2006. All issued and outstanding shares of Series I preferred stock will automatically convert into shares of our common stock upon the completion of this offering. The notes will collectively become convertible into 1,004,254 shares of our common stock if they have not been converted upon the completion of this offering.

7.	In April 2001, we issued an option to purchase 518,807 shares of Series I preferred stock at an exercise price of $2.57 per share to our President and Chief Executive Officer. One-half of these options vested immediately and one-half vest upon the sale of the company or an initial public offering of our common stock. The option expires on April 11, 2006.

8.	In June 2001, we issued Series I Convertible Subordinated Notes convertible into 43,364 shares of Series I preferred stock for an aggregate principal amount of $111,445 to 12 investors, consisting of 10 individuals, one corporate investor, and one venture capital and investment fund in return for cash loans of the same amount. The notes are immediately convertible and mature on June 22, 2006. All issued and outstanding shares of Series I preferred stock will automatically convert into shares of our common stock upon the completion of this offering. The notes will collectively become convertible into 17,849 shares of our common stock if they have not been converted upon the completion of this offering.

9.	In July 2001, we issued an option to purchase 985,208 shares of our common stock at an exercise price of $3.00 per share to our President and Chief Executive Officer in return for his services as an officer. The option is immediately exercisable and expires on March 26, 2011.

10.	In August 2001, we issued a warrant to purchase 15,000 shares of Series I preferred stock at an exercise price of $2.57 per share to a lender in connection with a line of credit. All issued and outstanding shares of Series I preferred stock will automatically convert into shares of our common stock upon the completion of this offering. The warrant will become convertible into 6,174 shares of our common stock if the warrant has not been exercised upon the completion of this offering. The warrant is immediately exercisable and, if not exercised on or prior to August 9, 2006, will automatically convert.

11.	During 2001, we issued 273,333 shares of our common stock to an employee upon exercise of options issued pursuant to our 1995 Stock Option/Stock Issuance Plan, at an exercise price of $.027 per share.

12.	In February 2002, we issued a warrant to purchase 15,000 shares of Series I preferred stock at an exercise price of $2.57 per share to a lender in connection with a line of credit. All issued and outstanding shares of Series I preferred stock will automatically convert into shares of our common stock upon the completion of this offering. The warrant will become convertible into 6,174 shares of our common stock if the warrant has not been exercised upon the completion of this offering. The warrant is immediately exercisable and, if not exercised on or prior to March 13, 2007, will automatically convert.

13.	In May 2002, we issued a warrant to purchase 500,000 shares of our common stock at an exercise price of $3.00 per shares to a customer in connection with a supply agreement. The warrant will become exercisable with respect to all of the shares on July 1, 2004 if the customer achieves certain commercial milestones. If not earlier exercised, the warrant will expire on May 16, 2009.

14.	In June 2002, we issued a warrant to purchase 35,000 shares of Series I preferred stock at an exercise price of $2.57 per share to a lender in connection with a line of credit. All issued and outstanding shares of Series I preferred stock will automatically convert into shares of our common stock upon the completion of this offering. The warrant will become convertible into 14,406 shares of our common stock if the warrant has not been exercised upon the completion of this offering. The warrant is immediately exercisable and, if not exercised on or prior to June 28, 2007, will automatically convert.

15.	In June 2002, we issued 33,333 shares of our common stock to a company in connection with a license agreement.

16.	During 2002, we issued 7,419 shares of our common stock to employees, directors and consultants upon exercise of options issued pursuant to our 1995 Stock Option/Stock Issuance Plan, with exercise prices ranging from $1.50 to $3.00 per share.

17.	In February 2003, we issued and sold a total of 6,006,631 shares of Series J preferred stock to seven venture capital and investment funds for a total purchase price of $6,873,688, all of which was paid in cash. All of these shares of Series J preferred stock will automatically convert into shares of our common stock upon the completion of this offering.

18.	In March 2003, we issued and sold a total of 1,150,953 shares of Series J preferred stock to 21 investors, consisting of ten individuals, three corporate investors and eight venture capital and investment funds for a total purchase price of $1,317,093, all of which was paid in cash. All of these shares of Series J preferred stock will automatically convert into shares of our common stock upon the completion of this offering.

19.	From time to time we have granted stock options to employees, directors and consultants in compliance with Rule 701. The following table sets forth information regarding these grants:

Date of Grant	Number of Shares (#)	Exercise Price Per Share ($)
January 1, 2000	1,000	$4.50
January 4, 2000 – January 10, 2000	11,333	2.25
January 13, 2000	50,000	2.40
January 17, 2000 – February 7, 2000	30,000	2.25
February 7, 2000 – April 13, 2000	191,000	2.40
April 17, 2000 – July 31, 2000	223,500	9.00
August 1, 2000 – September 18, 2000	89,500	12.00
January 16, 2001 – January 19, 2001	913,500	7.50
February 22, 2001 – December 2, 2002	789,200	3.00
January 21, 2003 – March 18, 2003	1,663,356.75
May 20, 2003	90,000	3.75
June 17, 2003	17,333	5.25

The sales and issuances of securities above, other than the sales and issuances in items 5, 11, 16 and 19, were determined to be exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions by an issuer not involving a public offering. The purchasers in such transactions represented their intention to acquire the securities for investment only and not with a view to or for resale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising. The sales and issuances of securities listed above in items 5, 11, 16 and 19 were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

(A)    EXHIBITS

1.1	Form of Underwriting Agreement by and among SigmaTel, the Selling Stockholders and the Underwriters

3.1†	Form of Amended and Restated Certificate of Incorporation of SigmaTel

3.2†	Form of Amended and Restated Bylaws of SigmaTel

4.1	Specimen certificate for shares of common stock

5.1	Opinion of Gray Cary Ware & Freidenrich LLP

10.1†	SigmaTel 1995 Stock Option/Stock Issuance Plan, as amended to date

10.2†	SigmaTel 2003 Equity Incentive Plan

10.3†	SigmaTel Employee Stock Purchase Plan

10.4†	Second Amended and Restated Investors’ Rights Agreement dated August 15, 2000, by and among SigmaTel and certain holders of preferred stock or common stock

10.5†	First Amendment to Second Amended and Restated Investors’ Rights Agreement dated November 17, 2000, by and between SigmaTel and Cirrus Logic, Inc.

10.6†	Second Amendment to Second Amended and Restated Investors’ Rights Agreement dated July 1, 2003, by and between SigmaTel and certain holders of preferred or common stock.

10.7†	Lease Agreement effective August 6, 1999, by and between SigmaTel and Desta Two Partnership Ltd.

10.8†	Amendment No. 1 to Lease Agreement, effective January 1, 2000, by and between SigmaTel and Desta Two Partnership Ltd.

10.9†	Sublease dated July 16, 2001, by and between SigmaTel and Texas Networking, Inc.

10.10†	Office Building Lease Agreement dated June 12, 2000, by and between SigmaTel and BC Plaza II/III Ltd.

10.11†	Amended and Restated Loan and Security Agreement dated March 4, 2003, by and between SigmaTel and Silicon Valley Bank

10.12†	Executive Employment Agreement dated as of March 26, 2001 by and between Ronald Edgerton and SigmaTel

10.13†	Employment Agreement dated as of January 19, 2001 by and between Alan Green and SigmaTel

10.14†	Form of notes convertible into Series I preferred stock ($6.3 million total principal amount issued)

10.15†	Form of Indemnification Agreement for directors and officers

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2	Consent of Gray Cary Ware & Freidenrich LLP. Reference is made to Exhibit 5.1

24.1†	Power of Attorney (See page II-9 of the Registration Statement on Form S-1 filed July 3, 2003.)

24.2†	Power of Attorney of John Hime

†	Previously filed.
*	To be filed by amendment.

(B)    Financial Statement Schedule

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders

of SigmaTel, Inc.:

Our audits of the financial statements referred to in our report dated August 1, 2003, except as to the reverse stock split and reincorporation described in note 1, which is as of                                 , 2003, appearing in the Registration Statement on Form S-1 of SigmaTel, Inc. also included an audit of the financial statement schedule listed in Item 16(B) on page II-4 of this Form S-1. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

PricewaterhouseCoopers LLP

Austin, TX

August 1, 2003

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2000, 2001 and 2002

and Six Month Period Ended June 30, 2003

(in thousands)	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for sales returns:
Year ended December 31, 2000	$(56)	$(81)	$11	$(126)

Year ended December 31, 2001	$(126)	$—	$76	$(50)

Year ended December 31, 2002	$(50)	$—	$—	$(50)

Six months ended June 30, 2003	$(50)	$(50)	$—	$(100)

Reserve for excess and obsolete inventory:
Year ended December 31, 2000	$—	$(1,409)	$1,387	$(22)

Year ended December 31, 2001	$(22)	$(2,018)	$1,423	$(617)

Year ended December 31, 2002	$(617)	$(151)	$463	$(305)

Six months ended June 30, 2003	$(305)	$(426)	$274	$(457)

Item 17.    Undertakings

The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the DGCL, our Certificate of Incorporation or our Bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Austin, Texas, effective on September 10, 2003.

SIGMATEL, INC.

By:	/s/ RONALD P. EDGERTON
Ronald P. Edgerton
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities set forth below effective on September 10, 2003.

Name	Title

/s/ RONALD P. EDGERTON Ronald P. Edgerton	President and Chief Executive Officer (principal executive officer)

/s/ ROSS A. GOOLSBY Ross A. Goolsby	Vice President of Finance, Chief Financial Officer and Secretary (principal financial and accounting officer)

/s/ ALEXANDER M. DAVERN* Alexander M. Davern	Director

/s/ JOHN HIME* John Hime	Director

/s/ KENNETH P. LAWLER* Kenneth P. Lawler	Director

/s/ C. HOCK LEOW* C. Hock Leow	Director

/s/ WILLIAM P. OSBORNE* William P. Osborne	Director

*By:	/s/ RONALD P. EDGERTON
Ronald P. Edgerton, Attorney in fact

INDEX TO EXHIBITS

1.1	Form of Underwriting Agreement by and among SigmaTel, the Selling Stockholders and the Underwriters

3.1†	Form of Amended and Restated Certificate of Incorporation of SigmaTel

3.2†	Form of Amended and Restated Bylaws of SigmaTel

4.1	Specimen certificate for shares of common stock

5.1	Opinion of Gray Cary Ware & Freidenrich LLP

10.1†	SigmaTel 1995 Stock Option/Stock Issuance Plan, as amended to date

10.2†	SigmaTel 2003 Equity Incentive Plan

10.3†	SigmaTel Employee Stock Purchase Plan

10.4†	Second Amended and Restated Investors’ Rights Agreement dated August 15, 2000, by and among SigmaTel and certain holders of preferred stock or common stock

10.5†	First Amendment to Second Amended and Restated Investors’ Rights Agreement dated November 17, 2000, by and between SigmaTel and Cirrus Logic, Inc.

10.6†	Second Amendment to Second Amended and Restated Investors’ Rights Agreement dated July 1, 2003, by and between SigmaTel and certain holders of preferred or common stock.

10.7†	Lease Agreement effective August 6, 1999, by and between SigmaTel and Desta Two Partnership Ltd.

10.8†	Amendment No. 1 to Lease Agreement, effective January 1, 2000, by and between SigmaTel and Desta Two Partnership Ltd.

10.9†	Sublease dated July 16 2001, by and between SigmaTel and Texas Networking, Inc.

10.10†	Office Building Lease Agreement dated June 12, 2000, by and between SigmaTel and BC Plaza II/III Ltd.

10.11†	Amended and Restated Loan and Security Agreement dated March 4, 2003, by and between SigmaTel and Silicon Valley Bank

10.12†	Executive Employment Agreement dated as of March 26, 2001 by and between Ronald Edgerton and SigmaTel

10.13†	Employment Agreement dated as of January 19, 2001 by and between Alan Green and SigmaTel

10.14†	Form of notes convertible into Series I Preferred Stock ($6.3 million total principal amount issued)

10.15†	Form of Indemnification Agreement for directors and officers

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2	Consent of Gray Cary Ware & Freidenrich LLP. Reference is made to Exhibit 5.1

24.1†	Power of Attorney (See page II-9 of the Registration Statement on Form S-1 filed July 3, 2003.)

24.2†	Power of Attorney of John Hime

†	Previously filed.
*	To be filed by amendment.